   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 15, 2000
                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                   OMM, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             3661                            33-0762894
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                            9410 CARROLL PARK DRIVE
                              SAN DIEGO, CA 92121
                                 (858) 362-2800
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                 PHILIP CHAPMAN
                            CHIEF FINANCIAL OFFICER
                                   OMM, INC.
                            9410 CARROLL PARK DRIVE
                              SAN DIEGO, CA 92121
                                 (858) 362-2800
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

              BRUCE M. MCNAMARA, ESQ.                              THOMAS A. COLL, ESQ.
              THOMAS I. SAVAGE, ESQ.                                 NADER BITAR, ESQ.
              EDWARD F. VERMEER, ESQ.                               JASON CONGER, ESQ.
                LINDA Y. SUNG, ESQ.                                 COOLEY GODWARD LLP
         WILSON SONSINI GOODRICH & ROSATI                          4365 EXECUTIVE DRIVE
             PROFESSIONAL CORPORATION                                   SUITE 1100
                650 PAGE MILL ROAD                               SAN DIEGO, CA 92121-2128
                PALO ALTO, CA 94304                                   (858) 550-6000
                  (650) 493-9300

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
                                                                 PROPOSED MAXIMUM           AMOUNT OF
                                                                AGGREGATE OFFERING         REGISTRATION
TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED                   PRICE(1)                 FEE(2)
------------------------------------------------------------------------------------------------------------
Common Stock, $0.0001 par value(1)..........................       $100,000,000             $26,400.00
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

(1) Includes shares which the underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457 under the Securities Act of 1933.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

            SUBJECT TO COMPLETION, DATED                     , 2000.

                                                 Shares

                                   [OMM logo]

                                  Common Stock
                               ------------------

     Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be
between $          and $     per share. We have applied to list our common stock
on The Nasdaq Stock Market's National Market under the symbol "OMMI".

     The underwriters have an option to purchase a maximum of additional shares to cover over-allotments of shares.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 5.

                                                                        UNDERWRITING
                                                         PRICE TO       DISCOUNTS AND     PROCEEDS TO
                                                          PUBLIC         COMMISSIONS          OMM
                                                         --------       -------------     -----------
Per Share............................................              $                $                $
Total................................................  $                $                $

     Delivery of the shares of common stock will be made on or about
                    , 2000.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON
                 CHASE H&Q
                                   CIBC WORLD MARKETS
                                                 DAIN RAUSCHER WESSELS

           The date of this prospectus is                     , 2000.

                               [INSIDE COVER ART]

                              [INSIDE FRONT COVER]

        The inside front cover page of the prospectus starts with the heading "Switching the way the world communicates(TM)." Underneath it is a subheading that reads "OMM is first to market MEMS-based photonic switching subsystems," followed by the text "OMM MEMS Optical Switches Maximize bandwidth without any optical-to-electrical conversion." To the right of that text is a circle with a graphic of three photonic switch subsystem packages. Below that, in the lower left-hand corner of the page, is the OMM logo.

        On the right-hand side of the cover page is a graphic of optical streams and a globe which encompasses approximately one-third of the page.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
PROSPECTUS SUMMARY....................    1
RISK FACTORS..........................    5
NOTE REGARDING FORWARD-LOOKING
  STATEMENTS..........................   16
USE OF PROCEEDS.......................   16
DIVIDEND POLICY.......................   16
CAPITALIZATION........................   17
DILUTION..............................   18
SELECTED FINANCIAL DATA...............   20
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.......................   21
BUSINESS..............................   26
MANAGEMENT............................   41

                                        PAGE
                                        ----
TRANSACTIONS WITH RELATED PARTIES AND
  INSIDERS............................   52
PRINCIPAL STOCKHOLDERS................   54
DESCRIPTION OF CAPITAL STOCK..........   57
SHARES ELIGIBLE FOR FUTURE SALE.......   60
UNITED STATES TAX CONSEQUENCES TO
  NON-U.S. HOLDERS....................   62
UNDERWRITING..........................   65
NOTICE TO CANADIAN RESIDENTS..........   68
WHERE YOU CAN FIND ADDITIONAL
  INFORMATION.........................   69
LEGAL MATTERS.........................   69
EXPERTS...............................   69
INDEX TO FINANCIAL STATEMENTS.........  F-1

                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                     DEALER PROSPECTUS DELIVERY OBLIGATION

     UNTIL             , 2000 (25 DAYS AFTER THE COMMENCEMENT OF THIS OFFERING),
ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

     This summary highlights selected information from this prospectus and does not contain all of the information that may be important to you. To understand the risks involved in your investment decision, you should read carefully this entire prospectus, including the risk factors and our financial statements, and the documents to which we refer you.

                                   OMM, INC.

     We design, manufacture and sell a family of highly scalable, all-optical, or photonic, switching subsystems. Our products are based upon our proprietary implementation of micro-electromechanical systems, or MEMS, which enable all optical switching of data streams. Our products allow optical network systems manufacturers to build scalable, cost-effective systems that address next generation switching needs in the long haul, metropolitan and access segments of communication networks. As of August 31, 2000 we have sold our products to 19 customers, including, Cisco Systems, Inc., Corvis Corporation, Nortel Networks, Siemens AG, and Sorrento Networks. In addition, we have entered into strategic partnerships with Alcatel SA, Siemens AG, Inc. and Sycamore Networks to collaborate on the development of our next generation of products.

     We design our products to be manufacturable in high volume, and we continuously optimize our product designs to ensure product quality, reliability and durability. In addition, we have designed and implemented several proprietary automated and semi-automated manufacturing systems and processes to enhance our manufacturing yields and reliably produce higher volumes of products than generally possible using manual production techniques.

     Communications service providers have invested significant capital in optical networks to address the increasing demand for high capacity, or high bandwidth, communications networks, as well as demand for enhanced services and improved connection times. RHK, a market research and consulting firm, projects that the global optical networking systems market will increase from $31.5 billion in 1999 to $90.1 billion in 2003.

     As demand for communications services increases, the need to efficiently move optical data streams onto, around and off of the network is becoming more acute. Switches, which control optical data stream movement on the network, are becoming an increasingly critical element of the communications infrastructure. Optical network switching systems in use today are based on a hybrid technology that converts optical signals into electrical signals for processing. After electronic processing, the information must be converted back into an optical data stream for transmission to its next destination. Switching systems based on this process are known as optical-electrical-optical, or OEO, systems. These complex devices are becoming increasingly challenged to support the growth in optical networks due to a number of limitations, including:

     - an inability to readily support additional signal wavelengths, increases in data rates or different transmission protocols as they are added to the network;

     - difficulty in changing the configuration of the network or provisioning new services; and

     - significant power, cooling and space requirements.

These and other factors can add to costs or limit new revenue opportunities for communications service providers.

     Our family of photonic switching subsystems enable optical network systems manufacturers to design and build switching systems that can switch optical data streams without regard to transmission protocol, data rates or signal wavelength. Our products enable optical network systems manufacturers to deliver systems to communications service providers that lower their total cost of ownership and simplify the process of installing, or provisioning, and modifying communications services.

     Our objective is to be the leading supplier of highly scalable and reliable photonic switching subsystems that are integrated into products built by optical network systems manufacturers. Key elements of our strategy to attain this goal are to:

     - extend our leadership position in photonic switching technologies;

     - leverage our automation capabilities;

     - broaden our product portfolio;

     - design products for manufacturability;

     - focus exclusively on subsystems; and

     - develop and enhance strategic partnerships with customers.

     We were incorporated in California in June 1997 and reincorporated in Delaware in March 2000. Our principal offices are located at 9410 Carroll Park Drive, San Diego, California 92121. Our telephone number is (858) 362-2800, and our website is http://www.omminc.com. We do not intend the information found on our website, nor information contained on any website linked to it, to constitute a part of this prospectus.

     "OMM," our logo, "Delivering Breakthrough Photonic Solutions," and "Switching the Way the World Communicates" are our trademarks and trade names. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

                                  THE OFFERING

Common stock offered..................                    shares

Common stock to be outstanding after
this offering.........................                    shares

Use of proceeds.......................     To expand our manufacturing
                                           capability and research and
                                           development efforts, as well as for
                                           working capital and general corporate
                                           purposes.

Proposed Nasdaq National Market
symbol................................     OMMI

     The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of August 31, 2000, and excludes:

     - 13,740,933 shares of common stock issuable upon exercise of outstanding stock options as of August 31, 2000 at a weighted average exercise price of $0.32 per share;

     - 1,930,158 shares of common stock issuable upon exercise of outstanding warrants, as adjusted to reflect the conversion of preferred stock into common stock, at a weighted average exercise price of $0.27 per share; and

     - 1,841,751 shares reserved for future issuance under our stock option and employee stock purchase plans, including amounts authorized for issuance subsequent to August 31, 2000.

                         SUMMARY FINANCIAL INFORMATION
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                            PERIOD FROM
                              JUNE 30,
                                1997
                            (INCEPTION)
                                 TO          YEAR ENDED DECEMBER 31,     SIX MONTHS ENDED JUNE 30,
                            DECEMBER 31,    -------------------------    -------------------------
                                1997           1998          1999           1999          2000
                            ------------    ----------    -----------    ----------    -----------
                                                                                (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues..................    $    --       $       --    $        --    $       --    $       413
Cost of revenues..........         --               --             --            --          1,015
Gross margin..............         --               --             --            --           (602)
Loss from operations......        (55)          (1,311)        (7,441)       (2,427)       (19,781)
Net loss..................    $   (54)      $   (1,249)   $    (7,358)   $   (2,398)   $   (19,441)
Historical net loss per
  share, basic and
  diluted.................    $ (0.60)      $    (0.49)   $     (1.03)   $    (0.38)   $     (1.98)
Weighted average shares,
  basic and diluted.......     89,934        2,572,477      7,148,210     6,278,700      9,822,879
Pro forma net loss per
  share:
  Basic and diluted.......                                $     (0.18)                 $     (0.28)
  Weighted average
     shares...............                                 41,436,092                   69,612,228

                                                                      JUNE 30, 2000
                                                         ----------------------------------------
                                                                                     PRO FORMA AS
                                                          ACTUAL      PRO FORMA        ADJUSTED
                                                         --------    ------------    ------------
                                                                       (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents and short-term investments...  $ 82,260      $82,260         $
Working capital........................................    79,753       78,753
Total assets...........................................    95,879       95,879
Long-term obligations, less current portion............     4,242        4,242
Total stockholders' equity (deficit)...................   (17,382)      85,961

---------------

See note 2 of notes to the financial statements for an explanation of the determination of the number of shares used in computing basic and diluted net loss and pro forma basic and diluted net loss per share data. The pro forma as adjusted amounts on the balance sheet at June 30, 2000 give effect to:

     - the conversion of all outstanding shares of preferred stock into common stock upon the closing of the offering; and

     - the sale of the shares at an assumed initial public offering price of
       $     , after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

     Unless otherwise indicated, the information in this prospectus:

     - reflects both the five-for-one stock split, effective October 1998, and the two-for-one common stock dividend, which had the effect of a three-for-one stock split, effective August 2000;

     - assumes the conversion of all of our outstanding shares of preferred stock into 70,751,886 shares of common stock upon the closing of this offering; and

     - assumes the issuance of 83,901 shares of our common stock upon the exercise of warrants that, if not exercised by the holders, will expire upon the closing of this offering at a weighted average exercise price of $0.24 per share.

     - assumes no exercise of the underwriters' over-allotment option.

                                  RISK FACTORS

     You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. Investing in our common stock involves a high degree of risk. Risks and uncertainties, in addition to those we describe below, that are not presently known to us or that we currently believe are immaterial may also impair our business operations. If any of the following risks occurs, our business, operating results and financial condition could be seriously harmed. In addition, the trading price of our common stock could decline due to the occurrence of any of these risks, and you may lose all or part of your investment. See "Note Regarding Forward-Looking Statements."

                         RISKS RELATED TO OUR BUSINESS

WE HAVE NEVER BEEN PROFITABLE, AND WE EXPECT TO CONTINUE TO INCUR NET LOSSES FOR THE FORESEEABLE FUTURE. IF WE ARE UNABLE TO INCREASE OUR REVENUES, WE MAY NEVER ACHIEVE PROFITABILITY.

     Since our inception in June 1997, we have incurred significant losses and expect to continue to incur losses for the foreseeable future. We incurred net losses of $19.4 million for the six months ended June 30, 2000 and $7.4 million for the fiscal year ended December 31, 1999. As of June 30, 2000, we had an accumulated deficit of $28.1 million. To date, we have not achieved profitability on a quarterly or annual basis.

     Our revenues to date have been limited. We began recognizing revenue on shipments of our photonic switching subsystems in April 2000, and our customers are still in the early stages of evaluating, testing and deploying our products. We have a large amount of fixed expenses and expect to incur significant manufacturing, research and development, sales and marketing and administrative expenses in the future. As a result, we will need to generate significantly higher revenues, while containing manufacturing costs and operating expenses, if we are ever to achieve profitability. Even if we achieve profitability in the future, we may not be able to sustain or increase profitability on a quarterly or annual basis. Due to the lack of cash we generate from operations, we have funded our operations through the sale of equity securities and equipment lease financings. If we do not realize sufficient revenue levels to achieve profitability, we may require additional financing, which may not be available. If we are unable to attain and sustain profitability, our business could be severely harmed.

     As a result of our limited operating history, we have only limited data from operations on which to rely in forecasting future sales, and we also have limited meaningful historical financial data upon which to plan future operating expenses. Many of our expenses are fixed, and we may not be able to reduce our spending if we determine that our revenue will be lower than expected. If we fail to accurately forecast our revenues and future operating expenses, our business, financial condition and results of operations could be seriously harmed.

WE EXPECT THAT OUR REVENUES AND OPERATING RESULTS WILL FLUCTUATE ON A QUARTERLY AND ANNUAL BASIS, WHICH MAY RESULT IN VOLATILITY IN OUR STOCK PRICE.

     We expect our future quarterly and annual revenues and operating results to vary significantly from period to period. A number of factors, many of which are outside of our control, are likely to cause these variations, including:

     - the timing or cancellations of customer orders;

     - shipment scheduling;

     - fluctuations in demand for, and sales of, our products;

     - the ability of our customers to sell their optical networking systems that incorporate our products;

     - our ability to significantly expand our internal manufacturing capacity;

     - our ability to improve manufacturing yields and capacity utilization;

     - the ability of our suppliers to produce and deliver components to us on a timely basis and in the quantity and quality and at the prices that we require;

     - competitive factors such as the introduction of new products and product enhancements by our competitors, the entry of new competitors into our market and pricing pressures;

     - our ability to develop, introduce, manufacture and ship new and enhanced products in a timely manner;

     - our ability to control expenses, particularly in light of our limited operating history;

     - the loss of one or more of our customers;

     - the potential obsolescence of our inventory;

     - the ability of communication service providers to obtain the necessary financing to purchase optical networking systems that incorporate our products; and

     - costs related to potential acquisitions of technology or businesses.

     Due to these and other factors, we believe that quarter-to-quarter comparisons of our operating results will not be meaningful. You should not rely on our results for any quarter as an indication of our future performance. Our operating results in future quarters may not meet the expectations of securities analysts or investors, which would likely cause the price of our common stock to fall.

WE HAVE LIMITED EXPERIENCE AND UNPROVEN CAPABILITIES IN VOLUME MANUFACTURING. IF WE ARE UNABLE TO ACHIEVE AND SUSTAIN ADEQUATE VOLUME MANUFACTURING, OUR BUSINESS WILL SUFFER.

     Our future success depends in large part on our ability to expand and improve our manufacturing capabilities, and we must devote significant resources to expanding our manufacturing capabilities and capacities to meet projected customer and market demand. We have no experience in rapidly increasing our manufacturing capacity or in manufacturing products at high volumes and have only recently commenced manufacturing operations. We currently do not rely on contract manufacturers and have no present intention of using third-party manufacturers for our products.

     Expanding our manufacturing capacity will be expensive and will require significant management attention. There are a number of factors which will affect our ability to increase manufacturing capacity, including:

     - our ability to procure and install the necessary manufacturing equipment;

     - our ability to achieve adequate yields from existing or new manufacturing lines;

     - our ability to recruit, train and retain qualified manufacturing personnel;

     - the availability of suitable manufacturing facilities;

     - our ability to implement quality control systems and achieve any required quality certifications;

     - our ability to schedule production to meet customer demand; and

     - our ability to improve and develop automated manufacturing capabilities.

     Any of these factors could impair our ability to fulfill orders, which could result in the loss of our customers. The loss of our customers or any decrease in sales to our customers could seriously harm our business.

AS WE EXPAND OUR MANUFACTURING CAPACITY, WE MUST ACHIEVE AND MAINTAIN ACCEPTABLE MANUFACTURING YIELDS OR OUR CUSTOMER SHIPMENTS MAY BE DELAYED, WHICH WOULD NEGATIVELY IMPACT OUR REVENUES AND CAUSE US TO INCUR ADDITIONAL COSTS.

     We have only recently begun commercial production of our products, which involves complex and precise manufacturing processes. It is critical to our ability to grow that we achieve and maintain acceptable manufacturing yields on our current family of products. In addition, we must develop the ability to continuously transfer production from product development levels to volume manufacturing and attain and maintain acceptable yields for each new product or product enhancement that we introduce. If we fail to achieve and maintain acceptable yields on our current products and future products or product enhancements, our ability to deliver products to customers in a timely manner and in the quantities that they require would be significantly impaired.

WE CURRENTLY DERIVE ALL OF OUR REVENUES FROM A SINGLE PRODUCT FAMILY, AND IF THIS PRODUCT FAMILY DOES NOT ACHIEVE COMMERCIAL SUCCESS, OUR BUSINESS AND RESULTS OF OPERATIONS WILL BE HARMED.

     We currently derive all of our revenues from a single family of photonic switching subsystems, and we expect that this product family will continue to account for a substantial portion of our total revenues for the foreseeable future. Market acceptance of our product family by optical network systems manufacturers will be critical to our future success and growth. To date, our customers have purchased our photonic switching subsystems for evaluation, testing and early deployment, however, our products have not been broadly deployed in commercially available switching systems. If our target customers do not integrate our products into their optical switching systems or if these systems do not in turn gain acceptance among communication service providers, our revenues will not grow and our business, financial condition and results of operations will be seriously harmed.

     If we are unable to expand our manufacturing capacity in a timely manner, or if we do not accurately project demand, we could have excess capacity or insufficient capacity, either of which could seriously harm our business.

     We are currently expanding our manufacturing capabilities and making capital expenditures based on anticipated levels of customer orders that may not be realized. Even if we receive orders in one period, demand may not be sustained over multiple quarters, and the manufacturing capacity that we have added may be underutilized in subsequent quarters. If anticipated levels of customer orders are not received, our gross margins will decline, and we may not be able to reduce our operating expenses quickly enough to prevent a decline in our operating results.

WE MUST ACHIEVE DESIGN WINS WITH POTENTIAL CUSTOMERS, OR WE MAY LOSE THE OPPORTUNITY FOR SIGNIFICANT SALES TO THESE CUSTOMERS FOR A LENGTHY PERIOD OF TIME.

     Once an optical network systems manufacturer decides to use a particular supplier's component or subsystem, that manufacturer will design the component or subsystem into its system, which is known as a design win. Suppliers whose components or subsystems are designed into the manufacturer's system will, generally, continue to make sales to that manufacturer until the system is redesigned or discontinued. Even then, the manufacturer may be reluctant to design entirely new products into its new systems, as doing so could involve significant and costly additional redesign efforts. As a result, if we are unable to secure a design win in a potential customer's particular system, we may be unable to sell our products to that customer for a lengthy period of time. If we are unable to secure a sufficient number of design wins, our ability to grow our business would be significantly impaired.

OUR PRODUCTS' SALES CYCLES ARE LONG, WHICH COULD RESULT IN FLUCTUATIONS IN REVENUES AND OPERATING RESULTS FROM QUARTER TO QUARTER.

     We have only recently begun selling our products and, as a result, our experience with the sales cycle for our products is limited. Customers often view the purchase of our products as a significant and strategic decision. As a result, customers may expend significant effort in evaluating, testing and qualifying our products and manufacturing processes. This customer evaluation and qualification process can result in a lengthy initial sales cycle of several months or more. Before customers place an order with us, we may incur substantial sales and marketing and research and development expenses to customize our products to our customers' needs. We may also devote significant management attention, increase manufacturing capacity and order long-lead-time components or materials prior to receiving an order. Even after this evaluation process, a potential customer may not purchase any of our products. Because of the evolving nature of our business, we have only limited experience in predicting the length of these sales cycles; however, we expect these sales cycles to remain lengthy for the foreseeable future. As a result, our long sales cycles may cause our revenues and operating results to vary significantly and unexpectedly from quarter to quarter which could harm our results of operations.

WE DEPEND ON LIMITED- OR SOLE-SOURCE SUPPLIERS FOR SOME OF THE KEY COMPONENTS AND MATERIALS USED TO BUILD OUR PRODUCT, WHICH MAKES US SUSCEPTIBLE TO SUPPLY SHORTAGES, PRICE FLUCTUATIONS, OR VARYING LEAD TIMES, ANY OF WHICH COULD ADVERSELY AFFECT OUR OPERATING RESULTS.

     We currently purchase, and expect to continue purchasing, several key components and materials used in the manufacture of our product from limited- or sole-source suppliers. We typically purchase our components and materials through purchase orders and have no guaranteed supply arrangement with many of our suppliers. We may fail to obtain these supplies in a timely manner in the future. We may also experience difficulty identifying and evaluating alternative sources of supply for certain components used in our product. Furthermore, financial or other difficulties that these suppliers may face or consolidation among our suppliers could limit the availability of our supplies. In addition, lead times for components and materials vary significantly and depend on numerous factors, including the specific supplier, the size of the order, contract terms and current market demand for such components. For substantial increases in production levels, some suppliers may require long lead-times. If we over- or underestimate our component and material requirements, we may negatively impact our inventory expense or manufacturing capability. Any changes in the quantity of components or materials we demand, interruption or delay in the supply of any of these components or materials, or an inability to obtain these components and materials from alternate sources at acceptable prices and within a reasonable amount of time, would impair our ability to meet scheduled product deliveries to our customers and could cause customers to cancel orders and seek supply from competitors, which would harm our business.

WE GENERATE OUR REVENUES FROM A LIMITED NUMBER OF CUSTOMERS. ANY DECREASE IN REVENUES FROM, OR LOSS OF, THESE CUSTOMERS WOULD HARM OUR OPERATING RESULTS.

     Our customer base is limited and highly concentrated. Four customers accounted for approximately 76% of our revenues for the six months ended June 30, 2000. We also expect that the majority of our revenues will continue to be generated from sales of our products to a limited number of customers. If one or more of these customers were to decrease its order levels or stop ordering from us altogether, our results of operations could suffer. Customers in our industry tend to order products on an irregular basis. None of our current customers has any minimum purchase obligations, and each may stop placing orders with us at any time. These ordering patterns may result in significant quarterly fluctuations in our revenues and operating results. In addition, any downturn in the business of our existing customers could result in significantly decreased sales to these customers, which could seriously harm our revenues and results of operations.

OUR PRODUCTS MAY CONTAIN DEFECTS THAT ARE NOT DETECTED UNTIL AFTER OUR PRODUCTS HAVE BEEN INSTALLED IN OUR CUSTOMERS' SYSTEMS. THESE DEFECTS MAY CAUSE US TO INCUR SUBSTANTIAL COSTS AND SUFFER DAMAGE TO OUR REPUTATION.

     Our products are designed to be deployed in large and complex optical network systems and must be compatible with other components of the optical network system. Because of the nature of our products, they can only be fully tested for reliability when deployed in networks carrying live traffic for long periods of time. Our customers have purchased our photonic switching subsystems for evaluation, testing and early deployment and have not yet fully deployed our products in large network environments. Accordingly, they may discover defects in our products after they have been fully deployed and tested under peak stress conditions. In addition, our products are combined with products from other vendors. As a result, should problems occur, it may be difficult to identify the source of the problem. If we are unable to fix defects or other problems that may be identified in full deployment, we could experience a:

     - loss of, or delay in, revenue and loss of market share;

     - loss of existing customers;

     - failure to attract new customers or for our products to achieve market acceptance;

     - diversion of research and development resources;

     - increased service and warranty costs;

     - increased product development expense;

     - damage to our reputation;

     - diversion of management's attention;

     - legal actions by our customers; and

     - increased insurance costs.

     In addition, we may be subject to product return, warranty and product liability claims resulting from defects in our products which could result in financial liability to us and the loss of our customers.

WE MUST MANAGE OUR GROWTH EFFECTIVELY, OR OUR RESULTS OF OPERATIONS MAY SUFFER.

     We were incorporated in June 1997 and began operations shortly thereafter. Until April 2000, our operations were primarily limited to research and development efforts for our products. We continue to expand the scope of our operations and have substantially increased the number of our employees in the past year. At December 31, 1999, we had approximately 55 employees, and at August 31, 2000, we had over 200 employees. We are planning to rapidly expand our manufacturing and development capabilities.

     The growth in employee headcount, combined with the challenges of managing the expansion of our manufacturing operations, has placed, and our anticipated growth in future operations will continue to place, a significant strain on our management systems and resources. We expect that we will need to continue to improve our financial and managerial controls, reporting systems and procedures and continue to expand, train and manage our work force. If we are unable to implement on a timely basis the necessary controls and policies to manage our growth, our operating results could suffer.

WE MUST DEVELOP AND SUCCESSFULLY INTRODUCE NEW AND ENHANCED PRODUCTS THAT MEET THE NEEDS OF OUR CUSTOMERS OR OUR FUTURE SUCCESS AND RESULTS OF OPERATIONS COULD BE SIGNIFICANTLY HARMED.

     Our future success depends on our ability to develop and manufacture products that address our customers' needs. We anticipate that we will need to manufacture products in volume that offer enhanced capabilities such as the ability to support a higher number of fiber connections, or ports. To introduce new products and product enhancements, we will be required to successfully develop and effectively transfer production processes from the research and development phase to volume manufacturing and coordinate our efforts with those of our suppliers to meet customer and market requirements. Developing products and product enhancements such as ours is difficult, costly and time consuming. If we fail to develop product enhancements or introduce new products that meet the needs of our customers, or fail to effectively transfer production processes, our customers may no longer choose to purchase our existing or future products which would cause our revenues to decline. Even if we are able to develop and commercially introduce new products and enhancements, we cannot assure you that our new products or enhancements will achieve market acceptance, which could significantly harm our future success and results of operations.

WE MUST MANUFACTURE PRODUCTS THAT MEET INDUSTRY QUALITY STANDARDS, OR OUR CUSTOMERS MAY CHOOSE NOT TO PURCHASE OUR PRODUCTS, WHICH WOULD HARM OUR OPERATING RESULTS.

     Our existing manufacturing line, as well as each new manufacturing line, must pass through varying levels of qualification by our customers. Generally, customers do not purchase our products, other than limited numbers of evaluation units, prior to qualification of our manufacturing line for volume production and approval of our quality control systems. Customers may require that we be certified under international quality standards such as ISO 9001 or other industry standards such as those specified by

Telcordia or the Network Equipment Building Standards, or NEBS, requirements. Our products may also have to meet specific customer requirements. Our manufacturing line has not yet been qualified for volume production by any of our customers, and we have not yet completed certification under the ISO 9001 quality standard or any other industry standards. If we experience delays in receiving customer qualifications or ISO 9001 certification, our customers may choose not to purchase products from us, which would result in significant lost revenue opportunities that would harm our business.

WE DEPEND ON SEVERAL KEY PERSONNEL TO MANAGE OUR BUSINESS EFFECTIVELY IN A RAPIDLY CHANGING MARKET.

     Our future success depends upon the continued services of our executive officers and other key engineering, sales, marketing, manufacturing and support personnel. None of our officers or key employees is bound by an employment agreement for any specific term, and these persons may terminate their employment at any time. In addition, we do not have "key person" life insurance policies covering any of our employees. The loss of the services of any of our key employees could delay the development and production of our products and negatively impact our ability to maintain customer relationships, which could harm our business, financial condition and results of operations. In addition, many of the members of our management team have only been with us for a relatively short period of time. Failure of the management team to work effectively together could seriously harm our business.

WE MAY BECOME INVOLVED IN COSTLY AND TIME-CONSUMING LITIGATION THAT MAY SUBSTANTIALLY INCREASE OUR COSTS AND THEREBY HARM OUR BUSINESS.

     We may from time to time become involved in various lawsuits and legal proceedings which arise in the ordinary course of our business. Any litigation to which we are a party could require significant involvement of our senior management and may divert management's attention from our business and operations. An adverse result in any litigation that may arise from time to time may adversely impact our operating results or financial condition.

WE MAY NOT BE ABLE TO PROTECT OUR PROPRIETARY TECHNOLOGY. THE LOSS OF OUR PROPRIETARY TECHNOLOGY COULD ADVERSELY AFFECT OUR ABILITY TO COMPETE.

     We rely on a combination of patent, copyright, trademark, trade secret laws and restrictions on disclosure to protect our intellectual property rights. To date, we have filed five U.S. patent applications and three foreign patent applications. However, we cannot assure you that our patent applications will be approved, that any patents that may issue will protect our intellectual property or that any issued patents will not be challenged by third parties. Other parties may independently develop similar or competing technologies or design around any patents that may be issued to us. In addition, we have received limited product development funding from U.S. governmental agencies. We cannot assure you that the U.S. government will not attempt to assert intellectual property rights pursuant to our agreements with these agencies. We also enter into confidentiality or license agreements with our employees, consultants and corporate partners and control access to and distribution of our confidential information and proprietary technology. We cannot be certain that the steps we have taken will prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

WE COULD BECOME SUBJECT TO LITIGATION REGARDING INTELLECTUAL PROPERTY RIGHTS, WHICH COULD DIVERT MANAGEMENT ATTENTION, CAUSE US TO INCUR SIGNIFICANT COSTS AND PREVENT US FROM SELLING OR USING THE CHALLENGED TECHNOLOGY.

     In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. Although we are not currently party to any litigation, in the future, we may be a party to litigation to protect our intellectual property or as a result of an alleged infringement of others' intellectual property. These claims and any resulting lawsuit, if successful, could subject us to significant liability for damages and invalidation of our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation also could force us to do one or more of the following:

     - stop selling, incorporating or using our products that use the challenged intellectual property;

     - obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all; or

     - redesign the products that use the technology.

     If we are forced to take any of these actions, our business may be seriously harmed.

     We may in the future initiate claims or litigation against third parties for infringement of our proprietary rights to protect these rights or to determine the scope and validity of our proprietary rights or the proprietary rights of competitors. These claims could result in costly litigation and the diversion of our technical and management personnel.

WE MAY ATTEMPT TO MAKE ACQUISITIONS WHICH COULD DISRUPT OUR BUSINESS AND HARM OUR FINANCIAL CONDITION.

     We may make strategic acquisitions of complementary companies, products or technologies. In the event of any future acquisitions, we could:

     - issue stock that would dilute our current stockholders' percentage ownership;

     - incur debt;

     - assume liabilities; or

     - incur expenses related to in-process research and development, amortization of goodwill and other intangible assets.

These purchases also involve numerous risks, including:

     - problems integrating the acquired operations, technologies or products into our business;

     - unanticipated costs or liabilities;

     - diversion of management's attention from our core business;

     - adverse effects on existing business relationships with suppliers and customers;

     - risks associated with entering markets in which we have no or limited prior experience; and

     - potential loss of key employees, particularly those of the purchased organizations.

     We cannot assure you that we will be able to successfully integrate any businesses, products, technologies or personnel that we might acquire in the future, which may harm our business.

OUR FACILITIES COULD EXPERIENCE CATASTROPHIC LOSS, WHICH WOULD SERIOUSLY HARM OUR OPERATIONS.

     Our facilities could be subject to a catastrophic loss such as fire, flood or earthquake. All of our research and development activities, manufacturing, corporate headquarters and other critical business operations are located near major earthquake faults in San Diego, California. Any loss at any of our facilities could disrupt our operations, delay production, shipments and revenue and result in large expense to repair and replace our facilities. While we have obtained insurance to cover most potential losses at our facilities, we cannot assure you that our existing insurance coverage will be adequate against all possible losses or interruption of manufacturing activities.

                         RISKS RELATED TO OUR INDUSTRY

THE OPTICAL NETWORKING INDUSTRY MUST WIDELY ADOPT OUR ALL-OPTICAL SWITCHING TECHNOLOGIES, OR OUR BUSINESS WILL SUFFER.

     The predominant technology for switching optical signals today is based on optical-electrical-optical, or OEO, conversions. OEO switches convert optical signals to electrical signals before switching the signals and converting them back to optical signals for further transmission. Our success depends on the willingness of optical network systems manufacturers to embrace all-optical switching technologies such as those that we make that do not require the conversion of light to electricity. The all-optical switching market is new, and we cannot assure you that optical network systems manufacturers will choose to build products based on all-optical switching technologies. In addition, a number of alternative all-optical technologies are being developed that may be directly competitive to ours. Our future success depends on our customers rapidly adopting all-optical switching generally and the micro-electromechanical systems, or MEMS-based technology on which our products are based.

THE OPTICAL NETWORKING INDUSTRY IS SUBJECT TO RAPID TECHNOLOGICAL CHANGE. IF WE CANNOT KEEP PACE WITH THIS TECHNOLOGICAL CHANGE, OUR BUSINESS WILL SUFFER.

     The optical networking industry is characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. In developing our products, we have made, and will continue to make, assumptions with respect to which standards will be adopted within our industry. If the standards that are actually adopted are different from those that we have chosen to support, our products may not achieve significant market acceptance and our business will suffer.

WE FACE SIGNIFICANT COMPETITION WHICH COULD HARM OUR BUSINESS AND RESULTS OF OPERATIONS.

     We face competition from a number of large, established public companies, such as Agilent Technologies, Inc., Corning Incorporated, JDS Uniphase Corporation, Lucent Technologies Inc.'s Microelectronics Division and Nortel Networks, Inc., that offer a wide range of components and subsystems to optical network systems manufacturers. In addition, a number of private companies have announced plans for all-optical switching products to address many of the same applications that our products address. We also compete with several companies, such as PMC-Sierra, Inc. and Applied Micro Circuits Corporation, that provide optical-electrical-optical, or OEO based switching products to optical network systems manufacturers. Moreover, some of our customers may develop all-optical switching subsystems that compete with our products.

     Many of our current and potential competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than we have. As a result, these competitors are able to devote greater resources than we can to the development, promotion, sale and support of their products. In addition, several of our competitors have large market capitalizations or cash reserves than we do and may be much better positioned than we are to acquire other companies in order to gain access to new technologies or products that may displace our products. In addition, many of our competitors have much greater name recognition, more extensive customer bases, better-developed distribution channels and broader product offerings than we have. These companies can leverage their customer bases and broader product offerings and adopt aggressive pricing policies to gain market share, all of which could harm our business.

     Additional competitors may enter the market, and we are likely to compete with new companies in the future. We expect to encounter potential customers that, due to existing relationships with our competitors, are committed to the products offered by these competitors. As a result of the above-mentioned factors, we expect that competitive pressures may result in price reductions, reduced margins and loss of market share, all of which could harm our business.

IF WE CANNOT RECRUIT AND HIRE ADDITIONAL QUALIFIED PERSONNEL, OUR BUSINESS AND RESULTS OF OPERATIONS COULD BE HARMED.

     We must hire a significant number of additional employees in the next 12 months, particularly engineering and manufacturing personnel. Competition for highly skilled personnel is intense. Our ability to continue to attract and retain highly skilled personnel will be a critical factor in determining whether we will be successful in the future. We may not be successful in attracting, training or retaining qualified personnel to fulfill our current or future needs, which would harm our business.

WE MAY NEED TO OBTAIN LICENSES OF THIRD-PARTY TECHNOLOGY THAT MAY NOT BE AVAILABLE TO US OR MAY BE VERY EXPENSIVE AND MAY PREVENT US FROM OPERATING OUR BUSINESS.

     From time to time we may be required to license technology from third parties to develop new products or product enhancements. We cannot assure you that third-party licenses will be available to us on commercially reasonable terms, if at all. Our inability to obtain any third-party license required to develop new products and product enhancements could require us to obtain substitute technology of lower quality or performance standards or at greater cost, any of which could seriously harm our business, financial condition and results of operations.

OUR MANUFACTURING PROCESSES INVOLVE THE USE OF SOME HAZARDOUS MATERIALS. ENVIRONMENTAL LAWS AND REGULATIONS MAY EXPOSE US TO LIABILITY AND INCREASE OUR COSTS.

     We handle hazardous materials as part of our manufacturing activities. Consequently, our operations are subject to environmental laws and regulations governing, among other things, the use and handling of hazardous substances and waste disposal. We may be required to incur environmental costs to comply with current or future environmental laws. As with other companies engaged in manufacturing activities that involve hazardous materials, a risk of environmental liability is inherent in our manufacturing activities. The costs associated with environmental compliance or remediation efforts or other environmental liabilities could adversely affect our business.

                         RISKS RELATED TO THIS OFFERING

WE MAY BE REQUIRED TO RAISE ADDITIONAL CAPITAL. IF ADDITIONAL CAPITAL IS NOT AVAILABLE TO US ON REASONABLE TERMS, OUR ABILITY TO GROW MAY BE LIMITED.

     The development and marketing of new products as well as the expansion of our manufacturing facilities, and adding support and sales and marketing personnel will require a significant commitment of resources. As a result, we may be required, or could elect, to seek additional funding. In addition, if the market for our product develops at a slower pace than anticipated, or if we fail to establish market share and increase revenues, we may continue to incur significant operating losses and utilize significant amounts of capital. If our current capital resources are insufficient to support our operating losses, or if we utilize our capital resources for acquisitions or other unanticipated uses, we may need additional capital. In the event we are required to raise additional funds, we may not be able to do so on favorable terms, or at all. Further, if we issue new equity securities, stockholders will experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of common stock. If we cannot raise funds on acceptable terms, we may not be able to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements. Our inability to raise additional capital when we require it would seriously harm our business.

WE EXPECT TO EXPERIENCE VOLATILITY IN OUR SHARE PRICE, WHICH COULD NEGATIVELY AFFECT YOUR INVESTMENT. YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE INITIAL PUBLIC OFFERING PRICE.

     This initial public offering price is likely to vary significantly from the market price of our common stock after the offering. If you purchase shares of common stock, you may not be able to resell those shares at or above the initial public offering price. The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control, including:

     - quarterly variations in our operating results;

     - changes in financial estimates by securities analysts;

     - changes in market valuations of other optical networking component and systems manufacturers, or technology companies generally;

     - announcements by us, our competitors or other parties relating to new products, significant technical innovations, contracts, acquisitions or strategic partnerships;

     - rumors in the marketplace;

     - any loss of a major customer;

     - additions or departures of key personnel;

     - changes in general economic outlooks and stock market volatility;

     - any deviations in revenues or in losses from the levels expected by securities analysts; and

     - future sales of common stock.

     In addition, the stock market has experienced extreme volatility that has often been unrelated to the performance of particular companies. These market fluctuations may cause our stock price to fall regardless of our performance.

THERE MAY BE SALES OF A SUBSTANTIAL AMOUNT OF OUR COMMON STOCK AFTER THIS OFFERING THAT COULD CAUSE OUR STOCK PRICE TO FALL.

     Our current stockholders hold a substantial number of shares, which they will be able to sell in the public market in the near future. Sales of a substantial number of shares of our common stock after this offering could cause our stock price to fall. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock.

     Based upon shares outstanding as of August 31, 2000, upon completion of
this offering, we will have outstanding                shares of common stock.
Our stockholders will be subject to lock-up agreements with the underwriters or us that restrict their ability to transfer their stock for 180 days from the date of this prospectus, as described in "Underwriting". Assuming that this
prospectus will be dated                     , 2000, these lock-up agreements
will expire on                , 2001, and an aggregate of                shares
will be eligible for sale, in some cases subject only to the volume, manner of sale and notice requirements of Rule 144 under the Securities Act. Notwithstanding the 180-day lock-up period, 25% of the shares, or shares, subject to these lock-up restrictions, including
               shares held by our executive officers and directors, may be released from these restrictions beginning 90 days from the date of this
prospectus, or             , 2001. This release will occur if the last reported
sale price of our common stock is at least two times the initial public offering price per share for 20 of the 30 trading days preceding the 90th day after the
date of this prospectus. Of these shares to be released on                ,
2000,                will be eligible for sale, in some cases subject only to
the volume, manner of sale and notice requirements of Rule 144.

MANAGEMENT MAY APPLY THE PROCEEDS OF THIS OFFERING TO USES THAT DO NOT INCREASE OUR PROFITS OR MARKET VALUE, WHICH MAY CAUSE THE VALUE OF YOUR INVESTMENT TO DECLINE.

     Our management will have considerable discretion in the application of the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our profitability or our market value. Pending application of the proceeds, they may be placed in investments that do not produce income or that lose value.

THERE HAS BEEN NO PRIOR MARKET FOR OUR COMMON STOCK. AN ACTIVE PUBLIC MARKET FOR OUR SECURITIES MAY NOT DEVELOP OR BE SUSTAINED, WHICH COULD MAKE IT MORE DIFFICULT FOR YOU TO SELL YOUR STOCK.

     Prior to this offering, there was no public market for our common stock. An active public market for our common stock may not develop or be sustained after this offering, and the market price for our stock might fall below the initial public offering price. The initial public offering price may bear no relationship to the price at which the common stock will trade in the open market after this offering. The initial public offering price will be determined based on negotiations between us and the representatives of the underwriters, based on factors that may not be indicative of future market performance.

INSIDERS WILL CONTINUE TO HAVE SUBSTANTIAL CONTROL OVER OMM AFTER THIS OFFERING, WHICH COULD DELAY OR PREVENT A CHANGE IN OUR CORPORATE CONTROL.

     Upon completion of this offering, our executive officers, directors and principal stockholders who hold 5% or more of the outstanding common stock and
their affiliates will beneficially own, in the aggregate, approximately      %
of our outstanding common stock. As a result, these stockholders will be able to exercise significant control over all matters requiring stockholder approval, including the election of directors and approval of mergers or significant corporate transactions, which could delay or prevent an outside party from acquiring or merging with us. The ability of insiders to prevent or delay these transactions could cause the price of our common stock to decline.

INVESTORS WILL EXPERIENCE IMMEDIATE DILUTION AS A RESULT OF THIS OFFERING.

     The initial public offering price of our common stock is expected to be substantially higher than the book value per share of our outstanding common stock immediately after the offering. Accordingly, if you purchase our common stock in this offering, you will incur immediate dilution of approximately
$          in the book value per share of our common stock from the price you pay for our common stock. This calculation assumes that you purchased our common
stock for $     per share.

PROVISIONS OF OUR CHARTER DOCUMENTS, DELAWARE LAW AND CHANGE OF CONTROL AGREEMENTS THAT WE HAVE ENTERED INTO MAY HAVE ANTI-TAKEOVER EFFECTS THAT COULD HINDER A CHANGE IN OUR CORPORATE CONTROL.

     Provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. These provisions include:

     - authorizing our board of directors to issue preferred stock without stockholder approval;

     - providing for a classified board of directors with staggered, three-year terms;

     - eliminating the ability of stockholders to call special meetings; and

     - prohibiting stockholder actions by written consent.

     Certain provisions of Delaware law also may discourage, delay or prevent someone from acquiring or merging with us, which may cause the market price of our common stock to decline. In addition, we have change of control agreements with each of our officers, which may discourage, delay or prevent someone from acquiring or merging with us.

                   NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the information in this prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate," "plan" and "continue" or similar words. You should read statements that contain these words carefully because they: (1) discuss our future expectations; (2) contain projections of our future results of operations or of our financial condition; or (3) state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we have not accurately predicted or which we cannot control. These events may include our future operating results, our ability to implement our business plan and potential competition, among other things. The risk factors listed under "Risk Factors," as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

                                USE OF PROCEEDS

     We expect to receive net proceeds of approximately                from the
sale of the                shares of common stock, or approximately
               if the underwriters exercise their over-allotment option in full,
at an assumed initial public offering price of $     per share, after deducting
the underwriting discounts and commissions and estimated offering expenses payable by us.

     We intend to use the net proceeds from this offering to expand our manufacturing capabilities and research and development efforts, as well as for working capital and general corporate purposes. In addition, we may use a portion of the net proceeds to acquire businesses, products or technologies that are complimentary to our current or future business and product lines. We are not currently negotiating any acquisitions, and we have no agreements with any third party for any acquisitions. Pending use of the net proceeds of this offering, we intend to invest the net proceeds in interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Some of our lease lines and credit agreements prohibit the payment of dividends without the creditor's prior approval.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of June 30, 2000:

     - on an actual basis:

     - on a pro forma basis after giving effect to:

       -- the automatic conversion of each outstanding share of our preferred stock into three shares of our common stock; and

       -- the issuance of 83,901 shares of our common stock upon the exercise of outstanding warrants that, if not exercised by the holders, will expire upon the closing of this offering at a weighted average exercise price of $0.24 per share.

     - on a pro forma as adjusted basis after giving effect to the sale of shares of common stock at an assumed initial public
       offering price of $     per share, less the underwriting discounts and
       commissions and estimated offering expenses payable by us, and the application of the net proceeds

     You should read this table in conjunction with our financial statements and the related notes "Selected Financial Data" and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this prospectus.

                                                                           JUNE 30, 2000
                                                              ----------------------------------------
                                                                                            PRO FORMA
                                                               ACTUAL       PRO FORMA      AS ADJUSTED
                                                              --------      ---------      -----------
                                                                     (UNAUDITED, IN THOUSANDS)
Current obligations under capital leases....................  $    653      $    653         $  653
Long-term obligations under capital leases..................     4,242         4,242          4,242
Redeemable convertible preferred stock $0.0001 par value per share; 24,227,351 shares authorized, 23,583,962 shares
  issued and outstanding actual; no shares authorized,
  issued and outstanding pro forma and pro forma as adjusted
  (see note 4 of the notes to the financial statements).....   103,322            --             --
Stockholders' equity (deficit):
  Preferred Stock, $0.0001 par value per share; no shares
    authorized, issued or outstanding, actual or pro forma;
    10,000,000 shares authorized, no shares issued or
    outstanding pro forma as adjusted.......................        --            --             --
  Common Stock, $0.0001 par value per share; 150,000,000
    shares authorized, actual; 500,000,000 shares authorized
    pro forma and pro forma as adjusted; 94,348,599 issued
    and outstanding actual;          shares issued and
    outstanding pro forma;              shares issued and
    outstanding pro forma as adjusted.......................         2             9
  Additional paid-in capital................................    48,660       151,995
  Unearned stock-based compensation.........................   (36,890)      (36,890)
  Accumulated deficit.......................................   (28,102)      (28,102)
  Stockholder receivable....................................    (1,052)       (1,052)
                                                              --------      --------         ------
    Total stockholders' equity (deficit)....................   (17,382)       85,960
                                                              --------      --------         ------
         Total capitalization...............................  $ 90,835      $ 90,855
                                                              ========      ========         ======

     The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of August 31, 2000, and excludes:

     - 13,740,933 shares of common stock issuable upon exercise of outstanding stock options as of August 31, 2000 at a weighted average exercise price of $0.32 per share;

     - 1,930,158 shares of common stock issuable upon exercise of outstanding warrants as of August 31, 2000, as adjusted to reflect the conversion of preferred stock into common stock, at a weighted average exercise price of $0.27 per share; and

     - 1,841,751 shares reserved for future issuance under our stock option, director option, and employee stock purchase plans, including amounts authorized for issuance subsequent to August 31, 2000.

                                    DILUTION

     If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

     Our pro forma net tangible book value at June 30, 2000, was $85.8 million, or $1.23 per share. Pro forma net tangible book value per share represents the amount of our pro forma net tangible book value (total assets less intangible assets and total liabilities) at June 30, 2000 by the pro forma number of outstanding shares of common stock after giving effect to:

     - the issuance of 83,901 shares of common stock upon the exercise of outstanding warrants that, if not exercised by the holders, will expire upon the closing of this offering at a weighted average exercise price of $0.24 per share;

     - the automatic conversion of all outstanding shares of our preferred stock into 70,751,886 shares of common stock upon the closing of this offering; and

     - our 2-for-1 common stock dividend, which had the effect of a 3-for-1 stock split, effective on August 2, 2000.

     Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering. After giving effect to the
sale of the                shares of common stock by us at an assumed initial
public offering price of $     per share (less the underwriting discount and
estimated offering expenses payable by us), our pro forma net tangible book
value at June 30, 2000 would have been $     million, or $     per share. This
represents an immediate increase in the pro forma net tangible book value of
$     per share to existing stockholders and an immediate dilution of $     per
share to new investors, or approximately      % of the assumed offering price of
$     per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share.............          $
  Pro forma net tangible book value per share at June 30,
     2000...................................................  $
  Increase per share attributable to new investors..........
                                                              ----
Pro forma net tangible book value per share after this
  offering..................................................
                                                                      ----
Dilution per share to new investors.........................          $
                                                                      ====

     The following table shows on a pro forma basis at June 30, 2000, after giving effect to the conversion of all outstanding shares of our convertible
preferred stock into an aggregate of                shares of common stock upon
the closing of this offering, the number of shares of common stock purchased from us, the total consideration paid to us and the average price paid per share by existing stockholders by purchasers of common stock pursuant to outstanding warrants that, if not exercised by the holders, expire upon the closing of this offering, warrants exercised after August 31, 2000, and by new investors purchasing common stock in this offering:

                                 SHARES PURCHASED     TOTAL CONSIDERATION
                                -------------------   -------------------   AVERAGE PRICE
                                 NUMBER    PERCENT     AMOUNT    PERCENT      PER SHARE
                                --------   --------   --------   --------   -------------
Existing stockholders.........                     %  $                  %    $
Exercise of outstanding
  warrants to purchase 83,901
  shares of common stock......
New investors in this
  offering....................
                                --------   --------   --------   --------     --------
  Total.......................                     %  $                  %    $
                                ========   ========   ========   ========

     The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of August 31, 2000, and excludes:

     - 13,740,933 shares of common stock issuable upon exercise of outstanding stock options as of August 31, 2000 at a weighted average exercise price of $0.32 per share;

     - 1,930,158 shares of common stock issuable upon exercise of outstanding warrants as of August 31, 2000, as adjusted to reflect the conversion of preferred stock into common stock, at a weighted average exercise price of $0.27 per share; and

     - 1,841,751 shares reserved for future issuance under our stock option, director option, and employee stock purchase plans, including amounts authorized for issuance subsequent to August 31, 2000.

                            SELECTED FINANCIAL DATA
              (IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)

     You should read selected financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included elsewhere in this prospectus. The statement of operations data set forth below for the period from June 30, 1997 (inception) to December 31, 1997 and for the fiscal years ended December 31, 1998 and 1999, and the balance sheet data as of December 31, 1998 and 1999 are derived from, and qualified by reference to, our audited financial statements and notes thereto included elsewhere in this prospectus. The statement of operations data for the six month periods ended June 30, 1999 and 2000 and the balance sheet data as of June 30, 2000 are unaudited, have been prepared on the same basis as the audited financial statements referred to above and, in our opinion, include all adjustments, consisting only of normal recurring adjustments, that we consider necessary to present fairly the financial information in accordance with generally accepted accounting principles. The Selected Financial Data has been retroactively adjusted to reflect the five-for-one stock split, effective October 1998, and the two-for-one common stock dividend, which had the effect of a three-for-one stock split, effective August 2000. Historic results are not necessarily indicative of the results that may be expected for any future period or for a full year.

                                                     PERIOD FROM
                                                       JUNE 30,
                                                         1997
                                                     (INCEPTION)                                     SIX MONTHS ENDED
                                                          TO         YEAR ENDED DECEMBER 31,             JUNE 30,
                                                     DECEMBER 31,   -------------------------    ------------------------
                                                         1997          1998          1999           1999         2000
                                                     ------------   ----------    -----------    ----------   -----------
                                                                                                       (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues...........................................    $    --      $       --    $        --    $       --   $       413
Cost of revenues...................................         --              --             --            --         1,015
                                                       -------      ----------    -----------    ----------   -----------
    Gross margin...................................         --              --             --            --          (602)
Operating expenses:
  Research and development.........................         31           1,060          6,348         1,991        10,897
  Sales and marketing..............................         --              --             23            72         2,362
  General and administrative.......................         24             251          1,070           364         5,920
                                                       -------      ----------    -----------    ----------   -----------
    Total operating expenses.......................         55           1,311          7,441         2,427        19,179
                                                       -------      ----------    -----------    ----------   -----------
Loss from operations...............................        (55)         (1,311)        (7,441)       (2,427)      (19,781)
Other income (expense), net........................          1              62             83            29           340
                                                       -------      ----------    -----------    ----------   -----------
Net loss...........................................    $   (54)     $   (1,249)   $    (7,358)   $   (2,398)  $   (19,441)
                                                       =======      ==========    ===========    ==========   ===========
Basic and diluted net loss per common share........    $ (0.60)     $    (0.49)   $     (1.03)   $    (0.38)  $     (1.98)
                                                       =======      ==========    ===========    ==========   ===========
Weighted-average shares used in computing basic and
  diluted net loss per common share................     89,934       2,572,477      7,148,210     6,278,700     9,822,879
Pro forma basic and diluted net loss per common
  share............................................                               $     (0.18)                $     (0.28)
                                                                                  ===========                 ===========
Weighted-average shares used in computing pro forma
  basic and diluted net loss per common share......                                41,436,092                  69,612,228

                                                          DECEMBER 31,    DECEMBER 31,      DECEMBER 31,        JUNE 30,
                                                              1997            1998              1999              2000
                                                          ------------    ------------    ----------------    -------------
                                                                                                               (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents and short-term investments....     $1,200         $ 4,721           $20,199           $ 82,260
Working capital.........................................      1,176           4,680            18,539             78,753
Total assets............................................      1,232           5,244            23,845             95,879
Long-term obligations, less current portion.............         --              --             1,104              4,242
Redeemable convertible preferred stock..................      1,267           6,343            28,389            103,323
Total stockholders' deficit.............................        (59)         (1,304)           (7,690)           (17,382)

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with "Selected Financial Data" and our financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors including the risks discussed in "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     We design, manufacture and sell a family of highly scalable, all-optical, or photonic, switching subsystems. Our products are based upon our proprietary implementation of silicon-based micro-electromechanical systems, or MEMS, which enable optical data streams to be switched among optical fibers entirely in the optical domain. Our products allow next-generation optical network systems manufacturers to build scalable, cost-effective optical networking products. An important competitive advantage and distinction of OMM is our emphasis on high-volume manufacturing. To that end, we have invested, and expect to continue to invest, significant capital in the development of automated manufacturing processes, operations infrastructure and product design to enable us to supply commercial quantities of our products to customers and to improve our costs by enhancing manufacturing yields.

     From our inception in June 1997 through April 2000, our operating activities were primarily devoted to the research and development of our photonic switching subsystems and automated manufacturing processes. We also staffed our administrative, marketing and sales organizations and formed strategic partnerships. In April 2000, we began shipping our photonic switching subsystems for revenue. Since our inception, we have incurred significant losses, and as of June 30, 2000, we had an accumulated deficit of $28.1 million. We have not achieved profitability on a quarterly or annual basis, and anticipate that we will incur net losses for at least the next several quarters. We expect to incur significant sales and marketing, research and development and general and administrative expenses for the foreseeable future and, as a result, we will need to generate significantly higher revenues to achieve and maintain profitability.

     Our shipments to date have consisted of our 4x4-port, 8x8-port and 16x16-port photonic switching subsystems. Ports refer to the number of fibers that enter or exit the subsystem. As of August 31, 2000, we have shipped more than 100 units to 19 customers. Our customers are utilizing our products in a variety of ways, including developmental purposes, field trials and early network deployments. We currently sell through our direct sales force to optical network systems manufacturers in North America and Europe. We expect that a significant portion of our revenues will continue to come from sales of our photonic switching subsystems to a small number of established and emerging optical network system manufacturers. We have generated substantially all of our revenues from shipments of units to a limited number of customers, with four customers accounting for 76% of our revenues for the six months ended June 30, 2000.

     The market for all-optical network systems into which our products are integrated is new and rapidly evolving. Accordingly, we expect the number, volume and timing of orders we receive will be difficult to predict. A customer's decision to purchase our photonic switching subsystems will typically involve a significant commitment of its resources and a lengthy evaluation and product qualification process. This initial evaluation and product qualification process typically takes several months and includes:

     - technical evaluation;

     - integration;

     - testing;

     - network planning; and

     - implementation into the network.

     Even after our customers choose to purchase our photonic switching subsystems, our future orders will be impacted by the timing of deployment of our customers' systems by communications service providers. Timing of deployment may vary widely by customer and will depend in part on the technological capabilities of the service provider, the size of the network deployment, the complexity of the service provider's network environment and the degree of hardware configuration necessary to deploy our customers' systems.

     Our cost of revenues includes direct labor, materials and manufacturing overhead. Materials include amounts paid to suppliers to produce our MEMS chips and other components. Manufacturing overhead primarily consists of capital equipment depreciation, facility costs, manufacturing engineering labor and management and supervisory overhead.

     Research and development expenses consist primarily of salaries and related personnel costs, fees paid to consultants and outside service providers and prototype costs related to the design, development, testing and enhancement of our photonic switching subsystems. We expense our research and development costs as they are incurred. Several components of our research and development effort require significant expenditures, the timing of which can cause significant variability in our quarterly expenses. The number of prototypes required to build and test a complex product such as our photonic switching subsystems is large, and the building and testing process occurs over a short period of time. We also are devoting substantial resources to the continued development of new products. We believe that research and development is critical to our strategic product development objectives and that to leverage our leading technology and meet the changing requirements of our customers, we will need to fund investments in several development projects in parallel. As a result, we expect our research and development expenses to increase in absolute dollars in the future.

     Sales and marketing expenses consist primarily of salaries and related expenses, for personnel engaged in marketing, sales and customer engineering support functions, as well as costs associated with promotional and other marketing expenses. In order to increase market penetration of our products, we intend to initiate additional marketing programs to support our photonic switching subsystems and expand our direct sales and support operations by establishing sales offices in additional domestic and international locations. Additionally, the complexity of our photonic switching subsystems requires that we employ highly trained customer service and support personnel to assist our customers. We expect to expand our customer service and support organization to meet these requirements. We expect that sales and marketing expenses will increase in absolute dollars in future periods.

     General and administrative expenses consist primarily of salaries and related expenses, for executive, finance, accounting, information technology, and human resources personnel, as well as recruiting expenses, professional fees and other corporate expenses. We expect general and administrative expenses to increase in absolute dollars as we add personnel and incur additional costs related to the planned growth of our business and our operation as a public company.

     In connection with the grant of stock options to employees during 1999 and the six months ended June 30, 2000, we recorded a charge for unearned stock-based compensation of approximately $1.9 million and $42.1 million, respectively, representing the difference between the value of the common stock for financial reporting purposes and the exercise price of these options at the date of grant. Unearned stock-based compensation is presented as a reduction of stockholders' equity and is amortized over the vesting period of the applicable options. We expensed approximately $430,000 and approximately $6.7 million of stock-based compensation during the year ended December 31, 1999, and the six months ended June 30, 2000, respectively. This compensation expense relates to stock options awarded to individuals in all operating expense categories and cost of goods sold. At June 30, 2000, the remaining unearned stock-based compensation of $36.9 million will be amortized as follows: $11.4 million in the remainder of 2000, $14.0 million in 2001, $7.5 million in 2002, $3.4 million in 2003 and $563,000 in 2004.

     As of December 31, 1999, we had approximately $8.0 million of federal and state net operating loss carryforwards and approximately $8.0 million of state net operating loss carryforwards for tax reporting purposes available to offset future taxable income. The federal net operating loss carryforwards expire at various dates beginning in 2012, and the state net operating loss carryforwards expire at various dates beginning in 2005, to the extent that they are not utilized. We have not recognized any benefit from the future use of loss carryforwards for these periods, or for any other periods, since inception. Our analysis of the realizability of the tax benefits of net loss carryforwards indicates that the underlying assumptions of future profitable operations contain risks that do not provide us with sufficient assurance to recognize any tax benefits at this time.

RESULTS OF OPERATIONS

  Revenues

     The quarter ended June 30, 2000 was the first quarter in which we recognized revenue. Revenues for the six months ended June 30, 2000 were approximately $413,000. Our total revenues for the six months ended June 30, 2000 were derived from for by eight customers. We generally recognize revenue from product sales when the product has been shipped. Our products are not subject to any customer acceptance process. Subsequent to the sale of the products, we have no obligation to provide any modification or customization, upgrades, enhancements or any post contract customer support.

  Cost of Revenues

     Cost of revenues for the six months ended June 30, 2000 were approximately $1.0 million. During prior periods we had no revenues and generated no cost of revenues. Our gross margin for the six months ended June 30, 2000 was not meaningful due to significant product startup costs and depreciation which were allocated over a low volume of products shipped. In future periods our gross margin will be affected by a number of factors, including the following:

     - our ability to manufacture our photonic switching subsystems in high volumes;

     - the manufacturing throughput yields we experience;

     - level of utilization of our manufacturing infrastructure;

     - the mix of products sold;

     - new product introductions both by us and by our competitors;

     - material and component costs; and

     - changes in our pricing policies and those of our competitors.

  Research and Development Expenses

     Our research and development expenses for the period from inception to December 31, 1997, the years ended December 31, 1998, 1999 and the six months ended June 30, 1999 and 2000 were approximately $31,000, $1.1 million, $6.3 million, $2.0 million, $10.9 million, respectively. The increase in 1999 of approximately $5.3 million, or 499%, over 1998 was due primarily to increased costs associated with a significant increase in personnel. The increase in the six months ended June 30, 2000 of approximately $8.9 million or 447% over the six months ended June 30, 1999 was due primarily to an increase in prototype expenses, as well as increased personnel expenses. The increase in 1998 of approximately $1.0 million over 1997 was due primarily to increased costs associated with early expansion of our operations. We expect to increase research and development expenses in absolute dollars in future periods.

  Sales and Marketing Expenses

     We did not recognize any sales and marketing expenses in the period from inception to December 31, 1997 or in 1998. Sales and marketing expenses for the year ended December 31, 1999 and for the six months ended June 30, 1999 and 2000, were approximately $23,000, $72,000 and $2.4 million, respectively. The increases in each period were due primarily to the initiation of sales and marketing activities and the significant increase in the number of sales and marketing personnel to support the launch of our products. We expect sales and marketing expenses to increase in absolute dollars in future periods.

  General and Administrative Expenses

     General and administrative expenses were approximately $23,000, $251,000, $1.1 million, $364,000 and $5.9 million for periods ended December 31, 1997, 1998, 1999 and for the six months ended June 30, 1999 and 2000. The increase of approximately $819,000, or 326%, in 1999 compared to 1998 was due primarily to the increased costs associated with an increase in the number of general and administrative personnel and increased recruiting, accounting and consulting activities. The increase of approximately $5.6 million, or 1,525%, for the six months ended June 30, 2000 over the comparable period in 1999 was also primarily due to the same factors. The increase in 1998 of approximately $228,000 over 1997 was due primarily to increased costs associated with expansion of our operations.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception through June 2000, we have financed our operations primarily through private sales of approximately $103.3 million of equity securities as well as through approximately $5.3 million of capital leases.

     The Company's redeemable convertible preferred stock has been classified outside of stockholders' equity based upon accounting guidelines promulgated by the Securities and Exchange Commission. The preferred stock had a right to liquidation preferences upon a merger, consolidation or sale or sale of substantially all of the Company's assets. Solely as a result of these liquidation provisions the preferred stock is treated as redeemable. The preferred stock will convert to common stock upon completion of this offering and these liquidation preferences will terminate. See Note 4 of the notes to our financial statements.

     We used approximately $5.3 million in cash for operations in 1999, an increase of $4.1 million from the approximately $1.2 million used in 1998. The increase was primarily due to an increase in our net loss from approximately $1.2 million in 1998 to approximately $7.4 million in 1999, partially offset by increased non-cash charges in 1999. We used approximately $9.2 million in cash for operations for the six months ended June 30, 2000, as a result of our net loss of approximately $19.4 million, partially offset by non-cash charges.

     We used approximately $372,000 in cash from investing activities in 1998 and approximately $20.0 million in cash from investing activities in 1999. We generated approximately $5.1 million in cash in 1998, approximately $23.6 million in cash in 1999 and approximately $78.3 million in cash for the six months ended June 30, 2000 from financing activities, due primarily to cash received from private sales of convertible preferred stock. We have used leases to partially finance capital purchases. In addition, we had approximately $1.6 million in capitalized lease obligations outstanding at December 31, 1999 and approximately $4.9 million at June 30, 2000.

     We have capital lease financing facilities totaling $13.0 million, of which $5.8 million was utilized as of June 30, 2000. We have committed to purchase inventory components costing $3.8 million over various periods ending in 2004.

     Cash and cash equivalents and short-term investments totaled approximately $20.2 million at December 31, 1999, up from approximately $4.7 million at December 31, 1998. Most of the increase came from sales of convertible preferred stock offset, in part, by cash used in operations and the purchase of capital equipment. At June 30, 2000, cash and cash equivalents and short-term investments totaled approximately $82.3 million. The increase from December 31, 1999 was due to the receipt of approximately $75.0 million from the sale of convertible preferred stock in May and June 2000.

     We expect to devote substantial capital resources to continue our research and development efforts, to hire and expand our sales, support, marketing and product development organizations, to expand marketing programs, to establish additional facilities worldwide and for other general corporate activities. We believe that our current cash balances, together with the proceeds of this offering, will be sufficient to fund our operations for the next 12 months. However, we cannot assure you that these cash resources will be sufficient and that we will not require additional financing within this time frame. Furthermore, if we require additional funding, we cannot assure you that such funding will be available on terms acceptable to us or at all.

RECENT ACCOUNTING PRONOUNCEMENTS

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition in Financial Statements." The objective of SAB 101 is to provide further guidance on revenue recognition issues in the absence of authoritative literature addressing a specific arrangement or a specific industry. We have adopted SAB 101 for all periods presented.

     In March 2000, the FASB issued FASB Interpretation No. 44 (FIN 44), "Accounting for Certain Transactions Involving Stock Compensation." We will be required to adopt FIN 44 effective July 1, 2000 in respect to specific provisions applicable to new awards, exchanges of awards in a business combination, modifications to outstanding awards, and changes in grantee status that occur on or after that date. FIN 44 addresses practice issues related to the application of Accounting Practice Bulletin Opinion No. 25, "Accounting for Stock Issued to Employees." We believe that the application of FIN 44 will not have a material impact on the Company's financial position or results of operations.

     In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133 (FAS 133), "Accounting for Derivative Instruments and Hedging Activities." In May 1999, the FASB delayed the effective date of FAS 133 by one year. We will be required to adopt FAS 133 for fiscal year 2001. This statement establishes a new model for accounting for derivatives and hedging activities. Under FAS 133, all derivatives must be recognized as assets and liabilities and measured at fair value. We believe that the adoption of this new accounting standard will not have a material impact on the Company's financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET INTEREST RATE SENSITIVITY

     Our exposure to financial market risk, relates primarily to changes in interest rates affecting our investment portfolio and outstanding debt obligations. We generally do not attempt to reduce or eliminate our market exposure on our investment securities because a substantial majority of our investments are in fixed-rate short-term securities. We do not have any derivative financial instruments. Due to the short-term nature of our investments, we believe that there is no material risk. In addition, substantially all of our outstanding indebtedness is either fixed-rate debt or short-term variable-rate debt. Therefore, no tabular disclosures have been presented.

EXCHANGE RATE SENSITIVITY

     We operate primarily in the United States and all sales to date have been made in U.S. Dollars. Accordingly, we have had no material exposure to foreign currency rate fluctuations.

                                    BUSINESS

OVERVIEW

     We design, manufacture and sell a family of highly scalable, all-optical, or photonic, switching subsystems. Our products are based upon our proprietary implementation of micro-electromechanical systems, or MEMS, which enable all optical switching of data streams. Our products allow optical network systems manufacturers to build scalable, cost-effective systems that address next generation switching needs in the long haul, metropolitan and access segments.

INDUSTRY BACKGROUND

  Increase in Demand for Bandwidth

     Over the past decade, the proliferation of the Internet and an increase in the transmission of large data files resulting from electronic commerce and telecommuting have caused a dramatic increase in the volume of traffic traveling across communications networks. This increase in data traffic, coupled with demand for enhanced services and improved connection times, has increased demand for high capacity, or high bandwidth, communications networks. To address large increases in communications network utilization, communications service providers are investing significant capital to upgrade and enhance the capabilities of their networks and to provide flexibility to support future service offerings and increased bandwidth requirements.

  Evolution of Optical Networks

     Optical networks, which transmit light over glass fibers, can carry significantly more information over longer distances than electrical signals traveling over copper wire. Because of this and other characteristics, optical networking systems provide the most capable solution to address accelerating bandwidth requirements and, as a result, demand for optical networks is strong and is expected to accelerate in the coming years. According to RHK, Inc., a market research and consulting firm, the global optical networking systems market is projected to increase from $31.5 billion in 1999 to $90.1 billion in 2003.

     A number of factors are driving growth in demand for, and proliferation of, optical network systems, including:

          Changing Traffic Patterns. The mix of information carried on communications networks is rapidly shifting from continuous, low-bandwidth streams, such as voice traffic, to large blocks of high-bandwidth data, such as computer files and web pages, that are transferred in bursts. Because of their inherent capacity, optical networks are well suited to handle larger data files and the shift in traffic types.

          Shift to Mesh-based Networks. To address changing traffic patterns and to provide increased reliability, service providers are seeking to replace networks based on ring topologies with networks based on mesh architectures, which use a greater number of network junctions, or nodes. Mesh-based architectures are capable of efficiently supporting larger amounts of traffic and offer greater redundancy than rings.

          Increasing Fiber Deployments. Communication service providers are installing new optical networks to add capacity and are turning on, or lighting, previously deployed "dark" fiber optic cables to support additional capacity.

          Proliferation of High-capacity Technologies. Widespread deployment of technologies such as dense wavelength division multiplexing, or DWDM, which uses multiple wavelengths of light simultaneously in a single fiber to transmit traffic. For example, individual fibers can now carry as many as 160 separate wavelengths, each of which is capable of transporting network traffic. In addition, data rates for each wavelength are dramatically increasing and are now capable of moving data at rates as high as 40 gigabits per second.

  Importance of Switching Technologies

     The combination of these factors has increased the need to efficiently move traffic onto, around and off of the network. Switches, which control traffic movement on a network, are becoming an increasingly critical element of the communications infrastructure. Both electrically based and optically based switches perform a variety of functions throughout the network, including:

     - shifting traffic from one network branch to another within metropolitan areas, or cross-connect switching;

     - directing traffic along various segments of networks between metropolitan areas, or core switching;

     - inserting or removing traffic at network junctions and combining it with other traffic on the network, or add-drop multiplexing; and

     - providing back-up switching capabilities in the event of a failure on a portion of the network, or protection switching.

     The following diagram illustrates a typical communications network and indicates where switches typically exist.

                                   [DIAGRAM]
     In this place is a graphic of a communications network which encompasses approximately one-half of the page. Positioned throughout the graphic is the following text "Backbone/Long Haul Network Mesh," "Regional/Metro Network Ring," "Access Network Ring," "Network Core Switch," "Network Core Switch," "Optical Crossconnect," "Optical Add-Drop Multiplexer (OADM)," "Optical Protection Switch," "(OADM)," "Optical Protection Switch," "Optical Protection Switch" and "Customer Premises Equipment."

     Since switches direct network traffic at every network junction, any improvement to switching technology has the potential to improve overall network performance. In addition, improving the speed at which data communications services can be established or changed within a network, or provisioned, has been an ongoing challenge for communications service providers. Electrically-based networks have utilized a wide variety of electronic switching technologies to improve traffic management. However, within optical networks, as data rates and channel counts increase, traditional switching technologies have been unable to keep pace with increasing network capacity.

  OEO Switching

     Optical network switches in use today are generally based on a hybrid technology that first converts optical data streams into electrical signals for processing. After electronic processing, the information must be converted back into an optical data stream for transmission to its next destination. These complex switching systems are known as optical-electrical-optical, or OEO, systems. OEO switches also require substantial power and central office rack space to operate. In addition, as the number of fibers and wavelengths in use increases, the number of OEO switches required to handle network traffic must also increase. While they have been effectively deployed in optical networks to date, OEO switches are becoming increasingly incapable of supporting the needs of emerging next-generation networks. More specifically, OEO switches are subject to a number of limitations including:

     Fixed Data Rates. OEO switches operate at fixed data rates. If the data rate in a network is changed, each OEO switch throughout the network must be manually reconfigured, if possible, or replaced with a faster switch.

     Lack of Transparency. OEO switches lack transparency, or the ability to pass signals through a switch without regard to transmission protocol or wavelength. Since OEO switches are designed to support a particular protocol and are configured to operate with a specific wavelength, they limit network flexibility. If additional wavelengths are added to the network, the switch must be upgraded or replaced if it cannot support the increased number of wavelengths.

     High Total Cost of Ownership. The ability to provision new communications links rapidly with little or no manual intervention and at a low cost is becoming essential in the competitive communications services industry. OEO switching systems typically require costly infrastructure, such as extensive building and rack space, and electrical power, network management systems and significant cooling systems to operate reliably. Moreover, adding new services or changing the configuration of OEO-based switching systems can be very time-consuming and typically require the dispatch of technicians to network intersections where switches reside. Due to the labor-intensive and complex nature of this process, communications service providers often require a long period of time to fulfill a customer's request to implement new services or modify existing services, often foregoing revenue opportunities or risking losing customers.

     Significant Complexity and Lack of Scalability. As additional fibers are lit, or as more wavelengths, or channels, are deployed in an optical network, the number of OEO switches must increase as well, adding significant cost and complexity to the network itself and to its operation. OEO switches require significant manual intervention and are time-consuming to deploy, and they cannot easily scale to support more traffic without a commensurate increase in ancillary infrastructure and equipment.

  Emergence of Photonic Switching

     To address the limitations of OEO switching, optical network systems manufacturers and communication service providers are seeking switching technologies based solely on optics whereby optical signals can be added to, removed from or switched among various optical fibers completely in the optical domain. These switching technologies are referred to as photonic switching systems, and they offer the potential to reduce switching bottlenecks and operating costs by eliminating many of the limitations presented by OEO switches. Photonic switching systems also facilitate the introduction of new technologies and services; support multiple, high-speed data rates, protocols and wavelengths and may be scaled as the network infrastructure evolves. Due to their cost, performance and scalability advantages, photonic switching systems, of which our product is a subsystem, are expected to become an integral part of the communications infrastructure. Pioneer Consulting, a telecom research firm, forecasts that the market for photonic switching systems in North America and Europe, will grow from approximately $70 million in 2000 to $7.5 billion in 2004.

  Market Requirements for Photonic Switching Systems

     In order to widely deploy photonic switching systems, optical network system manufacturers and communication service providers require products that meet the performance, scalability and cost requirements of next-generation optical networks. Specifically, photonic switching systems must:

     - utilize switching technologies that are reliable and capable of being manufactured in volume;

     - be capable of withstanding rigorous environmental conditions;

     - support high-speed applications, multiple protocols and a wide variety of wavelengths;

     - scale cost effectively into large, high port-count configurations as the needs of service providers evolve;

     - minimize power and cooling requirements and central office rack space;

     - operate in a number of applications such as optical cross connects, optical add-drop multiplexers, bandwidth reprovisioning and protection switching, as well as new applications as they are introduced; and

     - lower the total cost of ownership for service providers by reducing their initial purchase cost, ongoing maintenance and operational expenses.

  Alternative Photonic Switching Technologies

     Recognizing the growing importance of photonic switching, optical systems and component manufacturers have been developing several different photonic switching technologies, including the following: liquid crystal, bubble, lithium niobate, acousto-optical, optomechanical, thermo-optical and micro-electromechanical systems, or MEMS. Due to the rigorous performance, cost and reliability requirements of optical networks, adaptation of the majority of these technologies for widespread deployment in optical networks has not yet proven to be practical. In contrast, MEMS-based photonic switching technologies today offer the potential to deliver the required volume manufacturability, cost, performance, scalability and reliability needed to address carrier-class requirements.

THE OMM SOLUTION

     We design, manufacture and sell high performance, highly scalable, photonic switching subsystems based on our proprietary implementations of silicon-based MEMS technology. Our photonic switching subsystems are integrated into optical switching systems that are used in optical networks, which enable our customers to rapidly and cost-effectively develop high performance next-generation optical network systems. Due to the versatility and flexibility of our products, customers are able to utilize our subsystems to build network equipment for all segments of communications networks and for a wide variety of applications, including optical add-drop multiplexers, optical cross-connects, core switches and protection switching systems.

     By applying our expertise in MEMS design, optics, opto-electronics, packaging and automated manufacturing, we are able to deliver cost-effective, highly reliable subsystems to optical network system manufacturers. Our photonic switching subsystems provide our customers with a number of important benefits, including:

     Fully Transparent Switching Capabilities. Our products support optical transmissions utilizing any protocol, running at any data rate, transmitted on any wavelength. Moreover, our products are designed to support optical networks as they evolve by requiring no modification to support new or additional protocols, increased channel counts or increased data rates as they are introduced into the network.

     Scalability. Our products are designed to enable optical network systems manufacturers to build low to highport-count photonic switching systems. By combining, or cascading, our photonic switching subsystems, our customers can cost-effectively create photonic switches with a variety of port densities.

Additionally, our products' architectures allow our customers to build systems that can be readily upgraded.

     Cost-effectiveness. The performance characteristics of our products, as well as reduced infrastructure requirements relative to OEO switching systems, can lead to a substantially lower cost of ownership for communication service providers. Furthermore, our products do not require the regulated temperature environments, substantial electrical power or building space required by photonic systems based on alternative technologies.

     Carrier-class Reliability. Our products are engineered and rigorously tested to withstand harsh environmental conditions, including temperature extremes, shock and vibration. Through our proprietary hermetic packaging processes, our products are designed to be impervious to outside elements that can compromise long-term reliability.

     Application Flexibility. Our products are designed for integration in optical switching systems and can be utilized for a variety of applications for each segment of the network. Using the same family of products, our customers can build systems to address multiple applications in between metropolitan areas, or long haul, within metropolitan areas, or connecting end users within a metropolitan area with access segments, thereby leveraging their product development investments.

     We believe that our products and technologies offer a combination of scalability, flexibility, performance and reliability, which enables us to deliver high-value photonic switching products to customers worldwide.

THE OMM STRATEGY

     Our goal is to be the leading supplier of photonic switching subsystems. Key elements of our strategy to attain this goal include:

     Extend Leadership in Photonic Switching Technologies. We intend to extend our lead in photonic switching technologies and add to our product line by continuing to invest substantial resources in research and development. We will continue to focus on leveraging our intellectual property in the areas of MEMS design, optics, opto-electronics and device packaging.

     Leverage Automation Capabilities. To date, we have automated many critical steps in our assembly and testing processes, including the lifting and activation of MEMS mirror structures and the alignment of arrays of fibers and lenses. We will continue to invest substantial resources to increase the level of automation we employ in the assembly and testing of our products to enable us to rapidly scale our production capabilities.

     Broaden Product Portfolio. We currently offer 4x4-port, 8x8-port and 16x16-port switches in configurations that allow traffic to be switched among two sets of fibers, or a 2-plane configuration, three sets of fibers, or a 3-plane configuration, or four sets of fibers, or a 4-plane configuration. We will continue to develop additional switch configurations based on two-dimension and three-dimension technologies to allow our customers to build photonic switches with thousands-by-thousands of ports.

     Design Products for Manufacturability. From the earliest stages of product development, we devote significant resources to engineer our products to be manufacturable in high volumes. We also apply expertise derived from our knowledge of semiconductor fabrication methodologies and processes to improve product designs and manufacturing yields.

     Focus Exclusively on Subsystems. We focus exclusively on designing and marketing photonic switching subsystems that are integrated into optical switching systems that are used in optical networks. By focusing on photonic switching subsystems, we enable our customers to improve their products' time to market and allow them to devote their resources to application development and enhancing their switching systems' capabilities. Moreover, our focus allows us to concentrate our resources on providing best-in-class photonic switching subsystem capabilities while addressing a larger portion of the overall optical switching subsystem market.

     Develop and Enhance Strategic Partnerships with Customers. We will continue to pursue strategic partnerships with optical network systems manufacturers in order to enable our customers to shorten their product development cycles and to improve their time to market. Through the establishment of close collaborations with our customers, we intend to assist them in identifying and responding to market opportunities while extending our manufacturing and packaging capabilities to keep pace with customer and market requirements.

OUR PRODUCTS

     We sell two-dimensional, or 2D, photonic switching subsystems that are scalable both in port counts, which provides for additional capacity, and in the number of switching planes, which enables specific optical wavelengths to be added or dropped. These products enable optical network systems manufacturers to focus their development resources on software development, system architecture design and interworking of optical switches with other network elements and technologies. In addition, we are developing advanced versions of our 2D product, as well as a family of three-dimensional, or 3D, products.

  Current Products

     We currently offer our 4x4-port and 8x8-port 2D photonic switching subsystems in both crossconnect and optical add-drop configurations, and are also delivering prototypes of our 16x16-port photonic switching subsystems. Our products can be cascaded to build low-loss optical crossconnect architectures up to sizes of 256x256-ports. This product suite is available in 2-plane, 3-plane and 4-plane configurations which support a wide range of applications, including optical crossconnect, add-drop mutiplexing, protection switching and core switching. An example of our 2D product in a 4-plane configuration is shown below.

                                   [GRAPHIC]

     In this place is a picture of a 2D photonic switching subsystem package.

                        2D PHOTONIC SWITCHING SUBSYSTEM

     Our photonic switching subsystems are delivered in rugged, circuit board mountable hermetic packages with integrated drive electronics and a standard logic interface to facilitate easy connection to other components. Additionally, we offer customized versions of our products with subsystems that incorporate board-level electronics and related optoelectronics components requested by our customers. An example of a customized 2D product is shown below.

                                   [GRAPHIC]

     In this place is a picture of a custom 2D photonic switching subsystem.

                     CUSTOM 2D PHOTONIC SWITCHING SUBSYSTEM

     The following table summarizes our current product offerings.

-----------------------------------------------------------------------------------------------------------
            PRODUCT                        KEY ATTRIBUTES                     DATE OF AVAILABILITY
-----------------------------------------------------------------------------------------------------------
          4x4-2 plane            4 input and 4 output port                         March 2000
                                 non-blocking photonic switch
-----------------------------------------------------------------------------------------------------------
          4x4-3 plane            4 input and 4 output port                          July 2000
                                 non-blocking photonic switch with
                                 additional add/drop port
                                 capabilities
-----------------------------------------------------------------------------------------------------------
          4x4-4 plane            4 input and 4 output port                          July 2000
                                 non-blocking photonic switch with
                                 add/drop and signal pass-through
                                 capabilities
-----------------------------------------------------------------------------------------------------------
          8x8-2 plane            8 input and 8 output port                         March 2000
                                 non-blocking photonic switch
-----------------------------------------------------------------------------------------------------------
          8x8-3 plane            8 input and 8 output port                          July 2000
                                 non-blocking photonic switch with
                                 additional add/drop port
                                 capabilities
-----------------------------------------------------------------------------------------------------------
          8x8-4 plane            8 input and 8 output port                          July 2000
                                 non-blocking photonic switch with
                                 add/drop and signal pass-through
                                 capabilities
-----------------------------------------------------------------------------------------------------------
     16x16 product family        16 input and 16 output port non-               December 2000(1)
                                 blocking photonic switch products
                                 with add/drop and signal
                                 pass-through capabilities
-----------------------------------------------------------------------------------------------------------
     Customized subsystems       Circuit board mounted subsystems                  April 2000
                                 with higher levels of control and
                                 monitoring electronics
-----------------------------------------------------------------------------------------------------------

(1) Expected date of commercial availability. We currently offer this product only in prototype form and only in limited quantities.

  Future Products

     We are enhancing our 2D product family to expand port capacities as well as to add new capabilities. In 2001, we intend to introduce a 32x32-port photonic switching subsystem. By cascading these products, our customers will be able to build very dense, scalable systems up to 512x512 ports. We also plan to extend our 2D product line to include enhanced features and functionality, at both the electronics and optoelectronics levels. We intend to manufacture a range of new products that may include capabilities such as variable optical attenuation, optical monitoring, wavelength selection and zero signal loss. In addition, we intend to enhance the functionality of our switching products by incorporating combinations of these capabilities into a single package. We believe these integrated subsystems will enable substantial cost saving to our customers and create additional opportunities for us in the metropolitan area and enterprise level markets.

     We also plan to introduce a 3D switching subsystem in late 2001 based on a proprietary scanning mirror design. Our 3D products will be designed to enable optical network systems manufacturers to provide very large-scale optical crossconnect switching capabilities to many thousands of ports. With the combination of 2D and 3D switching products, it is our intention to offer our customers the broadest possible range of switch densities in the photonic switching industry.

CUSTOMERS AND STRATEGIC PARTNERSHIPS

     We are currently shipping our products to 20 optical network systems manufacturers worldwide. Following are our top five customers based on revenues since we began shipping our products in April 2000 to date:

 Cisco Systems, Inc.                           Corvis Corporation
 Nortel Networks Corporation                   Siemens AG
 Sorrento Networks, Inc.

     For the six months ended June 30, 2000, each of Corvis, Siemens AG, Nortel Networks and ilotron Ltd. accounted for at least 10% of our sales. As a group, these four customers accounted for 76% of our total sales for the same period.

     As part of our strategy to enable our customers to shorten their product development cycles and improve their time to market, we enter into strategic partnerships with current and potential customers. To date we have entered into partnerships with the following entities:

     Alcatel

     In May 2000, we entered into an agreement with the Alcatel Optics Group, a business group of Alcatel SA, to collaborate in the development of a large optical crossconnect subsystem based upon 3D optical MEMS switching technology. This collaboration is intended to enable us to utilize input from Alcatel's development teams to develop 3D products faster than if developed alone. Alcatel has announced that it intends to encompass these products into its Crosslight(TM) product portfolio. In addition, we have been working with Alcatel to design protection switching systems based upon our 2D products. Alcatel has also made an equity investment in OMM.

     Siemens

     We have been working with Siemens AG to design optical crossconnect subsystems based upon our 2D optical MEMS switching technology. Siemens has announced that it is using our 2D product in their TransXpress(TM) Optical Service Node optical crossconnect system. Siemens has also made an equity investment in OMM.

     Sycamore Networks

     In August 2000, we entered into a non-exclusive letter of intent with Sycamore Networks to collaborate in the development of a large optical crossconnect subsystem based upon 3D optical MEMS switching technology. This collaboration is intended to enable us to utilize input from Sycamore Networks' development teams to develop 3D products more rapidly than if we were to develop them independently. Sycamore has also made an equity investment in OMM.

TECHNOLOGY

  Background

     Using semiconductor and semiconductor fabrication technology, researchers have been able to construct highly miniaturized versions of most common optical components, including lenses, mirrors, diffraction gratings and solid state lasers. Also fabricated using semiconductor processing technology, MEMS are miniature assemblies that perform mechanical tasks when electrical energy is applied to them. The combination of semiconductor-scale optics and MEMS technology is currently being utilized to address a variety of emerging optical applications, including photonic switching.

     A MEMS-based photonic switch consists of extremely small, movable mirror assemblies on the surface of a silicon chip. When electrical current is applied to the individual assemblies, the angle of the mirror surface can be adjusted to deflect incoming light beams from optical fibers with extreme precision. These assemblies can be combined with micro-optics and aligned to optical fibers to create highly compact photonic switches capable of rapid signal switching among dense optical fiber arrays. Both the micro-optics and MEMS mirror assemblies are fabricated on silicon wafers using well-established, very large scale integration, or VLSI, semiconductor fabrication technology and, accordingly, they have proven to be highly reliable and scalable in their manufacture.

  MEMS Design Expertise

     MEMS technology represents a relatively new field of technology that began to find use in commercial applications only within the past decade. The first volume applications of MEMS technology have included a variety of sensor applications, including automobile air bag acceleration sensors, and overhead projection displays. Our use of MEMS technology represents one of the first commercial deployments of MEMS for optical applications. Using MEMS technology to create a photonic switch required us to overcome substantial engineering hurdles such as establishing an unusually high range of motion and actuation forces on the MEMS structures.

     Because of the criticality of MEMS design to our product, we have assembled a highly experienced engineering team focused on optical MEMS design. Our team has extensive knowledge in the areas of multi-layer polysilicon processing, MEMS structure and release design and electrostatic actuation methods. In addition, this team has been able to develop an extensive MEMS design library, including such elements as torsion bars, hinges, springs, struts, gimbals and electrostatic actuators. We believe our MEMS design resources represent a substantial competitive advantage.

  Our Switch Architectures

     There are two prevailing design approaches for creating photonic switches utilizing MEMS technology: two-dimensional, also known as 2D, or digital architecture, and three-dimensional, also known as 3D, or analog architecture.

     Our 2D digital approach utilizes micro-mirrors and associated optical fibers arranged in a two-dimensional, planar fashion. The micro-mirrors can occupy one of two positions, either on or off, at any given time. In this approach, an array of MEMS micro-mirrors is used to connect a given number, or N, input fibers to N output fibers and, accordingly, is referred to as an N(2) architecture because its design requires N(2) individual mirrors. For example, an 8x8 2D switch requires 64 micro-mirrors. Benefits of this architecture are the optical performance, reliability and cost-effectiveness derived from its design simplicity and its requirement for relatively simple control circuitry for mirror positioning. Our 2D architecture also supports the introduction of a third and fourth fiber array, as shown in the figure below, to a basic 2D switch to permit adding and dropping of optical signals. Our 2D switches can also be cascaded to form a multistage architecture scalable to hundreds-by-hundreds of ports.

                    2D PHOTONIC DIGITAL SWITCH ARCHITECTURE

                                    GRAPHIC

     In this place is a graphic of a 2D Photonic Digital Switch Architecture which encompasses approximately one-fourth of the page. Positioned in the graphic is the following text "MEMS Mirrors" and "Optical Fibers."

     Our 3D analog, or beam-steering, approach uses the same principle of moving micro-mirrors to redirect light. However, in our 3D architecture, the mirror structures are movable along two separate axes, directing the beam through three dimensions to multiple possible positions. Our 3D architecture utilizes two arrays of micro-mirrors to connect N input fibers to an equal number of output fibers which results in a switch utilizing 2N micro-mirrors. Although more complex, the 3D architecture is more scalable than the 2D architecture as the port count grows and, as a result, our 3D architecture can scale to thousands-by-thousands of ports. Because the two-axis micro-mirror must be capable of multiple possible positions, a sophisticated sensing and analog control scheme must be implemented to ensure that the mirrors are each in their correct positions at all times. We utilize a closed-loop control scheme that monitors mirror positions on a real-time basis to ensure precise mirror alignment. We believe that a closed-loop position monitoring scheme is fundamental to achieve the beam stability required in carrier-class deployment of a 3D photonic switch.

                     3D PHOTONIC ANALOG SWITCH ARCHITECTURE

                                    GRAPHIC
     In this place is a graphic of a 3D Photonic Analog Switch Architecture which encompasses approximately one-fourth of the page. Positioned throughout, the graphic is the following text "3D Photonic Switch Architecture," "Input fibers," "Director (selects output channel)," "Redirector (ensures coupling into output fibers)," "Input collimators," "Output collimators" and "Output fibers."

  Manufacturing and Packaging Technology

     As part of our business strategy we have chosen to retain several proprietary manufacturing processes in-house and outsource other, less proprietary manufacturing steps to selected third-party partners. Since the micro-optics and MEMS-based mirror assemblies are fabricated on silicon wafers using standard semiconductor fabrication technology, we have these parts manufactured for us by multiple semiconductor foundry partners. The manufacturing processes that we perform internally include:

     - MEMS wafer dicing;

     - MEMS structure release and actuation;

     - fiber array and micro-lens array alignment to produce collimator arrays;

     - MEMS and collimator array alignment and fixing in place;

     - fiber feedthrough sealing and overall package sealing; and

     - in-process and final subsystem testing.

     Our MEMS-based photonic switching subsystems must be assembled in a cleanroom environment and be sealed in specially designed, hermetic packages to achieve and maintain the durability, reliability and performance required by our customers. Photonic switches require critical alignments of optical components and fibers and hermetic feedthroughs within the package to allow for the entry and exit of multiple optical fiber arrays and electrical connections. Using our proprietary designs and assembly techniques, we integrate the MEMS mirror control electronics, micro-optics and micro-mirror assembly within the same hermetically sealed package. This internal integration is designed to significantly improve reliability, simplify manufacturability and eliminate shifting and misalignment due to environmental effects such as temperature extremes, shock and vibration. Incorporating the control electronics also significantly reduces the number of package feedthroughs required. We have devoted substantial development resources to the design and fabrication of our photonic switch packaging. We believe that our packaging expertise represents a distinctive competitive advantage.

  Automation

     We have designed our products to be manufacturable in high volume. We have automated our manufacturing processes in order to achieve the high production volumes required for current and anticipated future market requirements, as well as maintaining control of our product quality, cycle times and costs. We continue to devote substantial internal and external engineering resources to further our automation capabilities. Additionally, we have custom-designed many of the tools and equipment required for automated manufacturing of our products, which we believe represents a competitive advantage.

MARKETING, SALES AND CUSTOMER SERVICE

     We market and sell our subsystems to established and emerging optical network systems manufacturers worldwide through our direct sales force. As of August 31, 2000, we had ten individuals in our sales and marketing department, all of whom are based in the United States. Our product marketing efforts consist primarily of participation in trade shows and industry conferences, direct marketing to customers and developing industry contacts. For the year ended December 31, 1999 and the six months ended June 30, 2000, our sales and marketing expenses were approximately $23,000 and $2.4 million, respectively.

RESEARCH AND DEVELOPMENT

     We have assembled a team of engineers, technicians and operators with significant experience in the fiber optics industry, other industries with high precision manufacturing requirements such as the semiconductor, semiconductor capital equipment and optical storage and the communications industries. Our team also has expertise in optics, fiber optic package design, optoelectronics and system architecture. We invest substantial resources in both new product and manufacturing process development. Our product development efforts focus on high-speed optoelectronics, fiber alignment, advanced automation techniques and test and optical systems design. As of August 31, 2000, we employed 62 individuals engaged in research and development activities. Of these, the majority hold advanced degrees, including 26 employees with doctorate degrees.

     We have made, and will continue to make, a substantial investment in research and development. Our research and development expenses totaled approximately $1.1 million for our fiscal year ended December 31, 1998, $6.3 million for our fiscal year ended December 31, 1999 and $10.9 million for the six months ended June 30, 2000.

MANUFACTURING AND OPERATIONS

     We consider manufacturing to be one of our core competencies and consider our manufacturing processes to be a significant competitive advantage. To that end we have invested, and expect to continue to invest, significant capital into designing and implementing our manufacturing processes and operations infrastructure. We have made significant efforts to design our products to be manufacturable in high volume and to ensure that product designs are continually optimized for manufacturability. Similarly, we have invested substantial resources aimed at automating much of the manufacturing process. To this end, we have designed and implemented several proprietary automated and semi-automated manufacturing systems and processes which should enable us to lower product costs and increase manufacturing yields. We have developed proprietary automated systems and processes to:

     - dice silicon wafers to maximize the number of usable MEMS chips;

     - release, lift and activate the mirror structures on the MEMS chips;

     - align and attach fibers to optical components, such as lenses, within the subsystem package;

     - position our fiber arrays in proper alignment with the MEMS chips;

     - integrate drive electronics; and

     - assemble, package and hermetically seal the switching subsystem.

     We currently manufacture our products in 5,000 square feet of manufacturing space that includes approximately 2,000 square feet of cleanroom area. We are completing construction of an additional manufacturing area in our second San Diego area facility that will includes more than 20,000 square feet of cleanroom area. This new facility is scheduled for completion in the fourth quarter of 2000.

     We obtain several key components and manufacturing systems from limited or sole-source suppliers, including collimating lenses, fiber array substrates, MEMS assembly equipment, and align and fix tools. We intend to locate additional sources of supply for each of these components, including collimating lenses and fiber array substrates. However, we cannot assure you that we will be able to find alternative sources of supply for any of these components. We purchase these components and systems from their respective manufacturers subject to purchase orders that we place from time to time. We provide rolling forecasts to our suppliers and currently maintain inventory levels of key components to facilitate our ability to meet customer orders. However, demand for the components and systems that we use is high, and we may, in the future, experience interruptions or delays in supply of key components, several of which have long order lead times. We also may experience manufacturing yield fluctuations that could impact material supply due to increased in-process scrap, which could impact shipments to customers. If we are unable to obtain sufficient quantities of components, obtain components available only from our sole source suppliers, or receive materials in a timely manner, we may be unable to ship our product to customers as scheduled or may be forced to redesign portions of our products, which would be costly and time consuming.

     As of August 31, 2000, we employed 110 people in manufacturing and operations.

COMPETITION

     The market for optical switching systems is new, rapidly changing and intensely competitive. We compete with a number of companies that address the optical switching market, including optical network systems manufacturers, other subsystems manufacturers and companies that supply various components of optical switching systems. In addition, we compete with vendors of OEO switches who will continue to advocate the use of their products in optical networks. We believe that the principal bases of competition in our market are the speed and scalability of photonic switches, their total cost of ownership, reliability and versatility of applications. We believe that we compete favorably in each of these areas.

     We face competition from a number of large, established public companies, such as Agilent Technologies, Corning Incorporated, JDS Uniphase Corporation, Lucent Technologies' Microelectronics Division and Nortel Networks, that offer a wide range of components and subsystems to optical network systems manufacturers. In addition, a number of private companies have announced plans for all-optical switching products to address many of the same applications that our products address. We also compete with several companies, such as PMC-Sierra, Inc. and Applied Micro Circuits Corporation, that provide OEO products to optical network systems manufacturers. Moreover, some of our customers may develop all-optical switching subsystems that compete with our products.

     Many of our current and potential competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than we have. As a result, these competitors may be able to devote greater resources than we can to the development, promotion, sale and support of their products. In addition, several of our competitors that have larger market capitalizations or cash reserves than we do and may be better positioned than we are to acquire other companies in order to gain new technologies or products that may displace our products. In addition, many of our competitors have much greater name recognition, more extensive customer bases, better-developed distribution channels and broader product offerings than we have. These companies can leverage their customer bases and broader product offerings and adopt aggressive pricing policies to gain market share.

INTELLECTUAL PROPERTY RIGHTS

     Our success and ability to compete depend substantially upon our internally developed technology. We have filed five U.S. patent applications and have filed four international patent applications pursuant to the Patent Cooperation Treaty. We cannot assure you that our patent applications will be approved, that any patents that may issue will protect our intellectual property or that any issued patents will not be challenged by third parties.

     While we rely on a combination of patent, copyright, trademark, service mark and trade secret laws and contractual restrictions to establish and protect our intellectual property, we also believe that factors such as the technological and creative skills of our personnel, new technology developments, frequent technology enhancements and reliable product maintenance are essential to establishing and maintaining a technology leadership position. We cannot assure you that others will not develop technologies that are similar or superior to our technology.

     We generally enter into confidentiality agreements with our employees, consultants and corporate partners, and generally control access to and distribution of our proprietary information. We request that our corporate partners and others who may be given access to our proprietary information sign non-use and non-disclosure agreements. Despite these efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. Policing unauthorized use of technology is difficult, and there can be no assurance that the steps taken by us will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as do the laws of the United States.

     Substantial litigation regarding intellectual property rights exists in the networking industry, and we expect that optical communications products may be increasingly subject to third-party infringement claims as the number of competitors in our industry segment grows. We believe that we own or have the right to use the basic patents covering our products. However, the networking industry is characterized by a very large number of patents, many of which are of questionable validity and some of which appear to overlap with other issued patents. We have received limited product development funding from U.S. government agencies. We cannot assure you that the U.S. government will not attempt to assert intellectual property rights pursuant to our agreements with these agencies. In addition, we believe that many of our competitors in the networking industry have filed or intend to file patent applications covering aspects of their technology on which they may claim infringement by us with respect to our products. Because patent applications can be maintained in secrecy in the United States until such patents are issued and are maintained in secrecy for a period of time outside of the United States, we are conducting only limited searches to determine whether our technology infringes any patents or patent applications of others.

     We cannot make any assurances that other third parties will not claim infringement by us with respect to our products and our associated technology. In the future, we may be a party to litigation to protect our intellectual property or as a result of an alleged infringement of others' intellectual property. These claims and any resulting lawsuit, regardless of our success, would likely be time-consuming to defend, subject us to significant litigation costs, divert management's attention and resources, cause product shipment delays or require us to enter into royalty or licensing arrangements. Any potential intellectual property litigation also could force us to do one or more of the following:

     - stop selling, incorporating or using our products that use the infringed intellectual property;

     - obtain from the owner of the infringed intellectual property a license to sell or use the relevant technology, which license may not be available on terms acceptable to us, if at all; and

     - redesign our products that use the technology.

     If we are forced to take any of these actions, our business may be seriously harmed. A successful claim of intellectual property infringement against us and the failure or inability by us to license the infringed or similar technology or redesign our products could seriously harm our business.

     We may in the future initiate claims or litigation against third parties for infringement of our proprietary technology to protect our intellectual property or determine the scope and validity of our proprietary rights or the proprietary rights of our competitors. These claims could result in costly litigation and the diversion of our technical and management personnel.

EMPLOYEES

     As of August 31, 2000, we had 211 full-time employees, 62 of whom were in research and development, 110 were in manufacturing and quality assurance, 10 were in sales and marketing, and 29 were in general and administrative functions. None of our employees is represented by a labor union or subject to a collective bargaining agreement. We have not experienced any work stoppages and we consider our relations with our employees to be good.

FACILITIES

     Our corporate headquarters facility, of approximately 21,000 square feet, is located in San Diego, California. We lease our corporate headquarters facility pursuant to a lease agreement that expires in June 2004, subject to our one-time option to extend the lease for an additional three-year period. In August 2000, we began expanding our operations to a second facility of approximately 100,000 square feet. We lease this second facility pursuant to a lease agreement that expires in July 2009, subject to our one-time option to extend the lease for an additional three-year period. We anticipate that we will need to secure additional space for our operations within the next twelve months.

LEGAL PROCEEDINGS

     We are not currently subject to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table contains information with respect to our executive officers and directors as of August 31, 2000:

                   NAME                     AGE                        POSITION
                   ----                     ---                        --------
Hus Tigli.................................  46     Chief Executive Officer, President and Director
Anis Husain...............................  49     Chief Technology Officer, Senior Vice President,
                                                   Research and Development and Chairman of the
                                                   Board of Directors
Philip Chapman............................  46     Chief Financial Officer
Conrad Burke..............................  34     Senior Vice President, Marketing and Sales
James Hartman.............................  43     Vice President, Manufacturing
Christian Lepiane.........................  41     Vice President, Sales
Stephen Domenik(1)(2).....................  49     Director
Barry Fidelman(1)(2)......................  60     Director
Bruce Graham(1)(2)........................  40     Director

---------------
(1) Member of audit committee

(2) Member of compensation committee

     Hus Tigli has served as Director and as our Chief Executive Officer and President since February 2000. Mr. Tigli was Senior Vice President and Group General Manager of the Telecommunications, Energy & Industrial Group of Raychem Corporation from 1998 to 1999 and held general management and functional leadership positions at Raychem Corporation from 1981 to 1998. Mr. Tigli received B.S. and M.S. degrees in Engineering from Columbia University and an M.B.A. degree from Harvard University.

     Anis Husain, one of our co-founders, has served as Chairman of our Board of Directors and as our Chief Technology Officer and Senior Vice President, Research and Development since 1997. From 1997 to February 2000, Dr. Husain also served as our Chief Executive Officer and President. Prior to co-founding OMM, Dr. Husain was Assistant Director of the Electronics Technology Office and held various other positions at the Defense Advanced Research Projects Agency from 1994 to 1997. From 1985 to 1993, Dr. Husain was Section Manager of the Photonics Department and developed photonics and optoelectronics products for Honeywell Inc.'s and Research Center. Dr. Husain received a B.Sc. degree in Engineering from University of London, Imperial College, and a Ph.D. in Electrical Engineering at University College, London.

     Philip Chapman has served as our Chief Financial Officer since May 2000. Mr. Chapman was Chief Financial Officer at Microchip Technology Incorporated, a global manufacturer of programmable microcontrollers, from 1992 to May 2000. From 1988 to 1992, Mr. Chapman served as Chief Financial Officer for Syntellect, Inc., a company involved in voice processing technology. From 1984 to 1988, he served as Chief Financial Officer for Medical Systems Support, Inc., a company involved in developing independent service capability for hospital computer and digital imaging systems. Mr. Chapman received a B.A. degree in Accounting and Managerial Finance from the University of California and an M.B.A. degree from Harvard University.

     Conrad Burke has served as our Senior Vice President, Marketing and Sales since February 2000. Mr. Burke was Director of Marketing for Optoelectronics Products and held various other marketing positions at Lucent Technologies' Microelectronics Group from 1992 to February 2000. Mr. Burke received a B.Sc. degree in Physics from University College Dublin and a M.Sc. degree in Physics from Trinity College Dublin, Ireland.

     James Hartman has served as our Vice President, Manufacturing since April 1999. Mr. Hartman was responsible for wafer fabrication operations as Vice President of Front-End Manufacturing at LinFinity

Microelectronics, Inc. from 1996 to 1999. From 1991 to 1996, Mr. Hartman was responsible for wafer fabrication operations as an Engineering Manager and in various other manufacturing positions for SGS-Thomson Microelectronics N.V. From 1989 to 1991, he was a Senior Process Engineer for Lam Research Corporation. Mr. Hartman received a M.S. degree in Chemistry from San Diego State University.

     Christian Lepiane has served as our Vice President, Sales since March 2000. Mr. Lepiane was Director of Segment Sales at Lucent Technologies from 1995 to 2000. From 1985 to 1995, Mr. Lepiane served as Manager of Global Accounts and held various other positions for AT&T's Microelectronics, now Lucent Technologies, Microelectronics Division. Mr. Lepiane received a B.S. degree in Economics and Accounting from University of Pittsburgh and an M.B.A. from the University of California at Irvine.

     Stephen Domenik has served as a member of our Board of Directors since October 1998. Mr. Domenik has been a Partner and has held various other positions with Sevin Rosen Funds, a venture capital firm, since 1995. Mr. Domenik is a director of several privately held companies. Mr. Domenik received a B.S. degree in Physics and a M.S. degree in Electrical Engineering both from the University of California at Berkeley.

     Barry Fidelman has served as a member of our Board of Directors since March 2000. Mr. Fidelman has been a Principal and has held various positions with Atlas Venture, a venture capital firm, since 1988. Mr. Fidelman is a director of several privately held companies. Mr. Fidelman received a B.S. degree in Electrical Engineering from the Massachusetts Institute of Technology and an M.B.A. degree from Harvard University.

     Bruce Graham has served as a member of our Board of Directors since December 1998. Mr. Graham has been a Partner of Bessemer Venture Partners, a venture capital firm, since December 1996. From 1991 until November 1996, Mr. Graham was an Associate and Vice President at Vertex Management, a venture capital firm. Mr. Graham is a director of several privately held companies. Mr. Graham received a B.S. degree in Chemical Engineering from Princeton University and a M.B.A. degree from Stanford University.

BOARD OF DIRECTORS

     Our board of directors currently consists of five members and two vacant positions. Upon completion of this offering, our certificate of incorporation will provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, a portion of our board of directors will be elected each year. To implement the classified structure, prior to the consummation of the offering, two of the members to the board of directors will be elected to one-year terms, two will be elected to two-year terms and two will be elected to three-year terms. Thereafter, directors will be elected for three-year terms. Hus Tigli and Barry Fidelman have been designated Class I Directors, whose terms expire at the 2001 annual meeting of stockholders. Stephen Domenik and Bruce Graham have been designated Class II Directors, whose terms expire at the 2002 annual meeting of stockholders. Anis Husain has been designated a Class III Director and two seats are vacant, whose terms expire at the 2003 annual meeting of stockholders. This classification of the board of directors may delay or prevent a change in control of our company or in our management. See "Description of Capital
Stock -- Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions."

     Executive officers are appointed by the board of directors on an annual basis and serve until their successors have been elected and qualified. There are no family relationships among any of our directors, officers or key employees.

Board Committees

  Audit Committee

     We established an audit committee in June 2000. The audit committee consists of Stephen Domenik, Barry Fidelman and Bruce Graham. The audit committee reviews our internal accounting procedures and consults with and reviews the services provided by our independent accountants.

  Compensation Committee

     We established a compensation committee in June 2000. The compensation committee consists of Stephen Domenik, Barry Fidelman and Bruce Graham. The compensation committee reviews and recommends to the board of directors the compensation of all of our officers and directors, including stock compensation and loans and establishes and reviews general policies relating to the compensation and benefits of our employees.

     Compensation Committee Interlocks and Insider Participation

     Prior to establishing the compensation committee, the board of directors as a whole performed the functions delegated to the compensation committee. No member of the board of directors or the compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

     Director Compensation

     We do not currently compensate our directors in cash for their service as members of the board of directors, although they are reimbursed for expenses in connection with attending board of directors and committee meetings. Our 1997 Stock Plan provides for the automatic grant of non-statutory stock options to non-employee directors. For further information regarding the provisions of the 1997 Stock Plan, see "-- Employee and Director Benefit Plans."

     Limitations on Directors' Liability and Indemnification

     Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

     - any breach of their duty of loyalty to the corporation or its stockholders;

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases or redemptions; or

     - any transaction from which the director derived an improper personal benefit.

     The limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

     Our certificate of incorporation and bylaws provide that we will indemnify our directors and officers and may indemnify our employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in their capacity as an officer, director, employee or other agent, regardless of whether the bylaws would permit indemnification.

     We have entered into agreements to indemnify our directors, executive officers and controller, in addition to the indemnification provided for in our bylaws. These agreements, among other things, provide for indemnification of our directors, executive officers and controller for judgments, fines, settlement amounts and certain expenses, including attorneys' fees incurred by the director, executive officer or controller in any action or proceeding, including any action by or in the right of OMM, arising out of the person's services as a director, executive officer or controller of us, any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

     The limited liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty and may reduce the likelihood of derivative litigation against our directors and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. A stockholder's investment in us may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors and officers under these indemnification provisions.

     At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

EXECUTIVE COMPENSATION

     The following table sets forth the compensation earned, awarded or paid for services rendered to us in all capacities for the fiscal year ended December 31, 1999, by our Chief Executive Officer and our four next most highly compensated executive officers who earned more than $100,000 in salary and bonus during the fiscal year ended December 31, 1999, if any, whom we refer to in this prospectus collectively as the "Named Executive Officers":

                           SUMMARY COMPENSATION TABLE

                                                                                      LONG-TERM
                                                                                     COMPENSATION
                                                                                     ------------
                                                              ANNUAL COMPENSATION     SECURITIES
                                                              --------------------    UNDERLYING
                NAME AND PRINCIPAL POSITION                    SALARY      BONUS       OPTIONS
                ---------------------------                   ---------   --------   ------------
Anis Husain, Chief Technology Officer, Senior Vice
  President, Research and Development(1)....................  $162,786         --       15,000
James Hartman, Vice President of Manufacturing..............  $ 98,250    $75,000      921,000
Hus Tigli, Chief Executive Officer and President(2).........        --         --           --
Philip Chapman, Chief Financial Officer(3)..................        --         --           --

---------------
(1) Mr. Husain was our Chief Executive Officer until February 2000.

(2) Hus Tigli joined us as our Chief Executive Officer in February 2000. Mr. Tigli's scheduled annual compensation is $204,000 in addition to a $81,600 bonus contingent on meeting certain goals and we have granted Mr. Tigli options to purchase 6,300,000 shares.

(3) Philip Chapman joined us as our Chief Financial Officer in May 2000. Mr. Chapman's scheduled annual compensation is $185,000 in addition to a $50,000 bonus contingent on meeting certain goals and we have granted Mr. Chapman options to purchase 1,050,000 shares.

OPTION GRANTS IN FISCAL YEAR 1999

     The following table shows certain information regarding stock options granted to the Named Executive Officers during the fiscal year ended December 31, 1999. All of these stock options were granted under our 1997 Stock Plan and have a term of ten years, subject to earlier termination in the event the optionees' services to us cease. See "-- Employee and Director Benefit Plans" for a description of material terms of these stock options. See "Transactions with Related Parties and Insiders" for a description of the exercises of stock options granted to the Named Executive Officers under the 1997 Stock Plan.

     In accordance with the rules of the Securities and Exchange Commission, also shown below is the potential realizable value over the term of the option, or the period from the grant date to the expiration date, based on assumed rates of stock appreciation of 5% and 10%, compounded annually. These amounts are based on certain assumed rates of appreciation and do not represent our estimate of our future stock price. Potential realizable values are computed by:

     - multiplying the number of shares of common stock underlying each option by the fair market value of our common stock on the date of grant;

     - assuming that the total stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table for the entire ten-year term of the option; and

     - subtracting from that result the total option exercise price.

     Actual gains, if any, on stock option exercises will be dependent on the future performance of the common stock.

                                                  PERCENT OF                               POTENTIAL REALIZABLE
                                                    TOTAL                                    VALUE AT ASSUMED
                                    NUMBER OF      OPTIONS                                   ANNUAL RATES OF
                                    SECURITIES    GRANTED TO                                STOCK APPRECIATION
                                    UNDERLYING    EMPLOYEES     EXERCISE                     FOR OPTION TERM
                                     OPTIONS        DURING      PRICE PER    EXPIRATION    --------------------
               NAME                  GRANTED      PERIOD(1)     SHARE(2)      DATE(S)         5%         10%
               ----                 ----------    ----------    ---------    ----------    --------    --------
Anis Husain.......................   15,000(3)        0.3%       $0.033      8/26/2009     $   311     $   789
James Hartman.....................  906,000(4)       16.9%       $0.033      4/08/2009     $18,803     $47,650
                                     15,000(5)        0.3%       $0.033      8/26/2009     $   311     $   789
Hus Tigli.........................         --          --            --             --          --          --
Philip Chapman....................         --          --            --             --          --          --

---------------
(1) Based on an aggregate of 5,363,250 options granted by us during the fiscal year ended December 31, 1999, to our employees, directors and consultants, including the Named Executive Officers.

(2) The exercise price of each option was equal to the fair market value of our common stock on the date of grant, as determined by our board of directors.

(3) Granted pursuant to an option agreement and according to a four-year vesting schedule in which one-fourth of the shares vested on August 26, 2000 and 1/48 of the shares vesting monthly thereafter.

(4) Granted pursuant to an option agreement and according to a four-year vesting schedule in which one-fourth of the shares vested on April 8, 2000 and 1/48 of the shares vesting monthly thereafter.

(5) Granted pursuant to an option agreement and according to a four-year vesting schedule in which one-fourth of the shares vested on August 26, 2000 and 1/48 of the shares vesting monthly thereafter.

AGGREGATE OPTION EXERCISES IN FISCAL YEAR 1999 AND FISCAL YEAR-END OPTION VALUES

     The following table sets forth information with respect to the Named Executive Officers concerning option exercises for the fiscal year ended December 31, 1999, and exercisable and unexercisable options held as of December 31, 1999. None of the executive officers listed in the table below exercised any of their options during the fiscal year ended December 31, 1999.

     The fiscal year-ended value of in-the-money stock options represents the difference between the exercise price of such options, and the fair value of our common stock as of December 31, 1999. The fair value of our common stock on December 31, 1999 for financial reporting purposes on such date was $0.74 per share. The actual value of in-the-money stock options will depend upon the trading price of our common stock on the date of sale of the underlying common stock and may be higher or lower than the amount set forth in the table above. The values of unexercised in-the-money options are computed by:

     - multiplying the deemed fair market value per share by the number of shares, and

     - subtracting the result of multiplying the exercise price per share by the number of shares.

     For a list of purchases of restricted shares of our common stock by the executive officers listed in the table below, please see "Transactions with Related Parties and Insiders":

                                                       NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                                                      UNDERLYING UNEXERCISED         IN-THE-MONEY OPTIONS AT
                                                   OPTIONS AT DECEMBER 31, 1999         DECEMBER 31, 1999
                                                   ----------------------------    ----------------------------
                     NAME                          EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
                     ----                          -----------    -------------    -----------    -------------
Anis Husain....................................        --             15,000           --           $ 10,600
James Hartman..................................        --            921,000           --           $650,843
Hus Tigli......................................        --                 --           --                 --
Philip Chapman.................................        --                 --           --                 --

EMPLOYEE AND DIRECTOR BENEFIT PLANS

  1997 Stock Plan

     Our 1997 Stock Plan provides for the grant of incentive stock options to employees and nonstatutory stock options, options and stock purchase rights to employees, directors and consultants. The 1997 Stock Plan was adopted by our board of directors in October, 1997 and approved by our stockholders in September 1998. Our board of directors and stockholders approved amendments to the 1997 Stock Plan to increase the number of shares reserved under the 1997 Stock Plan in September 15, 2000.

     As of September 15, 2000, total of 35,050,000 shares of common stock have been reserved for issuance under the 1997 Stock Plan. An annual increase will be added on the first day of our fiscal year, beginning in 2002, equal to the lesser of:

     - 6,500,000 shares;

     - 5.0% of the outstanding shares on that date; or

     - a lesser amount determined by the board of directors.

     As of September 15, 2000 options to purchase 14,045,445 shares of common stock were outstanding and 16,550,750 shares were available for future grant (including the 14,000,000 shares reserved for issuance on September 15, 2000).

  Administration

     Our board of directors or a committee of our board of directors administers the 1997 Stock Plan. The administrator of our 1997 Stock Plan has the power to determine, among other things:

     - the terms of the options or stock purchase rights granted, including the exercise price of the option or stock purchase right;

     - the number of shares subject to each option or stock purchase right;

     - the exercisability of each option or stock purchase right; and

     - the form of consideration payable upon the exercise of each option or stock purchase right.

  Options

     The exercise price of all incentive stock options granted under the 1997 Stock Plan must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of nonstatutory stock options and stock purchase rights granted under the 1997 Stock Plan is determined by the administrator, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, the exercise price must be at least equal to the fair market value of our common stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must be at least equal to 110% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The term of all other options granted under the 1997 Stock Plan may not exceed ten years.

     During any fiscal year, each optionee may be granted options to purchase a maximum of 1,000,000 shares. In addition, in connection with an optionee's initial employment with us, the optionee may be granted an option covering an additional 1,500,000 shares.

     Options granted under the 1997 Stock Plan must generally be exercised within three months after the end of optionee's status as an employee, director or consultant of ours, or within 12 months after the optionee's termination by death or disability, but in no event later than the expiration of the option's term.

  Automatic Option Grants to Non-Employee Directors

     Our 1997 Stock Plan also provides for the automatic grant of 45,000 shares of common stock to a director who first becomes a non-employee director, except those directors who become non-employee directors by ceasing to be employee directors, on or after the date of this offering. This option will vest as to 15,000 of the shares subject to the option on each anniversary of the date of grant. Each non-employee director will automatically be granted an option to purchase 10,000 shares each year following the date of our annual stockholders' meeting except after the first such annual meeting if it is held within six months of the date of this offering, if on such date, he or she will have served on our board of directors for at least the previous six months. This option will vest as to one hundred percent of the shares subject to the option on each anniversary of the date of grant. All options automatically granted to non-employee directors will have a term of ten years and the exercise price will be one hundred percent of fair market value per share of common stock on the date of grant.

  Vesting

     Options and stock purchase rights granted under our 1997 Stock Plan generally become exercisable at the rate of 1/4 of the total number of shares subject to the option twelve months after the date of grant, and 1/48 of the shares subject to the option each month thereafter.

  Transferability of Options

     Options and stock purchase rights granted under the 1997 Stock Plan are generally not transferable by the optionee, and each option and stock purchase right is exercisable during the lifetime of the option only by the optionee.

  Stock Purchase Right

     In the case of stock purchase rights, unless the administrator determines otherwise, the restricted stock purchase agreement shall grant us a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's employment or consulting relationship with us for any reason, including death or disability. The purchase price for shares repurchased pursuant to the restricted stock purchase agreement shall be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to us. The repurchase option shall lapse at a rate determined by the administrator.

  Adjustments upon Merger or Asset Sale

     The 1997 Stock Plan provides that in the event of our merger with or into another corporation, or a sale of substantially all of our assets, the successor corporation will assume each option and stock purchase right or substitute an equivalent option. If the outstanding options and stock purchase rights are not assumed or substituted by the successor corporation, the optionees will become fully vested in and have the right to exercise such options or stock purchase rights. If an option or stock purchase right becomes fully vested and exercisable in the event of a merger or sale of assets, the administrator must notify the optionee that the option or stock purchase right is fully exercisable for a period of 15 days from the date of the notice, and the option or stock purchase right will terminate upon the expiration of the 15-day period.

  Amendment and Termination of the 1997 Stock Plan

     The administrator will have the authority to amend, suspend or terminate the 1997 Stock Plan, so long such action does not affect any shares of common stock previously issued and sold or any option previously granted under the 1997 Stock Plan. Unless earlier terminated, the 1997 Stock Plan will terminate automatically 10 years from the date of obtaining stockholder approval of the amended plan in October 2007.

2000 STOCK PURCHASE PLAN

     Our 2000 Stock Purchase Plan was adopted by our board of directors on September 15, 2000, and will be effective upon completion of this offering, subject to stockholder approval. The 2000 Stock Purchase Plan provides our employees with an opportunity to purchase our common stock through accumulated payroll deductions. A total of 4,000,000 shares of common stock have been reserved for issuance under the 2000 Stock Purchase Plan, none of which had been issued as of the date of this prospectus. An annual increase will be added on the first day of our fiscal year, beginning in 2001, equal to the lesser of:

                - 2,700,000 shares;

                - 2% of the outstanding shares on that date; or

                - a lesser amount determined by the board of directors.

     The 2000 Stock Purchase Plan will be administered by our board of directors or by a committee appointed by the board of directors.

  Structure of the 2000 Stock Purchase Plan

     The 2000 Stock Purchase Plan, which is intended to qualify under Section 423 of the Internal Revenue Code, provides consecutive twenty-four month offering periods with consecutive, six-month purchase periods. The offering periods generally start on the first trading day on or after February 1 and August 1 of each year, except for the first offering period, which commences on the first trading day on or after the effective date of this offering and ends on the last trading day on or before January 1, 2003.

  Eligibility

     Employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, employees may not be granted an option to purchase stock under the 2000 Stock Purchase Plan if they either:

     - immediately after grant, own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

     - hold rights to purchase stock under our employee stock purchase plans which accrue at a rate which exceeds $25,000 worth of stock for each calendar year.

  Purchases

     The 2000 Stock Purchase Plan permits participants to purchase our common stock through payroll deductions of up to 10% of the participant's "compensation." Compensation is defined as the participant's base straight time gross earnings and commissions, exclusive of payments for overtime, shift premium, incentive compensation, incentive payments, bonuses and other compensation. The maximum number of shares a participant may purchase during a single purchase period is 10,000 shares.

     Amounts deducted and accumulated by the participant are used to purchase shares of common stock at the end of each purchase period. The price of stock purchased under the 2000 Stock Purchase Plan is generally 85% of the lower of the fair market value of the common stock either:

     - at the beginning of the offering period; or

     - at the end of the purchase period.

     Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us.

  Transferability of Rights

     Rights granted under the 2000 Stock Purchase Plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the 2000 Stock Purchase Plan.

  Merger or Asset Sale

     The 2000 Stock Purchase Plan provides that, in the event we merge with or into another corporation or there is a sale of substantially all of our assets, the successor corporation will assume each outstanding option or substitute an equivalent option. If the successor corporation refuses to assume or substitute the outstanding options, the offering period then in progress will be shortened and a new exercise date, before the date of our proposed merger or sale, will be set.

  Amendment and Termination of the 2000 Stock Purchase Plan

     The 2000 Stock Purchase Plan will terminate in 2010. Our board of directors has the authority to amend or terminate the 2000 Stock Purchase Plan, except that no such action may adversely affect any outstanding rights to purchase stock under the 2000 Stock Purchase Plan.

401(K) PLAN

     In August 1999, we adopted a Retirement Savings and Investment Plan, or 401(k) plan, covering our eligible employees located in the United States. The 401(k) Plan is intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended. All contributions to the 401(k) Plan by eligible employees or by us, and the investment earnings thereon, are not taxable to such employees until withdrawn, and any contributions we may make are expected to be deductible by us when made. Our eligible employees may elect to reduce their eligible compensation by up to 25%, subject to statutorily prescribed limits, and to have such compensation reductions contributed on their behalf to the 401(k) Plan. The 401(k) Plan permits, but does not require, us to make matching contributions to the 401(k) Plan.

EMPLOYMENT AGREEMENTS AND CHANGE OF CONTROL ARRANGEMENTS

     Hus Tigli. In January 2000, Hus Tigli accepted our employment offer letter, which provided that Mr. Tigli would be entitled to receive an annual salary of $204,000, a signing bonus of $50,000 and a bonus of $81,600 during his first year of employment, based on performance milestones. In connection with this offer letter, in February 2000, Mr. Tigli was also allowed to purchase, at a price of $0.167 per share, 6,300,000 shares of our common stock, under a restricted stock purchase agreement. These shares vest over a four year period and vest as to one-fourth of these shares on February 1, 2001, with the remainder of the shares vesting ratably monthly thereafter. In connection with the offer letter, Mr. Tigli also entered into a change of control agreement in January 2000, which provides that, upon termination without cause or a reduction in position within twelve months after certain change of control events, including a merger or acquisition, vesting will be accelerated so that one hundred percent of the common stock vesting pursuant to any stock option agreements or subject to repurchase pursuant to any restricted stock purchase agreements will be vested and Mr. Tigli will receive monthly severance payments for a period of twelve months following the date of termination. In addition, upon an involuntary termination without cause within the first twelve months of employment and there is no change of control, vesting of common stock pursuant to any stock option agreements or subject to repurchase pursuant to any restricted stock purchase agreements will be accelerated with respect to the number of shares of common stock that would otherwise vest in a six month period and Mr. Tigli will receive monthly severance payments for a period of twelve months following termination.

     Philip Chapman. In May 2000, Philip Chapman accepted our employment offer letter, which provided that Mr. Chapman would be entitled to receive an annual salary of $185,000 and a bonus of $50,000 during his first year of employment, based on performance milestones. His offer letter also provided for a $60,000 combined relocation and signing bonus. In connection with this offer letter, in May 2000, Mr. Chapman was also granted options to purchase, at a price of $0.333 per share, 1,050,000 shares of our common stock, pursuant to a stock option agreement. These options vest over a four year period and vest as to one-fourth of these options on May 22, 2001, with the remainder of the options vesting ratably monthly thereafter. In connection with the offer letter, Mr. Chapman also entered into a change of control agreement, in May 2000, which provides that, upon termination without cause or a significant reduction in position within twelve months after certain change of control events, vesting of the stock purchased will be accelerated so that at least one hundred percent of the common stock vesting pursuant to any stock option agreements or subject to repurchase pursuant to any restricted stock purchase agreements will be vested and Mr. Chapman will receive monthly severance payments for a period of six months following termination.

     Anis Husain. Dr. Husain entered into a change of control agreement in June 2000, which provides that, upon termination without cause or a significant reduction in position within twelve months after certain change of control events, vesting of the stock purchased will be accelerated so that at least one hundred percent of the common stock vesting pursuant to any stock option agreements or subject to repurchase pursuant to any restricted stock purchase agreements will be vested and Dr. Husain will receive monthly severance payments for a period of six months following termination.

     James Hartman. In March 1999, James Hartman accepted our employment offer letter, which provided that Mr. Hartman would be entitled to receive an annual salary of $130,000 and a bonus of $50,000 during his first year of employment, based on performance milestones. His offer letter also provided for a $25,000 signing bonus. In connection with this offer letter, in April 2000, Mr. Hartman was also granted options to purchase, at a price of $0.033 per share, 906,000 shares of our common stock, pursuant to a stock option agreement. These shares vest over a four year period and vested as to one-fourth of these shares on April 1, 2000, with the remainder of the shares vesting ratably monthly thereafter. Mr. Hartman also entered into a change of control agreement in May 2000, which provides that, upon termination without cause or a significant reduction in position within twelve months after certain change of control events, vesting of the stock purchased will be accelerated so that at least one hundred percent of the common stock vesting pursuant to any stock option agreements or subject to repurchase pursuant to any restricted stock purchase agreements will be vested and Mr. Hartman will receive monthly severance payments for a period of six months following termination.

     Conrad Burke. In February 2000, Conrad Burke accepted our employment offer letter, which provided that Mr. Burke would be entitled to receive an annual salary of $190,000 and a bonus of $50,000 during his first year of employment, based on performance milestones. His offer letter also provided for a $70,000 combined relocation and signing bonus. In connection with this offer letter, in March 2000, Mr. Burke was also granted options to purchase, at a price of $0.167 per share, 1,200,000 shares of our common stock, pursuant to a stock option agreement. These options vest over a four year period and vest as to one-fourth of these options on March 1, 2001, with the remainder of the options vesting ratably monthly thereafter. Mr. Burke also entered into a change of control agreement in May 2000, which provides that, upon termination without cause or a significant reduction in position within twelve months after certain change of control events, vesting of the stock purchased will be accelerated so that at least one hundred percent of the common stock vesting pursuant to any stock option agreements or subject to repurchase pursuant to any restricted stock purchase agreements will be vested and Mr. Burke will receive monthly severance payments for a period of six months following the date of termination. In addition, upon an involuntary termination without cause within the first twelve months of employment and there is no change of control, vesting will be accelerated with respect to the number of shares of common stock subject to vesting under the stock option agreement equivalent to one-eighth of the number of shares of common stock granted at the time of his hire and Mr. Burke will receive monthly severance payments for a period of six months following termination.

     Christian Lepiane. In February 2000, Christian Lepiane accepted our employment offer letter, which provided that Mr. Lepiane would be entitled to receive an annual salary of $180,000 and a bonus of $50,000 during his first year of employment, based on performance milestones. His offer letter also provided for a $60,000 combined relocation and signing bonus and a one time car allowance of $15,000. In connection with this offer letter, in March 2000, Mr. Lepiane was also granted options to purchase, at a price of $0.167 per share, 900,000 shares of our common stock, pursuant to a stock option agreement. These options vest over a four year period and vest as to one-fourth of these options on March 1, 2001, with the remainder of the options vesting ratably monthly thereafter. Mr. Lepiane also entered into a change of control agreement, in May 2000, which provides that, upon termination without cause or a significant reduction in position within twelve months after certain change of control events, vesting of the stock purchased will be accelerated so that at least one hundred percent of the common stock vesting pursuant to any stock option agreements or subject to repurchase pursuant to any restricted stock purchase agreements will be vested and Mr. Lepiane will receive monthly severance payments for a period of six months following the date of termination. In addition, upon an involuntary termination without cause within the first twelve months of employment and there is no change of control, vesting will be accelerated with respect to the number of shares of common stock subject to vesting under the stock option agreement equivalent to one-eighth of the number of shares of common stock granted at the time of his hire and Mr. Lepiane will receive monthly severance payments for a period of three months following termination.

                 TRANSACTIONS WITH RELATED PARTIES AND INSIDERS

     Other than compensation agreements and other arrangements, which are described as required in "Management," and the transactions described below, since our inception in June 1997, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or will be a party:

     - in which the amount involved exceeded or will exceed $60,000; and

     - in which any director, executive officer, or holder of more than 5% of our common stock on an as-converted basis or any member of their immediate family had or will have a direct or indirect material interest.

     We believe that each of the transactions described below were on terms no less favorable than could have been obtained from unaffiliated third parties.

  SALES OF OUR COMMON STOCK AND PREFERRED STOCK

     Common Stock

     The following table summarizes the private placement transactions in which we sold common stock or warrants to acquire common stock to our directors, executive officers, 5% stockholders and persons and entities affiliated with them:

                                                  DATES OF     PRICE PER     SHARES OF
                   PURCHASER                      PURCHASE       SHARE      COMMON STOCK
                   ---------                      ---------    ---------    ------------
Hus Tigli(1)....................................  3/20/2000     $0.1667      6,300,000
Anis Husain.....................................   7/2/1997     $0.0001      9,540,000
James Hartman...................................   4/9/2000     $0.0333        226,500
James Hartman...................................  5/24/2000     $0.0333        694,500

---------------
(1) Hus Tigli signed a secured full recourse promissory note as consideration for his purchase of common stock on March 20, 2000. For a description of this promissory note, please see "-- Loan to Executive Officer."

     Series A Preferred Stock

     On August 11, 1997 and on October 18, 1997, we sold 1,000,000 shares of our Series A Preferred Stock for $0.20 per share. Each share of Series A Preferred Stock is convertible into three shares of common stock. The purchasers of the Series A Preferred Stock included the following directors, 5% stockholders and persons affiliated with them, among others:

                                                           SHARES OF
                       PURCHASER                         SERIES A STOCK
                       ---------                         --------------
Anis Husain............................................     750,000

     Anis Husain is currently our Chief Technology Officer, Senior Vice President, Research and Development, and Chairman of our Board of Directors.

     Series C Preferred Stock

     On October 16, 1998 and on December 14, 1998, we sold 6,966,162 shares of our Series C Preferred Stock for $0.73 per share. Each share of Series C Preferred Stock is convertible into three shares of common stock. The purchasers of the Series C Preferred Stock included the following directors, 5% stockholders and persons affiliated with them, among others:

                                                           SHARES OF
                       PURCHASER                         SERIES C STOCK
                       ---------                         --------------
Entities affiliated with Sevin Rosen Funds VI L.P......    4,110,000
Entities affiliated with Bessemer Venture Partners IV
  L.P. ................................................    2,739,725

     Series D Preferred Stock

     On November 16, 1999, we sold 8,911,992 shares of our Series D Preferred Stock for $2.477 per share. Each share of Series D Preferred Stock is convertible into three shares of common stock. The purchasers of the Series D Preferred Stock included the following directors, 5% stockholders and persons affiliated with them, among others:

                                                           SHARES OF
                       PURCHASER                         SERIES D STOCK
                       ---------                         --------------
Entities affiliated with Sevin Rosen Fund VI L.P. .....    1,613,650
Entities affiliated with Atlas Venture Fund IV,
  L.P. ................................................    4,037,142
Entities affiliated with Bessemer Venture Partners IV
  L.P. ................................................    2,018,571

     Series E Preferred Stock

     On May 31, 2000 and June 14, 2000, we sold 4,355,398 shares of our Series E Preferred Stock for $17.22 per share. Each share of Series E Preferred Stock is convertible into three shares of common stock. The purchasers of the Series E Preferred Stock included the following directors, 5% stockholders and persons affiliated with them, among others:

                                                           SHARES OF
                       PURCHASER                         SERIES E STOCK
                       ---------                         --------------
Entities affiliated with Sevin Rosen Fund VI L.P. .....       58,072
Entities affiliated with Atlas Venture Fund IV,
  L.P. ................................................      290,360
Entities affiliated with Bessemer Venture Partners IV
  L.P. ................................................      232,287

  LOAN TO EXECUTIVE OFFICER

     In March 2000, in connection with Hus Tigli's purchase of 6,300,000 shares of our common stock, we loaned Mr. Tigli $1,050,000 under a secured full recourse promissory note with an annual interest rate of 6.69% compounded semi-annually. Principal and interest on the note become due and payable on March 20, 2005. The note also provides that we may accelerate any payments of the amounts outstanding under the loan in the event Mr. Tigli ceases to be an employee of ours. The note is also secured in part by the purchased stock.

  INDEMNIFICATION

     We have entered into indemnification agreements with each of our directors and officers. These indemnification agreements will require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. Please see "Management -- Board of Directors -- Limitations on Directors' Liability and Indemnification."

     All future transactions, including any loans from our company to our officers, directors, principal stockholders or affiliates, will be approved by a majority of the board of directors, including a majority of the independent and disinterested members of the board of directors or, if required by law, a majority of disinterested stockholders, and will be on terms no less favorable to our company than could be obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of August 31, 2000, and as adjusted to reflect the sale of common stock offered in this prospectus:

     - each stockholder known by us to own beneficially more than 5% of our common stock, as explained below;

     - each of the Named Executive Officers as listed in the "Summary Compensation Table";

     - executive officers who joined us after December 31, 1999;

     - each of our directors; and

     - all of our directors and executive officers as a group.

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after August 31, 2000, are deemed outstanding, while the shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting or investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

     The percentage of shares beneficially owned is based on the aggregate of 94,348,599 shares of common stock outstanding as of August 31, 2000, assuming conversion of all outstanding shares of preferred stock into common stock, and shares of common stock issued in this offering. Unless otherwise indicated, the address of each listed stockholder is OMM, Inc., 9410 Carroll Park Drive, San Diego, CA 92121.

                                                                                  PERCENTAGE OF SHARES
                                                                                   BENEFICIALLY OWNED
                                                                                  --------------------
                                                             NUMBER OF SHARES      BEFORE      AFTER
           NAME AND ADDRESS OF BENEFICIAL OWNER             BENEFICIALLY OWNED    OFFERING    OFFERING
           ------------------------------------             ------------------    --------    --------
5% Stockholders:
Sevin Rosen Fund VI L.P.(a)...............................      17,345,166          18.4%          %
  13455 Noel Road, Suite 1670
  Dallas, TX 75240
Bessemer Venture Partners IV L.P.(b)......................      14,971,749          15.9
  535 Middlefield Road
  Menlo Park, CA 94025
Atlas Venture Fund IV L.P.(c).............................      12,982,506          13.8
  1600 El Camino Real, Suite 290
  Menlo Park, CA 94025

Directors and Executive Officers:
Hus Tigli(d)..............................................       6,300,000           6.7
Anis Husain(e)............................................      11,794,375          12.5
Philip Chapman(f).........................................              --             *          *
Stephen Domenik(a)........................................      17,345,166          18.4          *
  169 University Avenue
  Palo Alto, CA 94301
Bruce Graham(b)...........................................      14,971,749          15.9          *
  535 Middlefield Road
  Menlo Park, CA 94025
Barry Fidelman(c).........................................      12,982,506          13.8          *
  222 Berkeley Street
  Boston, MA 02116
James Hartman.............................................         921,000           1.0
Conrad Burke(g)...........................................              --             *          *
Christian Lepiane(h)......................................              --             *          *
All directors and executive officers as a group (9
  persons)(e).............................................      64,314,796          68.3

---------------
 *  Represents less than one percent.

(a) Includes 16,058,094 shares held by Sevin Rosen Fund VI L.P., and 22,500 shares held by Sevin Rosen Bayless Management Company and 1,264,572 shares held by Sevin Rosen VI Affiliates Fund L.P., SRB Associates VI L.P. serves as a general partner for each of these entities and may be deemed the beneficial owner of the shares held by each of the entities. Stephen Domenik is a general partner of SRB Associates VI L.P. and may be deemed the beneficial owner of the shares beneficially owned by such entities. Mr. Domenik disclaims beneficial ownership except to the extent of pecuniary interest therein.

(b) Includes 8,319,816 shares held by Bessemer Venture Partners IV L.P. and 5,830,023 shares held by Bessec Ventures IV L.P. and 821,910 shares held by Bessemer Venture Investors L.P. Bessemer Venture Partners IV L.P. serves as a general partner for each of these entities and may be deemed the beneficial owner of the shares held by each of the entities. Bruce Graham serves as a general partner of Bessemer Venture Partners IV L.P. and may be deemed the beneficial owner of the shares beneficially owned by Bessemer Venture Partners IV L.P.

(c) Includes 9,937,194 shares held by Atlas Venture Fund IV, L.P. and 1,442,490 shares held by Atlas Venture Parallel Fund IV-A, C.V. and 1,442,490 shares held by Atlas Venture Parallel Fund IV-B, C.V. and 160,332 shares held by Atlas Venture Entrepreneurs' Fund IV, L.P. Atlas Venture Associates IV, L.P. serves as a general partner of these entities and may be deemed the beneficial owner of the shares held by each of the entities. Barry Fidelman serves as a principal of Atlas

    Venture, and may be deemed the beneficial owner of the shares beneficially owned by Atlas Venture Fund IV, L.P.

(d) Subject to a restricted stock purchase agreement and according to a vesting schedule over a four-year period in which one-fourth of the shares will be released from our right of repurchase on February 1, 2001 and 1/48 of the shares will be released monthly thereafter.

(e) Includes 4,375 shares of common stock subject to options exercisable on or before October 31, 2000 and includes 1,987,500 shares as of August 31, 2000 subject to a restricted stock purchase agreement which are released from our repurchase right at the rate of 198,750 shares per month until June 30, 2001 and according to a vesting schedule over a four-year period in which one-fourth of the shares were released from our right of repurchase on June 30, 1998 and 1/48 of the shares released monthly thereafter.

(f) Mr. Chapman has options to purchase 1,050,000 shares of common stock, none of which are exercisable within 60 days of the date of this prospectus.

(g) Mr. Burke has options to purchase 1,200,000 shares of common stock, none of which are exercisable within 60 days of the date of this prospectus.

(h) Mr. Lepiane has options to purchase 900,000 shares of common stock, none of which are exercisable within 60 days of the date of this prospectus.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     We are authorized to issue 500,000,000 shares of common stock, $0.0001 par value, and 100,000,000 shares of undesignated preferred stock, $0.0001 par value. The following description of our capital stock does not purport to be complete and is subject to and qualified by our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

COMMON STOCK

     As of August 31, 2000, there were 94,348,599 shares of common stock outstanding that were held of record by approximately 100 stockholders, assuming the conversion of all shares of preferred stock into common stock.

     The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of OMM, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

PREFERRED STOCK

     The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of the common stock. We cannot state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock and delaying or preventing a change in control of OMM without further action by the stockholders. Upon the closing of this offering, no shares of preferred stock will be outstanding. We have no present plans to issue additional shares of preferred stock.

WARRANTS

     At August 31, 2000, there were warrants outstanding to purchase a total of 1,930,158 shares of common stock, Series C Preferred Stock and Series D Preferred Stock, as adjusted to reflect the conversion of all shares of preferred stock to common stock. Concurrent with our initial public offering the warrants to purchase preferred stock will automatically convert into warrants to purchase common stock. Additionally, upon our initial public offering, warrants to purchase 83,901 shares of common stock will expire unless earlier exercised. Accordingly, warrants to purchase 1,846,257 shares of common stock will remain outstanding after the completion of this offering. Warrants to purchase 295,479 shares of common stock will expire on April 14, 2004, unless earlier exercised, and warrants to purchase 945,207 shares of common stock will expire on the later of April 4, 2006 or three years after the date of this prospectus, unless earlier exercised and warrants to purchase 605,571 shares of common stock will expire on April 6, 2010, unless earlier exercised.

REGISTRATION RIGHTS

     Pursuant to a registration and information rights agreement entered into between us and holders of 70,751,886 shares of common stock issuable upon conversion of our preferred stock, we are obligated, under limited circumstances and subject to specified conditions and limitations, to use our best efforts to register the registrable shares.

     We must use our best efforts to register shares of the registrable shares:

     - if we receive, with respect to the first registration, the written notice from holders of 50% or more of the registrable shares or with respect to the second registration, written notice from the holders of 25% or more of the registrable shares, requesting that we effect a registration with respect to not less than the number of registrable shares then held by the holders requesting registration, that would be reasonably anticipated to result in a price to the public that will exceed $7,500,000;

     - if we decide to register our own securities, except in connection with this offering; or

     - if we receive written notice from holders of the registrable shares requesting that we effect a registration on Form S-3, with respect to shares of the registrable shares, the reasonably anticipated price to the public of which exceeds $500,000 and we are then eligible to use Form S-3, which at the earliest will occur twelve calendar months after the closing of this offering.

     However, in addition to certain other conditions and limitations, if requested to register shares of registrable shares, we can delay registration not more than once in any 12-month period and for not more than 90 days. In addition, we are obligated to effect only two registrations requested by the holders of the registrable shares and an additional six registrations on Form S-3. In any case where we decide to register our own securities pursuant to an underwritten offering, the managing underwriter may exclude the registrable shares from the registration.

     These registration rights terminate with respect to each registrable share upon the first to occur of when the holder can transfer his or her registrable shares pursuant to Rule 144 or five years after the closing of this offering. In addition, all holders of these registration rights have entered into lock-up agreements that waive their registration rights until 180 days following the date of this prospectus.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS

     Certain provisions of Delaware law and our certificate of incorporation and bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, and the removal of incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

     We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. The existence of this provision would be expected to have an, anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

     Our certificate of incorporation and bylaws require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. In addition, special meetings of our stockholders may be called only by the board of directors or certain of our officers. Our certificate of incorporation and bylaws also provide that, beginning upon the closing of this offering, our board of directors will be divided into three classes, with each class serving staggered three-year terms, and that certain amendments of the certificate of incorporation and of the bylaws require the approval of holders of at least 66 2/3% of the voting power of all outstanding stock. These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of OMM.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is Wells Fargo Shareowner Services.

NATIONAL MARKET LISTING

     We have applied to list our common stock on The Nasdaq Stock Market's National Market under the symbol "OMMI."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect the market price of the common stock.

     Upon completion of this offering, we will have outstanding shares of common stock, assuming the issuance of
shares of common stock offered by us and no exercise of options after
               , and assuming no exercise of the underwriters' over-allotment
option. All of the                shares sold in this offering will be freely
tradable without restriction or further registration under the Securities Act; provided, however, that if shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act, their sales of shares would be subject to certain limitations and restrictions that are described below.

     The remaining 94,114,087 shares of common stock held by existing stockholders were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. Of these shares, of such shares will be subject to the restrictions contained in the lock-up agreements described in "Underwriting" on the effective date of this offering. On the effective date of this offering, shares not subject to the lock-up agreements described in "Underwriting" will not be eligible for sale pursuant to Rule 144(k). In addition, holders of stock options could exercise such options and, subject to lock-up agreements described in "Underwriting," sell certain of the shares issued upon exercise as described below.

                                        APPROXIMATE SHARES
          RELEVANT DATES             ELIGIBLE FOR FUTURE SALE                  COMMENT
          --------------             ------------------------                  -------
On the date of this prospectus.....                              Freely tradable shares sold in this
                                                                 offering
90 days after the date of this
  prospectus.......................
180 days after the date of this
  prospectus.......................                              All shares subject to lock-up
                                                                 released; shares salable under Rule
                                                                 144, 144(k) and 701

RULE 144

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

     - 1% of the number of shares of common stock then outstanding, which will
       equal approximately                shares immediately after this
       offering; or

     - the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

     Sales under Rule 144 are also subject to certain other requirements regarding the manner of sale, notice filing and the availability of current public information about us.

RULE 144(k)

     Under Rule 144(k), a person who is not deemed to have been one of our "affiliates" at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an "affiliate," is entitled to sell such shares without complying with the manner of sale, notice filing, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

RULE 701

     In general, any of our employees, directors, officers, consultants or advisors who purchases shares from us in reliance on Rule 701 in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with certain restrictions, including the holding period, contained in Rule 144.

     The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of such options (including exercises after the date of this prospectus). Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than "affiliates," as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by "affiliates" under Rule 144 without compliance with its one year minimum holding period requirement.

STOCK OPTIONS

     As of August 31, 2000, there were a total of 13,740,933 shares of common stock subject to outstanding options under our 1997 Stock Plan, 2,041,787 of which were vested, and all of which are subject to the lock-up agreements described in "Underwriting." Immediately after the completion of the offering, we intend to file registration statements on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for future issuance under our 1997 Stock Plan, as amended, and our 2000 Stock Purchase Plan. On the date 180 days after the effective date of the offering, a total of shares of common stock subject to outstanding options will be vested. After the effective dates of the registration statements on Form S-8, shares purchased upon exercise of options granted pursuant to the 1997 Stock Plan, as amended, 2000 Stock Purchase Plan and would be available for resale in the public market, subject to the lock-up agreements described in Underwriting.

               UNITED STATES TAX CONSEQUENCES TO NON-U.S. HOLDERS

     The following general discussion summarizes some of the material United States Federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder of common stock. A "non-U.S. holder" generally is a holder of common stock that is not, for United States Federal income tax purposes, any of the following:

     - a citizen or resident of the United States;

     - a corporation, partnership or other entity created or organized in or under the laws of the United States or any of its political subdivisions;

     - an estate, the income of which is subject to U.S. Federal income taxation regardless of its source; or

     - a trust whose administration is subject to the primary supervision of a U.S. court, and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust.

     If you are an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). A resident alien is subject to United States Federal income tax as if such individual was a citizen of the United States.

     If a partnership is a beneficial owner of our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding common stock, you should consult your tax advisor about the U.S. tax consequences of holding and disposing of shares of our common stock.

     This discussion is limited to non-U.S. holders who hold the common stock as a capital asset. This discussion does not consider all aspects of U.S. Federal income and estate taxation or the specific facts and circumstances that may be relevant to particular non-U.S. holders in light of their personal circumstances, such as insurance companies, tax-exempt organizations, financial institutions, broker-dealers or certain U.S. expatriates, and does not address the treatment of those holders under the laws of any state, local or foreign taxing jurisdiction. In addition, this discussion does not address any special tax provisions which may apply to you if you relinquished United States citizenship or residence. Further, the discussion is based on provisions of the United States Internal Revenue Code of 1986, as amended, or the "Code," Treasury regulations under the Code, and administrative and judicial interpretations of the Code. This discussion is based on the provisions of the Code as they are in effect on the date of this prospectus. All of these provisions are subject to change or different interpretation on a possibly retroactive basis.

     EACH PROSPECTIVE HOLDER IS URGED TO CONSULT ITS TAX ADVISOR WITH RESPECT TO THE UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION.

Dividends

     Dividends paid to a non-U.S. holder of common stock generally will be subject to United States Federal withholding tax at a 30% rate or a lower rate as may be specified by an applicable income tax treaty. Dividends that are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States (and if an income tax treaty applies, are attributable to a United States permanent establishment of such non-U.S. holder) will not be subject to withholding tax provided that such non-U.S. holder complies with applicable certification and disclosure requirements. Instead, the "effectively connected" dividends will be subject to U.S. Federal income tax on a net basis at applicable graduated rates in the same manner as dividends paid to United States citizens, resident aliens and domestic United States corporations. Any effectively connected dividends received by a corporate non-U.S. holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or a lower rate as may be specified by an applicable income tax treaty.

     Under currently effective United States Treasury regulations, dividends paid prior to January 1, 2001 to an address in a foreign country are presumed to be paid to a resident of that country, unless the payor has knowledge to the contrary, for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. Under recently finalized United States Treasury regulations that will generally be effective for distributions after December 31, 2000, or the "Final Withholding Regulations," however, a non-U.S. holder of common stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification requirements. In addition, under the Final Withholding Regulations, in the case of common stock held by a foreign partnership, (1) the certification requirements would generally be applied to the partners of the partnership and
(2) the partnership would be required to provide certain information, including a United States taxpayer identification number. The Final Withholding Regulations provide look-through rules for tiered partnerships.

     The foregoing rules apply to distributions to shareholders out of our current or accumulated earnings and profits. Different withholding rules will apply to any distributions that we pay in excess of our current or accumulated earnings and profits.

     A non-U.S. holder of common stock that is eligible for a reduced rate of United States withholding tax under a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the United States Internal Revenue Service.

Gain On Disposition Of Common Stock

     A non-U.S. holder generally will not be subject to United States Federal income tax for gain recognized on a sale or other disposition of common stock unless one of the following conditions is satisfied:

     - the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if an income tax treaty applies, is attributable to a permanent establishment maintained in the United States by such non-U.S. holder). The non-U.S. holder will, unless an applicable treaty provides otherwise, be taxed on its net gain derived from the sale or other disposition under regular graduated U.S. Federal income tax rates. Effectively connected gains realized by a corporate non-U.S. holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or a lower rate as may be specified by an applicable income tax treaty;

     - in the case of a non-U.S. holder who is an individual and holds the common stock as a capital asset, the holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions exist;

     - we are or have been a "United States real property holding corporation" for U.S. Federal income tax purposes within the shorter of the five-year period preceding such disposition or such non-U.S. holder's holding period. We believe that we are not currently, and are not likely to become, a "United States real property holding corporation" for U.S. Federal income tax purposes. If we were to become a "United States real property holding corporation," under currently effective United States Treasury regulations, any gain recognized by a non-U.S. holder still would not be subject to U.S. Federal income tax if the shares were considered to be "regularly traded on an established securities market," and the non-U.S. holder did not hold, directly or indirectly at any time during the shorter of the periods described above, more than 5% of our common stock; or

     - the non-U.S. holder is subject to tax under certain provisions of the Code applicable to U.S. expatriates.

Federal Estate Tax Consequences

     Common stock held by an individual non-U.S. holder at the time of death will be included in such holder's gross estate for U.S. Federal estate tax purposes, and may be subject to U.S. Federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

     We must report annually to the United States Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, such holder, regardless of whether any tax was actually withheld. This information may also be made available to the tax authorities in the non-U.S. holder's country of residence. Under current law, United States information reporting requirements, other than reporting of dividend payments for purposes of the withholding tax noted above, and backup withholding tax generally will not apply to dividends paid to non-U.S. holders that are either subject to the 30% withholding discussed above or that are not subject to withholding because an applicable tax treaty reduces or eliminates the withholding. Otherwise, backup withholding of United States Federal income tax at a rate of 31% may apply to dividends paid with respect to common stock to holders that are not "exempt recipients" and that fail to provide certain information including the holder's United States taxpayer identification number.

     Under current law, generally, unless the payor of dividends has actual knowledge that the payee is a United States person, the payor may treat dividend payments to a payee with a foreign address as exempt from information reporting and backup withholding. However, under the Final Withholding Regulations, dividend payments generally will be subject to information reporting and backup withholding unless applicable certification requirements are satisfied. See the discussion above with respect to the rules applicable to foreign partnerships under the Final Withholding Regulations.

     In general, United States information reporting and backup withholding requirements also will not apply to a payment made outside the United States of the proceeds of a sale of common stock to or through an office outside the United States of a non-United States broker. However, United States information reporting, but not backup withholding, requirements will apply to a payment made outside the United States of the proceeds of a sale of common stock through an office outside the United States of a broker that, for United States Federal Income tax purposes, is a United States person, a "controlled foreign corporation," or a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or, in the case of payments made after December 31, 2000, a foreign partnership that at any time during its tax year either is engaged in the conduct of a trade or business in the United States or has as partners one or more United States persons that, in the aggregate, hold more than 50% of the income or capital interest in the partnership, unless the broker has documentary evidence in its records that the holder or beneficial owner is a non-United States person or the holder or beneficial owner otherwise establishes an exemption. Payment of the proceeds of the sale of common stock to or through a United States office of a broker is currently subject to both United States backup withholding and information reporting unless the holder certifies its non-United States status under penalties of perjury or otherwise establishes an exemption.

     Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules are generally allowable as a refund or credit against such non-U.S. holder's Federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting
agreement dated                     , we have agreed to sell to the underwriters
named below, for whom Credit Suisse First Boston Corporation, Chase Securities Inc., CIBC World Markets Corp. and Dain Rauscher Incorporated are acting as representatives, the following respective numbers of shares of common stock:

                                                               NUMBER
                        UNDERWRITER                           OF SHARES
                        -----------                           ---------
Credit Suisse First Boston Corporation......................
Chase Securities Inc. ......................................
CIBC World Markets Corp. ...................................
Dain Rauscher Incorporated..................................
                                                              ---------
  Total.....................................................
                                                              =========

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

     We have granted to the underwriters a 30-day option to purchase on a pro
rata basis up to                     additional shares at the initial public
offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a selling concession of $     per share. The
underwriters and selling group members may allow a discount of $     per share
on sales to other broker or dealers. After the initial public offering, the public offering price and concession and discount to broker or dealers may be changed by the representatives.

     The following table summarizes the compensation and estimated expenses we will pay.

                                                  PER SHARE                             TOTAL
                                       --------------------------------    --------------------------------
                                          WITHOUT             WITH            WITHOUT             WITH
                                       OVER-ALLOTMENT    OVER-ALLOTMENT    OVER-ALLOTMENT    OVER-ALLOTMENT
                                       --------------    --------------    --------------    --------------
Underwriting Discounts and
  Commissions paid by us.............       $                 $                 $                 $
Expenses payable by us...............       $                 $                 $                 $

     The representatives have informed us that the underwriters do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof.

     Our officers, directors and holders of at least seven million shares have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any of these types of transactions, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus. If the reported last sale price of our common stock on the Nasdaq National Market is at least twice the offering price per share for 20 of the 30 trading days ending on the last trading day preceding the 90th day after the date of this prospectus, then 25% of the shares of our common stock owned by the officers, directors and stockholders described above subject to the
180-day restriction described above, or                shares, will be released
on the 91st day after the date of this prospectus.

     The underwriters have reserved for sale, at the initial public offering
price up to        shares of the common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

     We have applied to list the shares of common stock on The Nasdaq Stock Market's National Market under the symbol "OMMI".

     In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option -- a naked short position -- that position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     A prospectus in electronic format will be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     By purchasing common stock in Canada and accepting purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

     - the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

     - where required by law, the purchaser is purchasing as principal and not as agent, and

     - the purchaser has reviewed the text above under "Resale Restrictions".

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by the purchaser pursuant to this offering. The report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed for common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act for the shares of common stock in this offering. This prospectus does not contain all of the information in the registration statement and the exhibits and schedule that were filed with the registration statement. For further information with respect to OMM and our common stock, we refer you to the registration statement and the exhibits and schedule that were filed with the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedule that were filed with the registration statement may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC upon payment of the prescribed fee. The Securities and Exchange Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov.

     Upon completion of this offering, OMM will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and, in accordance with the requirements of the Securities Exchange Act of 1934, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. These periodic reports, proxy statements and other information will be available for inspection and copying at the regional offices, public reference facilities and web site of the Securities and Exchange Commission referred to above.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters will be passed upon for the underwriters by Cooley Godward LLP, San Diego, California. As of the date of this prospectus, WS Investment Company 98B, 99B and 2000B investment partnerships composed of certain current and former members of and persons associated with Wilson Sonsini Goodrich & Rosati, Professional Corporation, and certain other members and employees of Wilson Sonsini Goodrich & Rosati beneficially own 234,669 shares of our common stock and warrants to purchase 50,000 shares of common stock.

                                    EXPERTS

     The financial statements as of December 31, 1998 and 1999 and for the period from June 30, 1997 (inception) to December 31, 1997 and for each of the two years in the period ended December 31, 1999 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      (THIS PAGE INTENTIONALLY LEFT BLANK)

                                   OMM, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................   F-2
Balance Sheets as of December 31, 1998 and 1999 and June 30,
  2000 (unaudited)..........................................   F-3
Statements of Operations for the Period From June 30, 1997
  (Inception) to December 31, 1997, for the Years Ended
  December 31, 1998 and 1999 and for the Six Months Ended
  June 30, 2000 (unaudited).................................   F-4
Statements of Redeemable Convertible Preferred Stock and
  Stockholders' Equity (Deficit) for the Period From June
  30, 1997 (Inception) to December 31, 1997, for the Years
  Ended December 31, 1998 and 1999 and for the Six Months
  Ended June 30, 2000 (unaudited)...........................   F-5
Statements of Cash Flows for the Period From June 30, 1997
  (Inception) to December 31, 1997, for the Years Ended
  December 31, 1998 and 1999 and for the Six Months Ended
  June 30, 2000 (unaudited).................................   F-7
Notes to Financial Statements...............................   F-8

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of OMM, Inc.

     In our opinion, the accompanying balance sheets and the related statements of operations, of redeemable convertible preferred stock and stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of OMM, Inc. at December 31, 1998 and 1999, and the results of its operations and its cash flows for the period from June 30, 1997 (inception) through December 31, 1997 and for the years ended December 31, 1998 and 1999 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS LLP

San Diego, California
June 23, 2000

                                   OMM, INC.

                                 BALANCE SHEETS

                                                                                                           PRO FORMA
                                                                                                         STOCKHOLDERS'
                                                                    DECEMBER 31,                            EQUITY
                                                              -------------------------     JUNE 30,       JUNE 30,
                                                                 1998          1999           2000           2000
                                                              -----------   -----------   ------------   -------------
                                                                                                  (UNAUDITED)
                                                        ASSETS
Current assets
  Cash and cash equivalents.................................  $ 4,720,585   $ 3,056,843   $ 72,866,404
  Short-term investments....................................           --    17,142,211      9,394,006
  Accounts receivable.......................................      143,468        89,944        370,977
  Inventories...............................................           --            --        526,421
  Prepaid financing fees....................................           --       131,611        778,681
  Prepaid expenses and other current assets.................       20,615       159,566        511,902
                                                              -----------   -----------   ------------
    Total current assets....................................    4,884,668    20,580,175     84,448,391
Property and equipment, net.................................      359,723     2,900,539      7,101,142
Prepaid financing fees......................................           --       266,894      1,833,628
Restricted cash (Note 8)....................................           --            --      2,200,000
Other assets................................................           --        97,215        295,592
                                                              -----------   -----------   ------------
                                                              $ 5,244,391   $23,844,823   $ 95,878,753
                                                              ===========   ===========   ============

                LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities
  Accounts payable..........................................  $   154,655   $ 1,308,832   $  4,322,120
  Accrued expenses..........................................       50,457       264,679        720,856
  Current portion of capital lease obligations..............           --       467,234        652,780
                                                              -----------   -----------   ------------
    Total current liabilities...............................      205,112     2,040,745      5,695,756
                                                              -----------   -----------   ------------
Long-term liabilities
  Capital lease obligation, less current portion............           --     1,104,391      4,242,291
                                                              -----------   -----------   ------------
    Total liabilities.......................................      205,112     3,145,136      9,938,047
                                                              -----------   -----------   ------------
Commitments (Note 8)
Redeemable convertible preferred stock, $.0001 par value;
  24,227,351 shares authorized (see Note 4)
  Series E, 4,355,401 shares authorized; 0, 0, 4,355,398 and
    0 shares issued and outstanding at December 31, 1998 and
    1999, June 30, 2000 and June 30, 2000 pro forma;
    liquidation preference of $79,999,954...................           --            --     74,933,262             --
  Series D, 9,113,849 shares authorized; 0, 8,911,992,
    8,911,992 and 0 shares issued and outstanding at
    December 31, 1998 and 1999 June 30, 2000 and June 30,
    2000 pro forma; liquidation preference of $22,075,004...           --    22,046,319     22,046,319             --
  Series C, 7,407,691 shares authorized; 6,966,162,
    6,966,162, 6,966,162 and 0 shares issued and outstanding
    at December 31, 1998 and 1999, June 30, 2000 and June
    30, 2000 pro forma; liquidation preference of
    $5,085,298..............................................    5,051,349     5,051,349      5,051,349             --
  Series B, 2,350,410 shares authorized; 2,350,410,
    2,350,410, 2,350,410 and 0 shares issued and outstanding
    at December 31, 1998 and 1999, June 30, 2000 and June
    30, 2000 pro forma; liquidation preference of
    $1,099,992..............................................    1,092,942     1,092,942      1,092,942             --
  Series A, 1,000,000 shares authorized; 1,000,000,
    1,000,000, 1,000,000 and 0 shares issued and outstanding
    at December 31, 1998 and 1999, June 30, 2000 and June
    30, 2000 pro forma; liquidation preference of
    $200,000................................................      198,649       198,649        198,649             --
                                                              -----------   -----------   ------------
                                                                6,342,940    28,389,259    103,322,521             --
                                                              -----------   -----------   ------------
Stockholders' equity (deficit)
  Common stock, $.0001 par value; 150,000,000 shares
    authorized; 14,107,500, 14,212,500, 21,776,937 and
    92,528,823 shares issued and outstanding at December 31,
    1998 and 1999, June 30, 2000 and June 30, 2000 pro
    forma...................................................        1,411         1,422          2,178          9,255
  Additional paid-in capital................................        5,440     2,459,224     48,660,607    151,996,467
  Unearned stock-based compensation.........................           --    (1,484,540)   (36,890,239)   (36,890,239)
  Stockholder receivable....................................       (7,800)       (4,600)    (1,052,200)    (1,052,200)
  Accumulated deficit.......................................   (1,302,712)   (8,661,078)   (28,102,161)   (28,102,161)
                                                              -----------   -----------   ------------   ------------
    Total stockholders' equity (deficit)....................   (1,303,661)   (7,689,572)   (17,381,815)  $ 85,961,122
                                                              -----------   -----------   ------------   ============
                                                              $ 5,244,391   $23,844,823   $ 95,878,753
                                                              ===========   ===========   ============

The accompanying notes are an integral part of these financial statements.

                                   OMM, INC.

                            STATEMENTS OF OPERATIONS

                                 PERIOD FROM
                                JUNE 30, 1997           YEAR ENDED                SIX MONTHS ENDED
                                (INCEPTION) TO         DECEMBER 31,                   JUNE 30,
                                 DECEMBER 31,    -------------------------   --------------------------
                                     1997           1998          1999          1999           2000
                                --------------   -----------   -----------   -----------   ------------
                                                                                    (UNAUDITED)
Revenues......................     $     --      $        --   $        --   $        --   $    413,200
Cost of revenues (including
  stock-based compensation of
  $145,855 for the period
  ended June 30, 2000)........           --               --            --            --      1,014,701
                                   --------      -----------   -----------   -----------   ------------
     Gross margin.............           --               --            --            --       (601,501)
                                   --------      -----------   -----------   -----------   ------------
Operating expenses
  Research and development
     (including stock-based
     compensation of $0, $0,
     $396,879, $83,758 and
     $1,687,427)..............       31,172        1,059,535     6,347,542     1,991,337     10,896,986
  Sales and marketing
     (including stock-based
     compensation of $0, $0,
     $1,120, $0 and
     $1,311,970)..............           --               --        23,131        71,754      2,362,700
  General and administrative
     (including stock-based
     compensation of $0, $0,
     $31,773, $5,661 and
     $3,596,915)..............       23,398          251,486     1,070,463       364,345      5,920,035
                                   --------      -----------   -----------   -----------   ------------
     Loss from operations.....      (54,570)      (1,311,021)   (7,441,136)   (2,427,436)   (19,781,222)
Other income (expense)
  Interest income.............          895           62,062       229,548        40,132        725,812
  Interest expense............           --              (78)     (141,538)       (9,799)      (395,360)
  Other, net..................           --               --        (5,240)       (1,016)         9,687
                                   --------      -----------   -----------   -----------   ------------
     Net loss.................     $(53,675)     $(1,249,037)  $(7,358,366)  $(2,398,119)  $(19,441,083)
                                   ========      ===========   ===========   ===========   ============
Basic and diluted net loss per
  common share................     $  (0.60)     $     (0.49)  $     (1.03)  $     (0.38)  $      (1.98)
                                   ========      ===========   ===========   ===========   ============
Weighted-average number of
  common shares outstanding...       89,934        2,572,477     7,148,210     6,278,700      9,822,879
                                   ========      ===========   ===========   ===========   ============
Pro forma basic and diluted
  net loss per common share
  (unaudited).................                                 $     (0.18)                $      (0.28)
                                                               ===========                 ============
Pro forma weighted-average
  number of common shares
  outstanding.................                                  41,436,092                   69,612,228
                                                               ===========                 ============

The accompanying notes are an integral part of these financial statements.

                                   OMM, INC.

 STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY
                                   (DEFICIT)

                                               REDEEMABLE CONVERTIBLE PREFERRED STOCK
                             --------------------------------------------------------------------------
                                    SERIES E                  SERIES D                  SERIES C
                             -----------------------   -----------------------   ----------------------
                              SHARES       AMOUNT       SHARES       AMOUNT       SHARES       AMOUNT
                             ---------   -----------   ---------   -----------   ---------   ----------
Issuance of common stock...         --   $        --          --   $        --          --   $       --
Issuance of Series A
  preferred stock..........         --            --                                    --           --
Exercise of stock
  options..................         --            --                                    --           --
Issuance of Series B
  preferred stock..........         --            --                                    --           --
Repayment of shareholder
  note receivable..........         --            --                                    --           --
Net loss...................         --            --          --            --          --           --
                             ---------   -----------   ---------   -----------   ---------   ----------
BALANCE AT DECEMBER 31,
  1997.....................         --            --          --            --          --           --
Issuance of Series B
  preferred stock..........         --            --          --            --          --           --
Issuance of Series C
  preferred stock..........         --            --          --            --   6,966,162    5,051,349
Issuance of common stock...         --            --          --            --          --           --
Repayment of shareholder
  note receivable..........         --            --          --            --          --           --
Net loss...................         --            --          --            --          --           --
                             ---------   -----------   ---------   -----------   ---------   ----------
BALANCE AT DECEMBER 31,
  1998.....................         --            --          --            --   6,966,162    5,051,349
Exercise of stock
  options..................         --            --          --            --          --           --
Issuance of Series D
  preferred stock..........         --            --   8,911,992    22,046,319          --           --
Unearned stock-based
  compensation.............         --            --          --            --          --           --
Amortization of stock-based
  compensation.............         --            --          --            --          --           --
Issuance of warrants to
  purchase Series C
  preferred stock for
  services received........         --            --          --            --          --           --
Issuance of warrants to
  purchase Series C
  preferred stock in
  obtaining financing
  arrangements.............         --            --          --            --          --           --
Repayments of shareholder
  note receivable..........         --            --          --            --          --           --
Net loss...................         --            --          --            --          --           --
                             ---------   -----------   ---------   -----------   ---------   ----------
BALANCE AT DECEMBER 31,
  1999.....................         --            --   8,911,992    22,046,319   6,966,162    5,051,349
Exercise of stock
  options..................         --            --          --            --          --           --
Issuance of Series E
  preferred stock..........  4,355,398    74,933,262          --            --          --           --
Unearned stock-based
  compensation.............         --            --          --            --          --           --
Amortization of stock-based
  compensation.............         --            --          --            --          --           --
Options issued for services
  received.................         --            --          --            --          --           --
Issuance of warrants to
  purchase common stock for
  services received........         --            --          --            --          --           --
Issuance of warrants to
  purchase Series D
  preferred stock in
  obtaining financing
  arrangement..............         --            --          --            --          --           --
Repayments of shareholder
  note receivable..........         --            --          --            --          --           --
Net loss...................         --            --          --            --          --           --
                             ---------   -----------   ---------   -----------   ---------   ----------
BALANCE AT JUNE 30, 2000
  (UNAUDITED)..............  4,355,398   $74,933,262   8,911,992   $22,046,319   6,966,162   $5,051,349
                             =========   ===========   =========   ===========   =========   ==========

                                REDEEMABLE CONVERTIBLE PREFERRED STOCK
                             ---------------------------------------------
                                    SERIES B                SERIES A
                             ----------------------   --------------------
                              SHARES       AMOUNT      SHARES      AMOUNT
                             ---------   ----------   ---------   --------
Issuance of common stock...         --   $       --          --   $     --
Issuance of Series A
  preferred stock..........         --           --   1,000,000    198,649
Exercise of stock
  options..................         --           --          --         --
Issuance of Series B
  preferred stock..........  2,296,995    1,067,944          --         --
Repayment of shareholder
  note receivable..........         --           --          --         --
Net loss...................         --           --          --         --
                             ---------   ----------   ---------   --------
BALANCE AT DECEMBER 31,
  1997.....................  2,296,995    1,067,944   1,000,000    198,649
Issuance of Series B
  preferred stock..........     53,415       24,998
Issuance of Series C
  preferred stock..........         --           --          --         --
Issuance of common stock...         --           --          --         --
Repayment of shareholder
  note receivable..........         --           --          --         --
Net loss...................         --           --          --         --
                             ---------   ----------   ---------   --------
BALANCE AT DECEMBER 31,
  1998.....................  2,350,410    1,092,942   1,000,000    198,649
Exercise of stock
  options..................         --           --          --         --
Issuance of Series D
  preferred stock..........         --           --          --         --
Unearned stock-based
  compensation.............         --           --          --         --
Amortization of stock-based
  compensation.............         --           --          --         --
Issuance of warrants to
  purchase Series C
  preferred stock for
  services received........         --           --          --         --
Issuance of warrants to
  purchase Series C
  preferred stock in
  obtaining financing
  arrangements.............         --           --          --         --
Repayments of shareholder
  note receivable..........         --           --          --         --
Net loss...................         --           --          --         --
                             ---------   ----------   ---------   --------
BALANCE AT DECEMBER 31,
  1999.....................  2,350,410    1,092,942   1,000,000    198,649
Exercise of stock
  options..................         --           --          --         --
Issuance of Series E
  preferred stock..........         --           --          --         --
Unearned stock-based
  compensation.............         --           --          --         --
Amortization of stock-based
  compensation.............         --           --          --         --
Options issued for services
  received.................         --           --          --         --
Issuance of warrants to
  purchase common stock for
  services received........         --           --          --         --
Issuance of warrants to
  purchase Series D
  preferred stock in
  obtaining financing
  arrangement..............         --           --          --         --
Repayments of shareholder
  note receivable..........         --           --          --         --
Net loss...................         --           --          --         --
                             ---------   ----------   ---------   --------
BALANCE AT JUNE 30, 2000
  (UNAUDITED)..............  2,350,410   $1,092,942   1,000,000   $198,649
                             =========   ==========   =========   ========

                                   OMM, INC.

 STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY
                             (DEFICIT) (CONTINUED)

                                                                                                                        TOTAL
                                       COMMON STOCK       ADDITIONAL      UNEARNED                                  STOCKHOLDERS'
                                    -------------------     PAID-IN     STOCK-BASED    STOCKHOLDER   ACCUMULATED       EQUITY
                                      SHARES     AMOUNT     CAPITAL     COMPENSATION   RECEIVABLE      DEFICIT        (DEFICIT)
                                    ----------   ------   -----------   ------------   -----------   ------------   -------------
Issuance of common stock..........  13,965,000   $1,397   $     4,504   $        --    $        --   $         --   $      5,901
Issuance of Series A preferred
  stock...........................          --      --             --            --        (12,500)            --        (12,500)
Exercise of stock options.........      30,000       3            197            --             --             --            200
Issuance of Series B preferred
  stock...........................          --      --             --            --             --             --             --
Repayment of shareholder note
  receivable......................          --      --             --            --          1,500             --          1,500
Net loss..........................          --      --             --            --             --        (53,675)       (53,675)
                                    ----------   ------   -----------   ------------   -----------   ------------   ------------
BALANCE AT DECEMBER 31, 1997......  13,995,000   1,400          4,701            --        (11,000)       (53,675)       (58,574)
Issuance of Series B preferred
  stock...........................          --      --             --            --             --             --             --
Issuance of Series C preferred
  stock...........................          --      --             --            --             --             --             --
Issuance of common stock..........     112,500      11            739            --             --             --            750
Repayment of shareholder note
  receivable......................          --      --             --            --          3,200             --          3,200
Net loss..........................          --      --             --            --             --     (1,249,037)    (1,249,037)
                                    ----------   ------   -----------   ------------   -----------   ------------   ------------
BALANCE AT DECEMBER 31, 1998......  14,107,500   1,411          5,440            --         (7,800)    (1,302,712)    (1,303,661)
Exercise of stock options.........     105,000      11          3,489            --             --             --          3,500
Issuance of Series D preferred
  stock...........................          --      --             --            --             --             --             --
Unearned stock-based
  compensation....................          --      --      1,914,312    (1,914,312)            --             --             --
Amortization of stock-based
  compensation....................          --      --             --       429,772             --             --        429,772
Issuance of warrants to purchase
  Series C preferred stock for
  services received...............          --      --         39,825            --             --             --         39,825
Issuance of warrants to purchase
  Series C preferred stock in
  obtaining financing
  arrangements....................          --      --        496,158            --             --             --        496,158
Repayments of shareholder note
  receivable......................          --      --             --            --          3,200             --          3,200
Net loss..........................          --      --             --            --             --     (7,358,366)    (7,358,366)
                                    ----------   ------   -----------   ------------   -----------   ------------   ------------
BALANCE AT DECEMBER 31, 1999......  14,212,500   1,422      2,459,224    (1,484,540)        (4,600)    (8,661,078)    (7,689,572)
Exercise of stock options.........   7,564,437     756      1,092,034            --     (1,050,000)            --         42,790
Issuance of Series E preferred
  stock...........................          --      --             --            --             --             --             --
Unearned stock-based
  compensation....................          --      --     42,088,705   (42,088,705)            --             --             --
Amortization of stock-based
  compensation....................          --      --             --     6,683,006             --             --      6,683,006
Options issued for services
  received........................          --      --         59,161            --             --             --         59,161
Issuance of warrants to purchase
  common stock for services
  received........................          --      --        508,920            --             --             --        508,920
Issuance of warrants to purchase
  Series D preferred stock in
  obtaining financing
  arrangement.....................          --      --      2,452,563            --             --             --      2,452,563
Repayments of shareholder note
  receivable......................          --      --             --            --          2,400             --          2,400
Net loss..........................          --      --             --            --             --    (19,441,083)   (19,441,083)
                                    ----------   ------   -----------   ------------   -----------   ------------   ------------
BALANCE AT JUNE 30, 2000
  (UNAUDITED).....................  21,776,937   $2,178   $48,660,607   $(36,890,239)  $(1,052,200)  $(28,102,161)  $(17,381,815)
                                    ==========   ======   ===========   ============   ===========   ============   ============

The accompanying notes are an integral part of these financial statements.

                                   OMM, INC.

                            STATEMENTS OF CASH FLOWS

                                                          PERIOD FROM
                                                         JUNE 30, 1997            YEAR ENDED                SIX MONTHS ENDED
                                                         (INCEPTION) TO          DECEMBER 31,                   JUNE 30,
                                                          DECEMBER 31,    --------------------------   --------------------------
                                                              1997           1998           1999          1999           2000
                                                         --------------   -----------   ------------   -----------   ------------
                                                                                                              (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss.............................................    $  (53,675)    $(1,249,037)  $ (7,358,366)  $(2,398,119)  $(19,441,083)
  Adjustments to reconcile net loss to net cash used by
    operating activities
    Depreciation and amortization......................         1,854          44,535        344,404       115,315        599,243
    Amortization of prepaid financing fees.............            --              --         97,653         8,928        238,759
    Amortization of unearned stock-based
      compensation.....................................            --              --        429,772        89,419      6,742,166
    Stock-based compensation for non-employees.........            --              --         39,825            --        508,920
    Loss on disposal of property and equipment.........            --              --          4,223            --             --
    Changes in assets and liabilities
      Accounts receivable..............................            --        (143,468)        53,524       (82,758)      (281,033)
      Inventories......................................            --              --                           --       (526,421)
      Prepaid expenses and other assets................            --         (20,615)      (236,166)      (52,965)      (550,713)
      Accounts payable, accrued expenses and other
        liabilities....................................        24,231         180,881      1,368,399       667,557      3,469,465
                                                           ----------     -----------   ------------   -----------   ------------
        Net cash used by operating activities..........       (27,590)     (1,187,704)    (5,256,732)   (1,652,623)    (9,240,697)
                                                           ----------     -----------   ------------   -----------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of property and equipment..................       (34,236)       (371,876)    (2,889,443)   (1,182,001)    (4,799,845)
  Increase in restricted cash..........................                                  (17,142,211)   (1,786,763)    (2,200,000)
  Proceeds from sales of investments...................            --              --             --            --      7,748,205
                                                           ----------     -----------   ------------   -----------   ------------
        Net cash used by investing activities..........       (34,236)       (371,876)   (20,031,654)   (2,968,764)       748,360
                                                           ----------     -----------   ------------   -----------   ------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of common stock and exercise
    of stock options...................................         6,101             750          3,500            --         42,790
  Net proceeds from issuance of Series A preferred
    stock..............................................       186,149              --             --            --
  Net proceeds from issuance of Series B preferred
    stock..............................................     1,067,944          24,998             --            --
  Net proceeds from issuance of Series C preferred
    stock..............................................            --       5,051,349             --            --
  Net proceeds from issuance of Series D preferred
    stock..............................................            --              --     22,046,319            --
  Net proceeds from issuance of Series E preferred
    stock..............................................                                                         --     74,933,262
  Proceeds from borrowings.............................            --              --        500,000            --             --
  Payments on borrowings...............................            --              --       (500,000)           --             --
  Financing of property and equipment under capital
    leases.............................................            --              --      1,622,551            --      3,677,014
  Principal payments on capital leases.................            --              --        (50,926)           --       (353,568)
  Principal repayments on shareholder note
    receivable.........................................         1,500           3,200          3,200         1,100          2,400
                                                           ----------     -----------   ------------   -----------   ------------
        Net cash provided by financing activities......     1,261,694       5,080,297     23,624,644         1,100     78,301,898
                                                           ----------     -----------   ------------   -----------   ------------
Net increase (decrease) in cash and cash equivalents...     1,199,868       3,520,717     (1,663,742)   (4,620,287)    69,809,561
Cash and cash equivalents at beginning of period.......            --       1,199,868      4,720,585     4,720,585      3,056,843
                                                           ----------     -----------   ------------   -----------   ------------
Cash and cash equivalents at end of period.............    $1,199,868     $ 4,720,585   $  3,056,843   $   100,298   $ 72,866,404
                                                           ==========     ===========   ============   ===========   ============
NONCASH FINANCING ACTIVITIES
  Issuance of Series A preferred stock for shareholder
    note receivable....................................    $   12,500     $        --   $         --   $        --   $         --
                                                           ==========     ===========   ============   ===========   ============
  Issuance of warrants to purchase preferred stock in
    obtaining financing arrangements...................    $       --     $        --   $    496,158   $   496,158   $  2,452,563
                                                           ==========     ===========   ============   ===========   ============
SUPPLEMENTAL CASH FLOW DISCLOSURES
  Cash paid for interest...............................    $       --     $        78   $     43,885
                                                           ==========     ===========   ============

The accompanying notes are an integral part of these financial statements.

                                   OMM, INC.

                         NOTES TO FINANCIAL STATEMENTS

 1. THE COMPANY

     OMM, Inc. (the "Company") was originally incorporated in California on June 30, 1997. In March 2000, the Company reincorporated in the State of Delaware.

     The Company designs, manufactures and sells a family of highly scalable, all-optical, or photonic, switching subsystems. The Company's products are based upon its proprietary implementation of micro-electromechanical systems, or MEMS, which enable all optical switching of data streams. The Company's products allow optical network systems manufacturers to build scalable, cost-effective systems that address next generation switching needs in the long haul, metropolitan and access segments of communication networks.

     Although the Company has begun the production and shipment of its products to customers, it is devoting significant efforts toward product research and development. As such, it is subject to a number of risks and challenges similar to other companies in a similar stage of development. These risks include, but are not limited to, dependence on a few customers, dependence on key individuals, dependence on key suppliers of integral components, the need to develop and market commercially usable products, the ability to obtain adequate financing to support growth and product development and competition from substitute products and larger companies with greater financial, technical, management, and marketing resources.

     The Company incurred net losses of $53,675, $1,249,037 and $7,358,366 for the period from June 30, 1997 (inception) to December 31, 1997 and for the years ended December 31, 1998 and 1999, respectively. At December 31, 1999, the Company had an accumulated deficit of $8,661,078 and has funded those losses through the sale of redeemable convertible preferred stock and the issuance of certain long-term obligations. The Company is dependent on the proceeds of equity financings to meet its future working capital and research and development needs.

 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unaudited Pro Forma Stockholders' Equity

     The Company's Board of Directors has authorized the filing of a Registration Statement with the Securities and Exchange Commission to register shares of its common stock in an initial public offering ("IPO"). If the IPO is consummated as presently anticipated, each outstanding share of preferred stock will automatically convert into three shares of common stock under the terms of the preferred stock agreements (see Note 4). Unaudited pro forma stockholders' equity as of June 30, 2000 reflects the conversion of all outstanding preferred stock into common stock as if such conversion had occurred as of June 30, 2000.

Unaudited Financial Statements

     The interim financial statements as of June 30, 2000 and for the six months ended June 30, 1999 and 2000 are unaudited and have been prepared on the same basis as the audited financial statements. In the opinion of management, these unaudited financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial information set forth therein in accordance with accounting principles generally accepted in the United States of America. Operating results for interim periods are not necessarily indicative of operating results for an entire year.

Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the

                                   OMM, INC.

financial statement date, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

     The Company considers cash equivalents to include highly liquid instruments with maturities of three months or less from the date of purchase. Cash and cash equivalents include cash deposited in money market accounts, certificates of deposit and commercial paper.

Short-Term Investments

     All marketable securities are deemed by management to be available for sale and are reported at fair value with net unrealized gains or losses reported within stockholders' equity. Realized gains and losses are recorded based on the specific identification method. There are no unrealized gains and losses as of June 30, 2000. Short-term investments consists solely of commercial paper.

Concentrations of Risk

     The Company's financial instruments that are subject to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. The Company's policy is to place its cash and cash equivalents with high quality financial institutions in order to limit its credit exposure. Short-term investments consist of commercial paper issued by high credit quality institutions. To date, the Company has not experienced any credit losses associated with these financial instruments.

     The Company operates in the optical networking industry and primarily sells its products to optical networking equipment manufacturers. The Company performs on-going credit evaluations of its customers' financial condition and generally requires no collateral from these customers. The Company reviews customer balances for potential credit losses and establishes an allowance for potentially uncollectible accounts receivable. As of June 30, 2000, the Company has not identified any potential credit losses and therefore has not established an allowance for doubtful accounts.

     During the six months ended June 30, 2000, sales to four customers accounted for approximately 76% of total revenue. Accounts receivable from these customers as of June 30, 2000 represented approximately 64% of total accounts receivable.

     Certain key components used in the Company's products are procured from single or limited source suppliers. The failure of a supplier to deliver on schedule could delay or interrupt the Company's delivery of products and thereby adversely affect the Company's revenues and operating results.

Fair Value of Financial Instruments

     The carrying amounts of the Company's short-term investments, accounts receivable, accounts payable and accrued expenses approximate their fair value due to the short-term nature of these balances.

Inventory

     Inventory is stated at the lower of cost determined using the first-in, first-out method or market.

Property and Equipment

     Property and equipment is recorded at cost and is depreciated using the straight-line method over the estimated useful lives of the assets ranging from three to five years for laboratory equipment, computer equipment and furniture and fixtures. Leasehold improvements are amortized using the straight-line method over the shorter of their estimated useful lives or the term of the lease. Expenditures for

                                   OMM, INC.

maintenance and repairs are charged to operations as incurred. When assets are retired or sold, the assets and accumulated depreciation are removed from the respective accounts and any gain or loss is recognized.

Long-Lived Assets

     Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. An impairment loss is recognized if the sum of the expected future cash flows (undiscounted and before interest) from the use of the assets is less than the net book value of the asset. The amount of the impairment loss, if any, will generally be measured as the difference between the net book value of the assets and their estimated fair values. The Company has not incurred any such losses.

Intangible Assets

     The Company values its patents based on the actual legal costs incurred to obtain the patent. Patent costs are amortized using the straight-line method over the estimated useful life of the patent once the patent is issued. At December 31, 1999 and June 30, 2000, the Company has capitalized patent costs totaling $67,877 and $113,829, respectively, of which none was amortized.

Revenue Recognition

     Revenues from product sales are recognized when all of the following conditions are met: the product has been shipped, the Company has the right to invoice the customer at a fixed price, the collection of the receivable is probable and there are no significant obligations remaining. The Company's products are not subject to any customer acceptance process. Subsequent to the sale of the products, the Company has no obligation to provide any modification or customization, upgrades, enhancements or any postcontract customer support.

Research and Development

     Research and development costs are expensed as incurred.

Stock-Based Compensation

     The Company measures compensation expense for its employee stock-based compensation plan using the intrinsic value method and provides pro forma disclosures of net loss as if a fair value-based method had been applied in measuring compensation expense. Accordingly, compensation cost for stock awards is measured as the excess, if any, of the fair value for financial reporting purposes of the Company's common stock at the date of grant over the amount an employee must pay to acquire the stock. Compensation cost is amortized over the related vesting periods using an accelerated graded method in accordance with Financial Accounting Standards Board Interpretation No. 28 ("FIN 28"), "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans". Accrued compensation costs for unvested awards that are forfeited are reversed against compensation expense or unearned stock-based compensation, as appropriate, in the period of forfeiture. Stock-based awards issued to non-employees are accounted for using a fair value method and are remeasured to fair value, as determined by management, at each period end until the earlier of the date that performance by the counterparty is complete or a performance commitment has been obtained.

Income Taxes

     Current income tax expense or benefit is the amount of income taxes expected to be payable or refundable for the current year. A deferred income tax asset or liability is computed for the expected

                                   OMM, INC.

future impact of differences between the financial reporting and tax bases of assets and liabilities and for the expected future tax benefit to be derived from tax credits and loss carryforwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Comprehensive Income (Loss)

     Comprehensive loss for all periods presented consists solely of net loss.

New Accounting Pronouncements

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." The objective of SAB 101 is to provide further guidance on revenue recognition issues in the absence of authoritative literature addressing a specific arrangement or a specific industry. The guidance in SAB 101 is required to be followed no later than the fourth fiscal quarter of the fiscal year beginning after December 15, 1999. The Company has adopted SAB 101 for all periods presented.

     In March 2000, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 44 ("FIN 44"), "Accounting for Certain Transactions Involving Stock Compensation." The Company will be required to adopt FIN 44 effective July 1, 2000 in respect to specific provisions applicable to new awards, exchanges of awards in a business combination, modifications to outstanding awards, and changes in grantee status that occur on or after that date. FIN 44 addresses practice issues related to the application of Accounting Practice Bulletin Opinion No. 25, "Accounting for Stock Issued to Employees." The Company believes that the application of FIN 44 will not have a material impact on the Company's financial position or results of operations.

     In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 ("FAS 133"), "Accounting for Derivative Instruments and Hedging Activities." In May 1999, the FASB delayed the effective date of FAS 133 by one year. The Company will be required to adopt FAS 133 for fiscal year 2001. This statement establishes a new model for accounting for derivatives and hedging activities. Under FAS 133, all derivatives must be recognized as assets and liabilities and measured at fair value. The Company believes that the adoption of this new accounting standard will not have a material impact on the Company's financial position or results of operations.

Earnings (Loss) per Common Share

     Basic earnings (loss) per share is computed by dividing income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Weighted average shares exclude shares of unvested restricted common stock subject to repurchase rights by the Company. Diluted earnings (loss) per share is computed by dividing income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period increased to include dilutive potential common shares that were outstanding during the period. The dilutive effect of outstanding stock options, warrants and restricted stock is reflected in diluted earnings per share by application of the treasury stock method.

     The Company has excluded all redeemable convertible preferred stock, outstanding stock options, outstanding warrants and unvested restricted common stock subject to repurchase from the calculation of diluted loss per share for all periods presented because such securities are antidilutive for these periods.

                                   OMM, INC.

The total number of potential common shares excluded from the calculation of diluted loss per share is as follows:

                               PERIOD FROM
                              JUNE 30, 1997                                     SIX MONTHS ENDED
                              (INCEPTION) TO    YEAR ENDED DECEMBER 31,             JUNE 30,
                               DECEMBER 31,     ------------------------    ------------------------
                                   1997            1998          1999          1999          2000
                              --------------    ----------    ----------    ----------    ----------
                                                                                  (UNAUDITED)
Redeemable convertible
  preferred stock...........     9,890,985      30,949,716    57,685,692    30,949,716    70,751,886
Outstanding stock options
  and
  warrants..................            --       3,526,500    10,106,337     8,001,936    16,612,867
Unvested common stock
  subject to repurchase.....    13,437,000       8,535,625     5,184,344     6,825,531    10,587,156
                                ----------      ----------    ----------    ----------    ----------
  Total.....................    23,327,985      43,011,841    72,976,373    45,777,183    97,951,909
                                ==========      ==========    ==========    ==========    ==========

     Unaudited pro forma net loss per common share, basic and diluted, is calculated assuming the conversion of all outstanding shares of preferred stock into common stock using the if-converted method from the respective dates of issuance and the exercise of outstanding warrants that will expire upon the closing of the IPO. The calculation of unaudited pro forma net loss per share for the year ended December 31, 1999 and the six months ended June 30, 2000 excludes 15,290,681 and 27,200,023 potential common shares, respectively, as their impact would be antidilutive. A reconciliation of shares used in the calculation of pro forma net loss per share attributable to common shareholders, basic and diluted, is as follows:

                                                            FOR THE YEAR
                                                               ENDED         FOR THE SIX
                                                            DECEMBER 31,    MONTHS ENDED
                                                                1999        JUNE 30, 2000
                                                            ------------    -------------
                                                                             (UNAUDITED)
Weighted average common shares outstanding................    7,148,210       9,822,879
Weighted average common shares issued upon conversion of
  outstanding preferred stock.............................   34,245,932      59,705,448
Weighted average common shares issued upon exercise of
  warrants................................................       41,950          83,901
                                                             ----------      ----------
Shares used in computing unaudited pro forma net loss per
  common share, basic and diluted.........................   41,436,092      69,612,228
                                                             ==========      ==========

 3. COMPOSITION OF CERTAIN BALANCE SHEET COMPONENTS

                                                        DECEMBER 31,
                                                     -------------------     JUNE 30,
                                                       1998       1999         2000
                                                     --------    -------    -----------
                                                                            (UNAUDITED)
ACCOUNTS RECEIVABLE
  Billed...........................................  $ 91,200    $89,944     $370,977
  Unbilled.........................................    52,268         --           --
                                                     --------    -------     --------
                                                     $143,468    $89,944     $370,977
                                                     ========    =======     ========

                                   OMM, INC.

                                                                        JUNE 30,
                                                DECEMBER 31,    -------------------------
                                                    1998           1999          2000
                                                ------------    ----------    -----------
                                                                              (UNAUDITED)
INVENTORIES...................................
  Raw materials...............................    $     --      $       --    $  222,675
  Work in process.............................          --              --       303,746
                                                  --------      ----------    ----------
                                                  $     --      $       --    $  526,421
                                                  ========      ==========    ==========

                                                                        JUNE 30,
                                                DECEMBER 31,    -------------------------
                                                    1998           1999          2000
                                                ------------    ----------    -----------
                                                                              (UNAUDITED)
PROPERTY AND EQUIPMENT
  Construction in progress....................          --              --    $  370,325
  Laboratory equipment........................    $319,700      $2,557,224     5,698,034
  Computer equipment..........................      61,214         248,641     1,388,444
  Furniture and fixtures......................      13,305         202,143       351,050
  Leasehold improvements......................      11,893         252,994       252,994
                                                  --------      ----------    ----------
                                                   406,112       3,261,002     8,060,847
  Less accumulated depreciation and
     amortization.............................     (46,389)       (360,463)     (959,705)
                                                  --------      ----------    ----------
                                                  $359,723      $2,900,539    $7,101,142
                                                  ========      ==========    ==========

                                                                        JUNE 30,
                                                DECEMBER 31,    -------------------------
                                                    1998           1999          2000
                                                ------------    ----------    -----------
                                                                              (UNAUDITED)
ACCRUED EXPENSES
  Accrued compensation........................    $ 37,774      $   86,479    $  422,034
  Accrued vacation............................      12,683          62,173       153,890
  Deferred rent...............................          --          86,027        88,594
  Accrued legal and accounting fees...........          --          30,000        37,500
  Accrued other...............................          --              --        18,838
                                                  --------      ----------    ----------
                                                  $ 50,457      $  264,679    $  720,856
                                                  ========      ==========    ==========

 4. COMMON AND REDEEMABLE CONVERTIBLE PREFERRED STOCK

     In October 1998, the Company effected a five-for-one stock split of both common and preferred stock. The accompanying financial statements and related notes have been retroactively adjusted to reflect this stock split for all periods presented.

     In July 2000, the Company's Board of Directors approved a two-for-one common stock dividend, which had the effect of a three-for-one stock split with an effective date of August 2, 2000. In accordance with the Series A, B, C, D and E redeemable convertible preferred stock agreements, the number of common stock shares into which outstanding shares of Series A, B, C, D and E redeemable convertible preferred stock are convertible was adjusted consistent with the common stock split. This stock split has been retroactively reflected in the accompanying financial statements and related notes for all periods presented.

Common Stock

     At inception, the Company issued 13,212,000 shares of common stock to the Founders of the Company. The terms of these shares are such that, in the event of termination of employment, the

                                   OMM, INC.

Company may elect to repurchase the unvested shares at the original purchase price for a period of 90 days. This restriction lapses as to 25% of the shares one year from the date of issuance, while the restriction as to the remaining 75% of the shares lapses monthly over the subsequent three year period. At June 30, 2000, 3,303,000 of the Founders' shares remain subject to repurchase by the Company.

     During the period from June 30, 1997 (inception) to December 31, 1997, the years ended December 31, 1998 and 1999 and during the six months ended June 30, 2000, the Company issued 225,000, 112,500, 52,500 and 7,096,500 shares of common stock, respectively. The stock vests over the remaining option vesting period, and is subject to the same restrictions and repurchase provisions as the Founders' shares described above. At June 30, 2000, 7,284,721 of these shares, respectively, remain subject to repurchase by the Company.

Redeemable Convertible Preferred Stock

     The Company's redeemable convertible preferred stock has been classified outside of stockholders' equity based upon recent accounting guidelines promulgated by the Securities and Exchange Commission. The preferred stock has a right to liquidation preferences upon a merger, consolidation or sale of substantially all of the Company's assets. Solely as a result of these provisions, the preferred stock is treated as redeemable. See "Liquidation Preferences" set forth below.

     The rights, preferences and privileges of the Preferred Stock are as follows:

Dividends

     The holders of shares of the Series A, B, C, D and E preferred stock are entitled to receive dividends of $0.01, $0.024, $0.0365, $0.124, and $0.861, respectively, per share per annum (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares), payable when and as declared by the Board of Directors of the Company. The right to receive dividends shall be noncumulative; however the Company shall not declare or pay any distributions on shares of common stock until the preferred stockholders have received a distribution at the rate specified above. As of June 30, 2000 no dividends have been declared or paid. Certain lease lines and credit agreements prohibit the payment of dividends without the creditor's prior approval.

Liquidation Preference

     In certain events, including liquidation, dissolution or winding up of the Company, including a consolidation or merger and conveyance of substantially all of the assets of the Company, the holders of Series A, B, C, D and E preferred stock have a preference in liquidation over the common stockholders of $0.20, $0.468, $0.73, $2.477 and $17.22 per share, respectively (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares), plus any dividends declared but unpaid thereon. If the assets of the Company are not sufficient to fulfill the liquidation amount, the shareholders will share in the distribution of the assets on a pro rata basis based on the liquidation amount. These liquidation preferences terminate upon conversion of shares of the preferred stock into shares of the common stock upon completion of the IPO.

Voting Rights

     Each holder of preferred stock shall be entitled to the number of votes equal to the number of whole shares of common stock into which they are then convertible.

                                   OMM, INC.

Conversion

     Each share of preferred stock is convertible at any time at the option of the holder into three shares of common stock, subject to customary adjustments to protect against dilution. In addition, the preferred stock automatically converts into common stock upon (i) the closing of a public offering of the Company's common stock at a price of at least $11.48 per share, which will result in gross proceeds of at least $10,000,000 or (ii) the affirmative vote of the holders of a majority of the shares of preferred stock outstanding at the time of such vote. The Company has reserved sufficient shares of common stock for the conversion of its preferred stock.

 5. STOCK OPTIONS

     The Company established the 1997 Stock Plan (the "Plan"), as amended, under which 25,050,000 shares of the Company's common stock may be issued pursuant to the grant of incentive and nonstatutory stock options. Incentive stock options may be granted to employees only, while nonstatutory stock options and stock purchase rights may be granted to employees, directors and consultants to the Company. The Plan is administered by the Board of Directors. Incentive stock options may be granted at a price per share not less than the value of the Company's common stock at the date of grant as determined by the Board of Directors, while nonstatutory options may be granted at a price per share not less than 85% of the value of the Company's common stock at the date of grant. The options vest and become exercisable over periods determined by the Board of Directors. Options generally vest over four years and expire ten years from the date of grant. At June 30, 2000, there were 2,703,751 shares of the Company's common stock available for future grant under the Plan.

     In 2000, the Company amended the stock option agreements of certain employees to allow for early exercise of options to purchase restricted stock and provide a right of repurchase for the Company.

     The following table summarizes stock option activity under the Plan since the Company's inception:

                                                                      WEIGHTED-
                                                                       AVERAGE
                                                                      EXERCISE
                                                          SHARES        PRICE
                                                        ----------    ---------
Balance at June 30, 1997 (inception)..................          --
  Granted.............................................      30,000      $0.01
  Exercised...........................................     (30,000)     $0.01
                                                        ----------
Balance at December 31, 1997..........................          --
  Granted.............................................   3,526,500      $0.01
  Exercised...........................................          --
                                                        ----------
Balance at December 31, 1998..........................   3,526,500
  Granted.............................................   5,363,250      $0.03
  Exercised...........................................    (105,000)     $0.03
  Forfeited...........................................      (3,000)     $0.03
                                                        ----------
Balance at December 31, 1999..........................   8,781,750
  Granted.............................................  13,551,000      $0.23
  Exercised...........................................  (7,588,540)     $0.14
  Forfeited...........................................     (97,501)     $0.25
                                                        ----------
Balance at June 30, 2000..............................  14,646,709
                                                        ==========

                                   OMM, INC.

     The following table summarizes information about stock options outstanding and exercisable at December 31, 1999:

                          WEIGHTED-
                           AVERAGE      WEIGHTED-
                          REMAINING      AVERAGE
EXERCISE     NUMBER      CONTRACTUAL    EXERCISE      NUMBER
 PRICES    OUTSTANDING   LIFE (YEARS)     PRICE     EXERCISABLE
--------   -----------   ------------   ---------   -----------
 $0.01      3,767,250        8.4          $0.01      1,411,374
 $0.03      5,014,500        9.4          $0.03         96,048
            ---------                                ---------
            8,781,750                                1,507,422
            =========                                =========

     In connection with the grant of stock options, the Company recorded unearned stock-based compensation, within stockholders' equity of $1,914,312 during the year ended December 31, 1999 and $708,131 and $42,088,705 during the six months ended June 30, 1999 and 2000, respectively. These transactions have been recorded as a charge to unearned stock-based compensation and a credit to additional paid-in capital. Amortization of unearned stock-based compensation, net of any charges reversed during the period for the forfeiture of unvested awards, was $429,772 during the year ended December 31, 1999 and $89,419 and $6,683,006 during the six months ended June 30, 1999 and 2000, respectively.

Fair Value Disclosures

     Had compensation cost been determined based on the fair value method at the grant dates for awards under the Plan, the Company's net loss on a pro forma basis would have been as follows:

                                                 PERIOD FROM
                                                JUNE 30, 1997
                                                (INCEPTION) TO    YEAR ENDED DECEMBER 31,
                                                 DECEMBER 31,     ------------------------
                                                     1997            1998          1999
                                                --------------    ----------    ----------
Net loss:
  As reported.................................     $53,675        $1,249,037    $7,358,366
  Pro forma...................................      53,760         1,250,181     7,369,460
Net loss per share (diluted)
  As reported.................................       (0.60)            (0.49)        (1.03)
  Pro forma...................................       (0.60)            (0.49)        (1.03)

     The weighted-average grant-date fair value per share of options granted during the period from June 30, 1997 (inception) to December 31, 1997 and during the years ended December 31, 1998 and 1999 was as follows:

                                                          PERIOD FROM
                                                         JUNE 30, 1997       YEAR ENDED
                                                         (INCEPTION) TO     DECEMBER 31,
                                                          DECEMBER 31,     --------------
                                                              1997         1998     1999
                                                         --------------    -----    -----
Exercise price equal to fair value of common stock on
  the grant date:
  Weighted-average exercise price......................      $0.01         $0.01       --
  Weighted-average option fair value...................      $0.00         $0.00       --
Exercise price less than fair value of common stock on
  the grant date:
  Weighted-average exercise price......................         --            --    $0.03
  Weighted-average option fair value...................         --            --    $0.36

                                   OMM, INC.

     The fair value of the options was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                                       PERIOD FROM
                                                      JUNE 30, 1997         YEAR ENDED
                                                      (INCEPTION) TO       DECEMBER 31,
                                                       DECEMBER 31,     ------------------
                                                           1997          1998       1999
                                                      --------------    -------    -------
Expected life.......................................     4 years        4 years    4 years
Risk-free interest rate.............................        5.4%           5.9%       5.4%
Expected volatility.................................        0.0%           0.0%       0.0%
Expected dividend yield.............................        0.0%           0.0%       0.0%

     The volatility of the Company's common stock underlying the options was not considered because the Company's stock was not publicly traded as of December 31, 1999. For purposes of pro forma disclosures, the estimated fair value of options is amortized to expense over the options' vesting periods using an accelerated graded method in accordance with FIN 28.

Non-employee options

     In March 2000, the Company issued 24,000 options to purchase common stock with an exercise price of $0.33 to non-employees in exchange for continued services. These options vest over a three year period and expire ten years from the date of grant. In connection with the issuance of the options, the Company recorded $59,161 of research and development expense through the six months ended June 30, 2000. The fair value of the options as of June 30, 2000 was determined based on the application of the Black-Scholes options pricing model using the following assumptions: weighted average expected life of ten years, weighted average risk free interest rate of 5.08%, volatility of 90% and dividend yield of zero. These options will be remeasured at each period end until the earlier of (i) all services are performed or (ii) the options are fully vested.

 6. WARRANTS

     During 1999, the Company issued fully vested, immediately exercisable and non-forfeitable warrants to purchase 413,562 shares of Series C preferred stock at an exercise price of $0.73 in connection with capital lease facilities and in connection with a working capital facility (Note 8). The warrants expire over periods of five to seven years or three years from the effective date of a qualified initial public offering of the Company. The fair value of the warrants at the time of grant, which was determined by management to be $496,158 based upon the application of the Black-Scholes option pricing model using the following assumptions: weighted average contractual life of 6 years, weighted average risk free interest rate of 5.10%, volatility of 90% and expected dividend yield of zero, was recorded as prepaid financing fees and is being amortized ratably over the term of the capital lease and working capital facilities. At June 30, 2000, all of these warrants remain outstanding.

     In July 1999, the Company issued a fully vested, immediately exercisable and non-forfeitable warrant to purchase 27,967 shares of Series C preferred stock at an exercise price of $0.73 in connection with services received prior to the date of grant. This warrant expires at the earlier of (i) five years from the date of grant; (ii) the closing of an underwritten public offering of the Company's common stock in which the gross proceeds are not less than $10 million; (iii) upon the closing of a consolidation or merger of the Company with or into, or the transfer of all or substantially all of the Company's assets, or at least 50% of the Company's voting stock to another corporation. The fair value of this warrant at the time of grant, which was determined by management to be $39,825 based upon application of the Black-Scholes option pricing model using the following assumptions: contractual life of 5 years, risk free interest rate of 5.60%,

                                   OMM, INC.

volatility of 90% and dividend yield of zero, was expensed during 1999. At June 30, 2000, all of these warrants remain outstanding.

     In February 2000, the Company entered into a service agreement with a consultant whereby, upon the successful completion of each of two assignments, the Company will grant to the consultant warrants to purchase 36,000 shares of the Company's common stock at an exercise price of $0.167. The fair value of these warrants as of June 30, 2000, which was determined by management to be $364,320 based upon application of the Black-Scholes option pricing model using the following assumptions: contractual life of 5 years, risk free interest rate of 6.18%, volatility of 90% and dividend yield of zero, was recorded as additional general and administrative expense in the accompanying statement of operations for the six months ended June 30, 2000. These warrants will be remeasured at each period end until all services have been performed.

     In March 2000, the Company issued fully vested, immediately exercisable and non-forfeitable warrants to purchase 60,000 shares of common stock at an exercise price of $0.167 in connection with services from a consultant received prior to the date of grant. These warrants expire at the earlier of (i) five years from the date of grant, (ii) the closing of an underwritten public offering of the Company, which will result in gross proceeds of at least $10,000,000, or (iii) upon the closing of a consolidation or merger of the Company with or into, or the transfer of all or substantially all of the Company's assets, or at least 50% of the Company's voting stock, to another corporation. The fair value of these warrants at the time of grant, which was determined by management to be $144,600 based upon application of the Black-Scholes option pricing model using the following assumptions: contractual life of 5 years, risk free interest rate of 6.59%, volatility of 90% and dividend yield of zero, was expensed during the six months ended June 30, 2000. In August 2000 the company issued warrants to purchase 16,000 shares of common stock at a weighted average exercise price of $2.30 in connection with services received. These warrants have the same terms stated above. All these warrants were exercised in August 2000.

     In April 2000, the Company issued fully vested, immediately exercisable and non-forfeitable warrants to purchase 201,857 shares of Series D preferred stock at an exercise price of $2.477 in connection with a credit facility to finance up to $10,000,000 in equipment acquisitions (Note 8). The warrants expire ten years from the date of grant. The fair value of the warrants at the time of grant, which was determined by management to be $2,385,950 based upon the application of the Black-Scholes option pricing model using the following assumptions: weighted average contractual life of 10 years, weighted average risk free interest rate of 5.86%, volatility of 90% and expected dividend yield of zero, was recorded as prepaid financing fees and is being amortized ratably over the term of the capital lease. At June 30, 2000, all of these warrants remain outstanding.

                                   OMM, INC.

 7. INCOME TAXES

     Deferred tax assets are comprised of the following:

                                                     DECEMBER 31,
                                               ------------------------     JUNE 30,
                                                 1998          1999           2000
                                               ---------    -----------    -----------
                                                                           (UNAUDITED)
Deferred tax assets:
  Net operating loss carryforwards...........  $ 508,546    $ 3,192,546    $ 8,057,743
  Research and development credit
     carryforwards...........................     60,000        533,920        998,920
  Manufacturers' investment credit
     carryforwards...........................         --         75,044        154,244
  Stock-based compensation...................         --         15,864        242,156
  Accrued expenses and other.................      8,764         86,312        113,593
                                               ---------    -----------    -----------
     Total deferred tax assets...............    577,310      3,903,686      9,566,656
Deferred tax liabilities:
  Depreciation and amortization..............         --        (24,417)       (74,457)
                                               ---------    -----------    -----------
     Net deferred tax assets.................    577,310      3,879,269      9,492,198
     Less valuation allowance................   (577,310)    (3,879,269)    (9,492,198)
                                               ---------    -----------    -----------
                                               $      --    $        --    $        --
                                               =========    ===========    ===========

     Based upon the lack of prior earnings history of the Company and based upon other available evidence, management has recorded a full valuation allowance for deferred tax assets as it is more likely than not that such assets will not be realized. Due to the cumulative losses of the Company since inception and as a result of the full valuation allowance against net deferred tax assets, no current or deferred income tax provision or benefit was recorded during all the periods presented.

     A reconciliation of income taxes to the amount computed by applying the statutory federal income tax rate to the net loss is summarized as follows:

                                  PERIOD FROM
                                 JUNE 30, 1997
                                 (INCEPTION) TO    YEAR ENDED DECEMBER 31,       SIX MONTHS
                                  DECEMBER 31,     ------------------------    ENDED JUNE 30,
                                      1997           1998          1999             2000
                                 --------------    ---------    -----------    --------------
                                                                                (UNAUDITED)
Amounts computed at statutory
  federal rate.................     $(18,250)      $(424,673)   $(2,501,844)    $(6,602,553)
Amortization of stock-based
  compensation.................           --              --        146,122       2,272,242
Federal research and
  development credit...........           --         (40,992)      (303,502)       (300,000)
Change in valuation allowance
  of deferred tax assets.......       20,714         556,596      3,301,959      (5,612,929)
State taxes....................       (3,132)        (93,743)      (650,474)       (985,759)
Other..........................          668           2,812          7,739           3,140
                                    --------       ---------    -----------     -----------
                                    $     --       $      --    $        --     $        --
                                    ========       =========    ===========     ===========

     As of December 31, 1999, the Company had $8,014,984 federal and $8,014,984 state net operating loss carryforwards and had research and development tax credit carryforwards of $344,494 and $287,009, respectively. As of June 30, 2000, the Company had $20,228,658 federal and $20,224,858 state net operating loss carryforwards and had research and development tax credit carryforwards of $644,494 and $537,009, respectively. The federal and state net operating loss carryforwards begin to expire in 2012 and

                                   OMM, INC.

2005, respectively. The federal research and development tax credit carryforwards begin to expire in 2018. The state research and development tax credit carryforwards do not expire.

     During the period from June 30, 1997 (inception) through December 31, 1998, certain stock ownership changes occurred. As a result, management estimates that the annual utilization in future years of net operating loss and research and development credit carryforwards generated through December 31, 1998 will be limited pursuant to Sections 382 and 383 of the Internal Revenue Code.

 8. COMMITMENTS

     The Company leases facilities and equipment under non-cancelable operating and capital leases which expire on varying dates through 2004. The Company's future minimum payments under non-cancelable operating and capital leases are as follows:

                                                       CAPITAL      OPERATING
              YEAR ENDING DECEMBER 31,                  LEASES        LEASES
              ------------------------                ----------    ----------
  2000..............................................  $  575,934    $  335,306
  2001..............................................     575,934       350,376
  2002..............................................     551,870       364,588
  2003..............................................      72,496       379,861
  2004..............................................       5,921       161,535
                                                      ----------    ----------
                                                       1,782,155    $1,591,666
                                                                    ==========
  Less amounts representing interest................     210,530
                                                      ----------
  Future minimum lease obligation...................   1,571,625
  Less current portion..............................     467,234
                                                      ----------
                                                      $1,104,391
                                                      ==========

     Assets under capital leases included in property and equipment consist of the following:

                                                     DECEMBER 31,     JUNE 30,
                                                         1999           2000
                                                     ------------    -----------
                                                                     (UNAUDITED)
PROPERTY AND EQUIPMENT
  Laboratory equipment.............................   $2,260,177     $4,136,873
  Computer equipment...............................      199,605      1,110,660
  Furniture and fixtures...........................      179,553        252,701
  Leasehold improvements...........................      252,994        252,994
                                                      ----------     ----------
                                                       2,892,329      5,753,228
  Less accumulated amortization....................     (262,627)      (678,446)
                                                      ----------     ----------
                                                      $2,629,702     $5,074,782
                                                      ==========     ==========

     Rent expense attributable to noncancelable operating leases was $1,600, $15,067 and $158,616 during the period from June 30, 1997 (inception) to December 31, 1997 and for the years ended December 31, 1998 and 1999 and $47,035 and $185,789 for the six months ended June 30, 1999 and 2000, respectively. Facility operating leases contain escalation clauses. The Company recognizes rent expense on a straight-line basis over the lease term.

     In September 1999, the Company committed to purchase inventory components costing $1,200,000 each year for a period of three years from one of its vendors. In January 2000, the Company committed to purchase inventory components costing $2,600,000 over a four year period from another of its vendors.

                                   OMM, INC.

     During 1999, the Company obtained capital lease facilities to finance up to $3,000,000 in property and equipment acquisitions and a $500,000 working capital facility. During 1999, the Company borrowed $500,000 under the working capital facility. The working capital facility stipulates an interest rate equal to prime plus 0.5%, 10% at June 30, 2000. At December 31, 1999, the working capital facility had been repaid in full.

     During the six months ended June 30, 2000, the Company refinanced, under capital lease facilities, property and equipment totaling $2,308,720, of which $927,917 was acquired during 1999 and is included in property and equipment at December 31, 1999. Monthly payments of $71,764 will be made under the capital lease facilities.

     In April 2000, the Company entered into a credit facility with commercial lenders which provides for borrowings of up to $10,000,000 for the purchase of equipment. Borrowings will bear interest at 12%. The credit facility terminates on February 28, 2001 with any borrowings being repaid over a 36 month repayment period.

     In May 2000, the Company entered into a facility operating lease which expires on July 31, 2009. Under the lease, the Company will make monthly payments of $84,147 which will accelerate annually to monthly payments of $138,596 in 2008. In connection with this lease, the Company entered into an irrevocable letter of credit in the amount of $2,200,000 which comprises the restricted cash balance at June 30, 2000. The letter of credit provides for automatic yearly renewals with annual reductions of $440,000 over the term of the lease.

 9. BENEFIT PLANS

401(k) Plan

     The Company sponsors an employee savings plan that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the savings plan, participating employees may defer a portion of their pre-tax earnings, up to the Internal Revenue Service annual contribution limit. Additionally, the Company may elect to make matching contributions into the savings plan at its sole discretion. As of June 30, 2000, the Company has not made any matching contributions into the savings plan.

2000 Stock Purchase Plan

     In September 2000, the Board approved the establishment, upon the closing of an initial public offering of the Company's common stock, of the 2000 Stock Purchase Plan (the "Purchase Plan"). A total of 4,000,000 shares of the Company's common stock have been reserved for issuance under the Purchase Plan, none of which have been issued. The number of shares reserved for issuance under the Purchase Plan will be subject to an annual increase on January 1 of each year beginning in 2001 equal to the lesser of (a) 2,700,000 shares, (b) 2.0% of the outstanding shares on such date or (c) a lesser amount as determined by the Board. The Purchase Plan permits eligible employees to purchase shares of common stock at a fifteen percent (15%) discount through payroll deductions during sequential 6-month offering periods. Unless the Board establishes a higher price, the price at which shares are purchased under the Purchase Plan for such offering period is equal to 85% of the lesser of the fair market value of the common stock on the first day of such offering period or the last day of the purchase period. The initial offering period will commence on the effective date of an initial public offering of the Company's common stock.

                                   OMM, INC.

10. SUBSEQUENT EVENTS

     Subsequent to June 30, 2000, the Company granted options to purchase 850,000 shares of common stock to employees at exercise prices ranging from $1.17 to $5.00. In addition, subsequent to June 30, 2000, 1,214,281 options were exercised into unvested restricted stock.

     In September 2000 the Company granted warrants to purchase 50,000 shares to WS Investment Company 2000B and certain members of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

     In September 2000 the Company's Board of Directors increased the number of shares of common stock authorized for grant under the Company's 1997 Stock Plan by 10,000,000 shares.

                                   [OMM LOGO]

                                  [BACK COVER]

     The back cover of the prospectus starts with the heading "OMM's photonic switching solutions switch fiber-optic data traffic optically without converting to electrical signals." Below that is the following text:

     "OMM 2-D solutions offer:
          o  Fast transmission throughput
          o  Tremendous operational cost savings
          o  A compact design that saves space
          o  System flexibility for changing network demands
          o  Proven reliability"

     Below that text is a circle with a graphic of a photonic switch subsystem package in its box. To the left of the circle is the text, "OMM's switching subsystems operate independent of data rate, signal protocol or optical signal wavelength." Below that, in the lower left-hand corner of the page, is the OMM logo. Below that logo, is the text "Switching the way the world communicates(TM)."

     On the right-hand side of the back page is a graphic of optical streams and fingertips which encompasses approximately one-third of the page.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discount and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

SEC registration fee........................................  $   26,400
NASD filing fee.............................................      12,000
Nasdaq National Market listing fee..........................      95,000
Printing and engraving costs................................      75,000
Legal fees and expenses.....................................     600,000
Accounting fees and expenses................................     250,000
Blue sky fees and expenses..................................      15,000
Transfer Agent and Registrar fees...........................       5,000
Miscellaneous expenses......................................      10,600
                                                              ----------
          Total.............................................  $1,090,000
                                                              ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law, or DGCL, permits indemnification of officers, directors and other corporate agents under certain circumstances and subject to certain limitations. Our Certificate of Incorporation and Bylaws provide that we shall indemnify our directors, officers and agents to the fullest extent permitted by the DGCL against judgments and monetary damages as a result of such individual serving as a director, officer or agent, including in circumstances in which indemnification is otherwise discretionary under such law. Our Bylaws also provide that we shall advance expenses incurred by a director, officer or agent in advance of a final disposition of such action provided we receive an undertaking by such individual to repay the amounts advanced if it is ultimately determined that he is not entitled to be indemnified. In addition, with the approval of our board of directors and our stockholders, we have entered into separate indemnification agreements with our directors, officers and certain employees that require us, among other things, to indemnify them to the fullest extent permitted by law against any judgments, amounts paid in settlement and all expenses incurred in connection with defending any action that may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature) and to obtain directors' and officers' insurance, if available on reasonable terms. We are required to advance expenses incurred by a party to such indemnification agreement in advance of a determination or judgment subject to a determination by our board of directors or another party who is not a party or defendants to such claim that the party to the indemnification agreement would not be permitted to be indemnified under applicable law. Parties to the indemnification agreements would not be indemnified for any acts, omissions or transactions for which they are prohibited from receiving indemnification under applicable law.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Since inception, we have issued unregistered securities to a limited number of persons as described below:

     None of these transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and we believe that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof, Regulation D promulgated thereunder or Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

     Within the last three years as of August 31, 2000, the registrant has issued stock options to purchase 23,233,250 shares of common stock with exercise prices ranging from $0.0067 to $2.60 under its 1997 Stock Option Plan. Of the options, options for 9,622,201 shares have been exercised, options for 67,500 shares have been cancelled and options for 13,543,549 shares remain outstanding under the 1997 Stock Option Plan.

     The registrant issued and sold 1,000,000 shares of Series A preferred stock at a price of $0.20 per share to individual and institutional investors in a private placement transaction on August 11, 1997 and on October 18, 1997. Each share of Series A preferred stock is convertible into three (3) shares of common stock. The total aggregate proceeds to the registrant in the private placement transaction was approximately $200,000.

     The registrant issued and sold 2,350,410 shares of Series B preferred stock at a price of $0.468 per share to individual and institutional investors in a private placement transaction on December 31, 1997 and on June 16, 1998. Each share of Series B preferred stock is convertible into three (3) shares of common stock. The total aggregate proceeds to the registrant in the private placement transaction was approximately $1,100,000.

     The registrant issued and sold 6,966,162 shares of Series C preferred stock at a price of $0.73 per share to individual and institutional investors in a private placement transaction on October 16, 1998 and on December 14, 1998. Each share of Series C preferred stock is convertible into three (3) shares of common stock. The total aggregate proceeds to the registrant in the private placement transaction was approximately $5,085,300.

     The registrant issued and sold 8,911,992 shares of Series D preferred stock at a price of $2.477 per share to individual and institutional investors in a private placement transaction on November 16, 1999. Each share of Series D preferred stock is convertible into three (3) shares of common stock. The total aggregate proceeds to the registrant in the private placement transaction was approximately $22,075,000.

     The registrant issued and sold 4,355,398 shares of Series E preferred stock at a price of $17.22 per share to individual and institutional investors in a private placement transaction on May 31, 2000 and on June 14, 2000. Each share of Series E preferred stock is convertible into three (3) shares of common stock. The total aggregate proceeds to the registrant in the private placement transaction was approximately $75,000,000.

     The registrant issued warrants to purchase up to an aggregate of 132,000 shares of common stock at an exercise price of $0.1667 per share to James Smith & Company in a private placement transaction on March 1, 2000. The rights to exercise the warrants will terminate upon the earliest of (i) the expiration of five (5) years from the date of the warrant, (ii) an initial public offering by the registrant of its stock having aggregate proceeds of at least $10,000,000 or
(iii) a merger or acquisition.

     The registrant issued a warrant to purchase up to an aggregate of 98,493 shares of Series C Preferred Stock at an exercise price of $0.73 per share to Silicon Valley Bank in a private placement transaction on April 5, 1999. Each share of Series C Preferred Stock is convertible into three (3) shares of common stock. The rights to exercise the warrant will terminate after five (5) years from the date of the warrant provided that notice of the expiration of the warrant is given not less than 30 days prior to the expiration date.

     The registrant issued warrants to purchase up to an aggregate of 315,069 shares of Series C Preferred Stock at an exercise price of $0.73 per share to Comdisco in a private placement transaction on April 15, 1999 and May 3, 1999. Each share of Series C Preferred Stock is convertible into three (3) shares of common stock. The rights to exercise the warrants will terminate upon the latter of (i) seven (7) years from the date of the warrant or (ii) three (3) years from an initial public offering of by the registrant of its stock.

     The registrant issued a warrant to purchase up to an aggregate of 27,967 shares of Series C Preferred Stock at an exercise price of $0.73 per share to Busch International in a private placement transaction on July 30, 1999. Each share of Series C Preferred Stock is convertible into three (3) shares of common stock. The rights to exercise the warrant will terminate upon the earliest of
(i) the expiration of five (5) years from the date of the warrant, (ii) an initial public offering having aggregate proceeds of at least $10,000,000 or
(iii) a merger or acquisition.

     The registrant issued warrants to purchase an aggregate of 201,857 shares of Series D Preferred Stock at an exercise price of $2.477 per share to Comdisco, Meier Mitchell & Company and Silicon Valley Bank in a private placement transaction on April 7, 2000. Each share of Series D Preferred Stock is convertible into three (3) shares of common stock. The rights to exercise the warrants will terminate upon the expiration of ten (10) years.

     The registrant issued warrants to purchase up to an aggregate of 50,000 shares of common stock at an exercise price of $8.00 per share to WS Investment Company 2000B and certain members of Wilson Sonsini Goodrich & Rosati in a private placement transaction on September 5, 2000. The rights to exercise the warrants will terminate upon September 4, 2005.

     The sales of the above securities were deemed to be exempt from registration in reliance on Rule 701 promulgated under Section 3(b) under the Securities Act as transactions pursuant to a compensatory benefit plan or a written contract relating to compensation, or in reliance on Section 4(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving any public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about OMM, Inc. or had access, through employment or other relationships, to such information.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    EXHIBIT
    NUMBER                           DESCRIPTION
    -------                          -----------
     1.1*    Form of Underwriting Agreement.
     3.1*    Amended and Restated Certificate of Incorporation of the
             registrant.
     3.2*    Amended and Restated Bylaws of the registrant.
     4.1*    Form of Common Stock Certificate.
     5.1*    Opinion of Wilson Sonsini Goodrich & Rosati, Professional
             Corporation.
    10.1*    Form of indemnification agreement entered into by the
             registrant with each of its directors and executive
             officers.
    10.2*    Amended and Restated Investor Rights Agreement dated as of
             May 31, 2000 by between the registrant and certain
             stockholders, as amended.
    10.3*    Founder's Stock Purchase Agreement by and between the
             registrant and Anis Husain dated July 2, 1997.
    10.4*    Secured Promissory Note held by the registrant for Hus Tigli dated as of March 20, 2000.
    10.5*    Change of Control Agreement between the registrant and Hus
             Tigli dated as of January 24, 2000.
    10.6*    Change of Control Agreement between the registrant and Anis
             Husain dated as of June 7, 2000.
    10.7*    Change of Control Agreement between the registrant and
             Philip Chapman dated as of May 12, 2000.
    10.8*    Change of Control Agreement between the registrant and James
             Hartman dated as of May 26, 2000.
    10.9*    Change of Control Agreement between the registrant and
             Conrad Burke dated as of May 26, 2000.

    EXHIBIT
    NUMBER                           DESCRIPTION
    -------                          -----------
    10.10*   Change of Control Agreement between the registrant and
             Christian Lepiane dated as of May 26, 2000.
    10.11*   1997 Stock Option Plan.
    10.12*   Form of Stock Option Agreements between the registrant and certain directors and executive officers.
    10.13*   2000 Director Plan.
    10.14*   2000 Employee Stock Purchase Plan.
    10.15*   Form of Warrant to Purchase Stock of the registrant held by
             Busch International.
    10.16*   Form of Warrant to Purchase Stock of the registrant held by
             Comdisco.
    10.17*   Form of Warrant to Purchase Stock of the registrant held by
             Silicon Valley Bank.
    10.18*   Form of Warrant to Purchase Stock of the registrant held by
             WS Investment Company 2000B.
    10.19*   Form of Warrant to Purchase Stock of the registrant held by
             Comdisco, Meier Mitchell & Company and Silicon Valley Bank.
    10.20*   San Diego Tech Center Office Building Lease between the
             registrant and San Diego Tech Center, LLC dated as of March
             25, 1999.
    10.21*   First Amendment to Lease between the registrant and San
             Diego Tech Center, LLC dated as of January 18, 1999.
    10.22*   Industrial Lease between the registrant and the Irvine
             Company dated as of May 2000.
    10.23*   Loan and Security Agreement by and among the registrant,
             MMC-GATX Partnership No. 1, Silicon Valley Bank and
             Comdisco, Inc. dated as of April 7, 2000.
    10.24*   Loan and Security Agreement between the registrant and
             Silicon Valley Bank dated as of April 5, 1999.
    10.25*   Loan and Security Agreement between the registrant and
             Comdisco, Inc. dated as of March 23, 1999.
    23.1     Consent of PricewaterhouseCoopers LLP.
    23.2*    Consent of Counsel. Reference is made to Exhibit 5.1.
    24.1     Power of Attorney (see page II-6).

---------------
* To be filed by amendment.

+ Confidential treatment to be requested.

     FINANCIAL STATEMENT SCHEDULES

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

     The registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Diego, State of California, on the 15th day of September, 2000.

                                          OMM, Inc.

                                          By:         /s/ HUS TIGLI
                                            ------------------------------------
                                                        Hus Tigli
                                          President and Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Hus Tigli and Philip Chapman and each of them, his attorneys-in-fact, each with the power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                      SIGNATURE                                   TITLE                     DATE
                      ---------                                   -----                     ----
                    /s/ HUS TIGLI                       President, Chief Executive   September 15, 2000
-----------------------------------------------------      Officer and Director
                      Hus Tigli                            (Principal Executive
                                                                 Officer)

                 /s/ PHILIP CHAPMAN                      Chief Financial Officer     September 15, 2000
-----------------------------------------------------    (Principal Financial and
                   Philip Chapman                          Accounting Officer)

                   /s/ ANIS HUSAIN                      Chief Technology Officer,    September 15, 2000
-----------------------------------------------------     Senior Vice President,
                     Anis Husain                       Research and Development and
                                                                 Chairman

                 /s/ STEPHEN DOMENIK                             Director            September 15, 2000
-----------------------------------------------------
                   Stephen Domenik

                 /s/ BARRY FIDELMAN                              Director            September 15, 2000
-----------------------------------------------------
                   Barry Fidelman

                  /s/ BRUCE GRAHAM                               Director            September 15, 2000
-----------------------------------------------------
                    Bruce Graham

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 1.1*     Form of Underwriting Agreement.
 3.1*     Amended and Restated Certificate of Incorporation of the
          registrant.
 3.2*     Amended and Restated Bylaws of the registrant.
 4.1*     Form of Common Stock Certificate.
 5.1*     Opinion of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation.
10.1*     Form of indemnification agreement entered into by the
          registrant with each of its directors and executive
          officers.
10.2*     Amended and Restated Investor Rights Agreement dated as of
          May 31, 2000 by between the registrant and certain
          stockholders, as amended.
10.3*     Founder's Stock Purchase Agreement by and between the
          registrant and Anis Husain dated July 2, 1997.
10.4*     Secured Promissory Note held by the registrant for Hus Tigli dated as of March 20, 2000.
10.5*     Change of Control Agreement between the registrant and Hus
          Tigli dated as of January 24, 2000.
10.6*     Change of Control Agreement between the registrant and Anis
          Husain dated as of June 7, 2000.
10.7*     Change of Control Agreement between the registrant and
          Philip Chapman dated as of May 12, 2000.
10.8*     Change of Control Agreement between the registrant and James
          Hartman dated as of May 26, 2000.
10.9*     Change of Control Agreement between the registrant and
          Conrad Burke dated as of May 26, 2000.
10.10*    Change of Control Agreement between the registrant and
          Christian Lepiane dated as of May 26, 2000.
10.11*    1997 Stock Option Plan.
10.12*    Form of Stock Option Agreements between the registrant and certain directors and executive officers.
10.13*    2000 Director Plan.
10.14*    2000 Employee Stock Purchase Plan.
10.15*    Form of Warrant to Purchase Stock of the registrant held by
          Busch International.
10.16*    Form of Warrant to Purchase Stock of the registrant held by
          Comdisco.
10.17*    Form of Warrant to Purchase Stock of the registrant held by
          Silicon Valley Bank.
10.18*    Form of Warrant to Purchase Stock of the registrant held by
          WS Investment Company 2000B.
10.19*    Form of Warrant to Purchase Stock of the registrant held by
          Comdisco, Meier Mitchell & Company and Silicon Valley Bank.
10.20*    San Diego Tech Center Office Building Lease between the
          registrant and San Diego Tech Center, LLC dated as of March
          25, 1999.
10.21*    First Amendment to Lease between the registrant and San
          Diego Tech Center, LLC dated as of January 18, 1999.
10.22*    Industrial Lease between the registrant and the Irvine
          Company dated as of May 2000.
10.23*    Loan and Security Agreement by and among the registrant,
          MMC-GATX Partnership No. 1, Silicon Valley Bank and
          Comdisco, Inc. dated as of April 7, 2000.
10.24*    Loan and Security Agreement between the registrant and
          Silicon Valley Bank dated as of April 5, 1999.
10.25*    Loan and Security Agreement between the registrant and
          Comdisco, Inc. dated as of March 23, 1999.
23.1      Consent of PricewaterhouseCoopers LLP.
23.2*     Consent of Counsel. Reference is made to Exhibit 5.1.

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
24.1      Power of Attorney (see page II-6).

---------------
* To be filed by amendment.

+ Confidential treatment to be requested.